HUBBELL INCORPORATED
2007 ANNUAL REPORT

GROWTH & RENEWAL


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2007 Highlights

Net Sales



-$ 2.50
-$ 2.25
-$ 2.00
$ 1.99
$ 2.10
$ 2.41
$ 2.53
Billions of $
'04 '05 '06 '07

Net Income



-$ 210
-$ 180
-$ 158
$ 154.7
$ 165.1
$ 158.1
$ 208.3
Millions of $
'04 '05 '06 '07

Diluted Earnings per Share



-$ 3.50
-$ 3.00
-$ 2.50
$ 2.51
$ 2.67
$ 2.59
$ 3.50
Dollars $
'04 '05 '06 '07

Operating Profit Margin



12%
11%
10%
10.7%
10.8%
9.7%
11.9%
% of Sales
'04 '05 '06 '07

Year Ended December 31,	2007	2006	Change
Net Sales	**$2,533.9**	**$2,414.3**	**5%**
Net Income	**$ 208.3**	**$ 158.1**	**32%**
Earnings Per Share-Diluted	**$ 3.50**	**$ 2.59**	**35%**

(Dollars in millions, except per share amounts)

Annual Meeting

The next annual meeting of the shareholders of Hubbell Incorporated will be held at 9:00 AM local time, Monday, May 5, 2008, at Hubbell Lighting, Inc., 701 Millennium Boulevard, Greenville, SC. A formal notice of the meeting and proxy materials will be mailed to each shareholder.

To The Shareholders:

At Hubbell, 2007 was a year of growth and renewal. Our financial performance was stellar; we grew our sales, net income, diluted earnings per share, and cash flow to the absolute highest levels in the Company's 120 year history. We needed to regain our historic position of industry leading profitability and tremendous progress was made on that fundamental objective. However, that only tells a part of the story of 2007.

Of equal importance, we will remember 2007 for accomplishments that are not as easily measured. Coming into the year, we had invested heavily in initiatives essential for our long-term success. These efforts, while necessary, resulted in a short-term negative impact on operating efficiencies, productivity and ultimately, profit. Accordingly, we needed to re-establish the confidence of the investment community and our people that we would soon realize the benefits of the foundation we had worked hard to build. Our progress on regaining our momentum and renewing a sense of strength and vigor across our organization are accomplishments worthy of acknowledgement, as well.

Our results, financial and otherwise, are directly attributable to the focus, hard work, and dedication of our 11,500 Hubbell employees around the world. We announced at the start of last year, our concentration would be on three key objectives: price realization, cost containment, and productivity improvement. This simple, clear-minded focus was essential in driving us toward the results that we enjoyed. With a 5% increase in net sales in 2007 across Hubbell, our Company's net income increased by 32% and diluted earnings per share by 35%.

Each of our businesses contributed to this outstanding year. Each segment reported higher sales, higher operating profits, and higher operating margin.

The Electrical Segment - Despite some market trends that were less than favorable in this segment, net sales were up slightly last year and operating profit grew by 21%. We delivered on our three focus areas in this segment as each of the businesses achieved improved price realization, reduced costs, and gained higher productivity. And the contributions were balanced. Wiring Systems reported an increase in sales as their recent new product introductions are gaining market acceptance. Sales of products for harsh and hazardous applications rose by double-digits and operating profit doubled. Also, our

Lighting business reported increased sales of commercial and industrial fixtures. Despite a difficult residential marketplace, their operating profit rose and operating margin increased by 90 basis points.

The Power Systems Segment - Hubbell's Power Systems segment had another strong year with an 11% increase in sales and 28% higher operating profit. Power Systems returned to its historic level of operating margin as a result of successful productivity initiatives and greater price realization even though the core U.S. utility market continued slowing especially in distribution voltage products as the residential market decline impacted utility demand. Further, our Power Systems business broadened its portfolio of product offerings with an important acquisition late in 2007.

The Industrial Technology Segment – The performance in Industrial Technology businesses was exceptional. Sales rose by 23% and operating profit by 53%. This was the first full year as a part of Hubbell for our Austdac operation in Australia which delivered tremendous results, proving to be a valuable acquisition from 2006. With the segment's high voltage instrumentation, specialty communications, and industrial products occupying a prominent position in global markets, Industrial Technology forged its solid 2007 growth in diverse markets around the world.

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As I previously stated, the financial results were the best in our long history and our people were the foundation of our success. Since 2001, we began a comprehensive series of internal initiatives and our employees have been supportive. The costs of those investments – in dollars and in effort – were substantial and impacted Hubbell's results through those years. But, our people persevered. And those initiatives are proving their worth.

Hubbell's enterprise-wide business system – a critical component for future growth – is now installed and operating throughout all domestic operations with only our most recent acquisitions remaining to implement. We're better utilizing this new capability and expect to gain greater efficiencies from it in coming years. A feature in the following section provides further details.

Restructuring of our Lighting operations has been substantially completed. This multi-year program is reducing the manufacturing footprint and providing a leaner infrastructure. Even greater flexibility and efficiency were added in 2007 with the opening of Hubbell Lighting's new facility in Greenville, SC. Capability is the byword for this multi-function facility as illustrated later in this report.

Converting Hubbell to 'lean' processes from the plant floor through the supply chain continued in 2007 as it will in every year to come. Hubbell's new product development is a case in point. By adopting 'lean' processes, our people halved the time needed to develop, introduce, and market our homeSELECT™ and netSELECT™ product lines in 2006 – the largest new product introduction in the Company's history. That provided a full year in 2007 to build market acceptance and gain added sales. We're targeting an additional 50% reduction in time required over the next two years.

These initiatives require the unwavering commitment of all of our employees and I sincerely appreciate the work and loyalty shown as we faced these and other challenges.

A year ago, I noted to you that our focus in 2006 was to complete the transition of Hubbell to a more flexible, more efficient, more capable company. In fact, since the only constant is change, our transition will continue. We will always find new ways to improve our processes, new opportunities for internal growth, and new acquisitions to add to our portfolio. The work we've done so far, and the first tangible benefits reported in our 2007 results, dictate our theme of 'Growth and Renewal'. We expect to add another year of the same progress in 2008.

T. H. Powers
Chairman, President and
Chief Executive Officer

4 Growth & Renewal

On the surface, Hubbell may have looked like the same company in 2007 that it had been over the preceding few years. But appearances can be deceiving. On closer examination Hubbell emerges as a company that is benefiting from commitments to streamlining operations, enhancing competitiveness and ever-improving product performance while solidifying its leadership in its served markets and making growing contributions to environmental sustainability. Growth and renewal: At Hubbell, we're fulfilling our commitments and building a prosperous and promising future.

Leadership:
Lighting the way for an entire industry

Winston Churchill said, "We shape our buildings, and afterwards our buildings shape us."

His words resonate with particular relevance when applied to the new home of Hubbell Lighting (HLI) in Greenville, South Carolina. The state-of-the-art building of stone, steel and glass is LEED Silver registered by the U.S. Green Building Council for its energy efficiency and environmental design, and is a showplace of leading-edge lighting design and innovation. But the real story of this building is the way it is shaping HLI.

Hubbell Lighting Group Vice President Scott Muse says, "Our Company is focused on three core competencies: new product innovation, superior customer support and industry leading training. The new building specifically supports these objectives in ways that no other building can, while tangibly demonstrating our strong commitment to energy efficiency and environmental stewardship."

The 185,000-square-foot structure stands on 20 acres in the heart of the "Boom Belt" between Atlanta and Charlotte. It showcases products from each HLI brand – in all, more than 150 types of lighting fixtures.

The first floor is home to the Lighting Solutions Center, the most advanced education and training facility in the industry. Hosting more than 6,000 lighting professionals annually, the 25,000-square-foot center includes a welcoming lobby, pre-function area, large scale amphitheater with multi-media webcasting capabilities, a unique 3,000-square-foot Lighting Solutions Lab, dedicated training class rooms, four multi-purpose private dining rooms and more.

The Lighting Solutions Lab is designed to assist lighting designers and specifiers by providing real world solutions to their most difficult lighting challenges. Interactive exhibits in key areas demonstrate solutions for energy efficiency, solid-state technology, daylight harvesting, light pollution reduction and integrating life safety systems.

Also on the first floor are product research and development laboratories for the testing and certification of HLI products, as well as an employee cafeteria. Upper floors house customer support, administrative, engineering, executive, finance, operations, human resources, information technology, and sales and marketing functions.

And while it houses all these functions – and more – this facility is really the very best sales tool that Hubbell Lighting could have.

Opposite: Hubbell Lighting's new facility in Greenville, SC.



© BRIAN DRESSLER PHOTOGRAPHY







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Innovation:
A long history of looking ahead

Lower cost, better performance, less maintenance. If you're a customer, that's a lot to like – no matter what you're buying. These benefits specifically happen to describe the Versa-Tech® Recloser brought to market by Hubbell Power Systems (HPS) at mid-year 2007. But these benefits – and many others – could just as easily describe a wide range of products from Hubbell, a company that never stops finding delight in bringing improved quality, performance and value to its customers.

In the case of the Versa-Tech® Recloser, it's one of those "breakthrough" products that really is a breakthrough – so much so that HPS sold out its 2007 production and expects a five-fold sales increase for 2008.

Reclosers protect electric utility distribution networks by identifying and clearing fault currents. Versa-Tech® Reclosers lower utilities' operating costs by reducing the number of backup units needed in inventory. They also offer advanced features that can be programmed by the customer to improve distribution reliability. And they offer features that greatly reduce maintenance needs.

In 2006, Hubbell Wiring Device-Kellems – long a leader in commercial and industrial electrical products – came to market with its first comprehensive residential product line. In all, homeSELECT™ residential electrical devices and netSELECT™ advanced communications products comprise some 1,800 SKUs and represent the largest single product launch in the history of the Company.

But it's the more subtle, incremental improvements that Hubbell businesses implement continuously that characterize the Company's commitment to innovation. Consider SNAPConnect™, a new electric receptacle system from Wiring Device-Kellems that is so fast and easy to install that it saves more than three minutes of total installation time per device compared to a conventionally wired duplex receptacle.

Hubbell Premise Wiring launched its NextSPEED™ high speed cabling products to fully participate in the emerging 10-gigabit Ethernet market. Premise Wiring also introduced iStation™ Plug-n-Play VGA connections that provide the industry's fastest terminating video connection. In addition, it brought to market the second generation of its successful PowerTrac™ intelligent power over Ethernet management system.

Opposite (clockwise from bottom): Power Systems' Versa-Tech® recloser; Prescolite LED pendant fixture; residential LED lighting; Wiring Device-Kellems SNAPConnect™ receptacle.

Competing: The status quo is a no-go

While Hubbell Lighting's sparkling new facility is tangible evidence of this business's momentum, HLI first had to lay a solid foundation for growth. That came in the form of a restructuring that was aggressively implemented over the past few years and culminated with the opening of the new facility in 2007.

The need for restructuring became necessary with the acquisition of Lighting Corporation of America in 2002, which elevated HLI to one of the largest lighting manufacturers in North America. While revenues were significantly higher, there was also duplication or overlap of many functions and facilities, and HLI's many lighting brands also operated on nine different business information systems.

HLI responded to redundancies in facilities and capacities by consolidating offices, manufacturing and distribution infrastructure and by streamlining management and administrative support. In addition, HLI strategically integrated 17 lighting brands under the HLI platform while retaining each brand's unique identity and brand equity. In addition, all 17 lighting brands were successfully transitioned to a single business information system. Customer support, product development, standards testing and other services have been centralized at the new facility in Greenville, South Carolina. The result? A leaner, more competitive Hubbell Lighting.

In other parts of the Company, Hubbell Electrical Products (HEP) and Hubbell Industrial Technology (HIT) under Group Vice President Gary Amato netted significant savings, improved operational support and created cross-market synergies that are driving higher revenues. In addition, these businesses realize more than 30 percent of their revenues outside the U.S., and are benefiting from spending on infrastructure worldwide as well as active oil and gas markets.

At the corporate level, in October 2007 Hubbell announced the acquisition of PCORE Electric, the leading independent manufacturer of high voltage condenser bushings. These products are used in the electric utility infrastructure. PCORE, which is being integrated into Hubbell Power Systems, is Hubbell's fifth acquisition in the past 18 months.

In addition, Hubbell continued to press forward with full implementation of its SAP-driven enterprise-wide information system. With most of Hubbell's domestic locations on the system by the close of 2006, in 2007 the focus was on leveraging the system for improved productivity and customer service as well as the initial steps in what will become a robust interface with customers. Moving forward, Hubbell is integrating its recent acquisitions into the system and anticipates bringing on all international locations within two years.

Opposite: PCORE high voltage condenser bushing.



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PHOTO COURTESY OF WIND CAPITAL GROU

The environment:
A budding opportunity for growth

Harnessing the wind is one of the more promising ways to produce clean, renewable energy. While wind farms may as yet be an unconventional source of electrical energy, they are very conventional in their need for a supporting transmission infrastructure to connect with the electrical grid.

That's where Hubbell Power Systems (HPS) has a promising story to spin. At a wind farm in the Midwest with 27 turbines capable of generating 56.7 megawatts, HPS provided all the needed cable and wire connectors, steel hardware, high voltage fittings and lightning arresters. That's just one example. As wind farm projects begin to proliferate, HPS offers the full product line, technical capabilities and reputation for quality and reliability that should make it a natural partner for wind farm operators.

On the lighting front, light-emitting diodes (LEDs) are a technology that is moving to center stage. LEDs convert 10-15 percent or more of their wattage into light, versus just 7.5 percent for incandescent bulbs, according to the U.S. Department of Energy. At a time when energy efficiency is increasingly important, LEDs are becoming a mainstream business for HLI. In fact, among major manufacturers HLI now offers the broadest line of LED fixtures in the industry. HLI brands Kim Lighting (outdoor lighting), Prescolite (specification-grade products) and Progress Lighting (residential lighting) all offer a broad selection of LED fixtures. In addition, Chalmit Lighting – the Glasgow, Scotland-based unit of Hubbell Electrical Products that specializes in harsh and hazardous applications – offers LED-based emergency lighting luminaires.

In terms of operations, in November 2007 HLI's Architectural Area Lighting (AAL) announced that its products and processes had become carbon neutral, meaning that AAL eliminates as much carbon as it produces. In making the announcement, AAL became the first brand in the lighting industry to be carbon neutral.

The fact that AAL's products are carbon neutral when they arrive at the site where they will be used is not only sound environmental stewardship, but good business. That's because AAL's customers are architects who are interested not only in elegant design but also in environmental sustainability.

Opposite: Wind turbines provide renewable energy.

Markets:
Smart customers are smart business

Hubbell's business is high performance, high reliability products – and making certain that customers who sell and use these products get the most out of what Hubbell puts in.

That's the thrust of Hubbell's customer training and education efforts. Throughout any given year, education gives Hubbell people the opportunity to interact with people who buy and use the Company's products. But it's much more than a platform for selling products. Instead, customers sharpen skills, increase knowledge and actually raise their value to their employers. The following is a summary of how several Hubbell businesses are delivering high-value education to their customers.

Premise Wiring

Premise Wiring offers a Mission Critical Warranty and System Performance Guarantee Program guaranteeing a structured cabling system for 25 years. To be certain its systems are designed and installed correctly Premise Wiring trains installers around the globe. But, Premise Wiring training is inherently valuable to installers – they pay to attend classes – because to operate in this industry they need to be certified.

Electrical Products

One way that HEP delivers training is through the development of educational materials for use by the National Joint Apprenticeship Training Committee (NJATC). The NJATC partners with two large organizations, the International Brotherhood of Electrical Workers and the National Electrical Contractors Association, to educate apprentices to become journeymen. Some 7,000 to 8,000 people a year achieve journeyman status through the NJATC. Currently, there are approximately 325 local JATCs and some 4,200 instructors delivering training to apprentices.

Lighting

A key feature of HLI's new facility is the Lighting Solutions Center. Between its opening in July and the end of 2007 more than 1,200 people attended classes there, and the 2008 schedule is heavily booked. The center fills the education and training needs of the all-important specification community, which includes architects, engineers, lighting designers, contractors, distributors, sales agents and others.

Opposite (clockwise from top): Lighting Solutions Center demonstrates 'daylight harvesting'; Power Systems' utility product training; Premise Wiring seminar in India; Wiring Device-Kellems distributor training.






HUBBELL TECHNICAL



Industrial Technology

The world's largest provider of industrial communications systems, GAI-Tronics offers Factory Acceptance Tests (FATs) to its customers. FATs allow customers to tour Hubbell facilities, meet face-to-face with the people responsible for the system they are purchasing and witness their system working in an HIT testing room. FATs are also important to Hubbell Industrial Controls (HIC), a leading supplier of DC motor controls for overhead cranes.



Power Systems

HPS has trained some 500 individuals from distribution partners over the past seven years, 100 from its utility customers and another 100 from HPS itself. Teacher-to-student ratios are kept low to promote hands-on involvement. Classes are held at three locations; Centralia, Missouri; Leeds, Alabama; and Aiken, South Carolina.

Wiring Device-Kellems

Wiring Device-Kellems uses multiple approaches to reach its two most important market targets – distributors and end users. Hubbell schools are a tried-and-true method that have educated thousands of distributor personnel over the years. ShopTalk℠ seminars have been the focal point for end user training efforts since 1992. The newest in Wiring Device-Kellems' three-pronged approach – courses offered online – was launched in 2007.

Above: Power Systems' utility lineman training.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file no. 1-2958

Hubbell Incorporated

(Exact name of Registrant as specified in its charter)

Connecticut	**06-0397030**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
584 Derby Milford Road **Orange, Connecticut**	**06477-4024**
(Address of principal executive offices)	*(Zip Code)*

(203) 799-4100

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of Exchange on which Registered
Class A Common — $.01 par value (20 votes per share)	New York Stock Exchange
Class B Common — $.01 par value (1 vote per share)	New York Stock Exchange
Series A Junior Participating Preferred Stock Purchase Rights	New York Stock Exchange
Series B Junior Participating Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The approximate aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2007 was $2,960,581,836*. The number of shares outstanding of the Class A Common Stock and Class B Common Stock as of February 15, 2008 was 7,291,918 and 49,632,169, respectively.

Documents Incorporated by Reference

Portions of the definitive proxy statement for the annual meeting of shareholders scheduled to be held on May 5, 2008, to be filed with the Securities and Exchange Commission (the "SEC"), are incorporated by reference in answer to Part III of this Form 10-K.

* Calculated by excluding all shares held by Executive Officers and Directors of registrant and the Louie E. Roche Trust, the Harvey Hubbell Trust, the Harvey Hubbell Foundation and the registrant's pension plans, without conceding that all such persons or entities are "affiliates" of registrant for purpose of the Federal Securities Laws.

HUBBELL INCORPORATED

ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2007

TABLE OF CONTENTS

PART I

Item 1. *Business*

Hubbell Incorporated (herein referred to as "Hubbell", the "Company", the "registrant", "we", "our" or "us", which references shall include its divisions and subsidiaries as the context may require) was founded as a proprietorship in 1888, and was incorporated in Connecticut in 1905. Hubbell is primarily engaged in the design, manufacture and sale of quality electrical and electronic products for a broad range of non-residential and residential construction, industrial and utility applications. Products are either sourced complete, manufactured or assembled by subsidiaries in the United States, Canada, Switzerland, Puerto Rico, Mexico, Italy, the United Kingdom, Brazil and Australia. Hubbell also participates in joint ventures in Taiwan and the People's Republic of China, and maintains sales offices in Singapore, the People's Republic of China, Mexico, South Korea, and the Middle East.

For management reporting and control, the businesses are divided into three segments: Electrical, Power and Industrial Technology, as described below. Reference is made to Note 20 — Industry Segments and Geographic Area Information in the Notes to Consolidated Financial Statements.

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are made available free of charge through the Investor Relations section of the Company's website at *http://www.hubbell.com* as soon as practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC").

In October 2007, the Company acquired PCORE Electric Company, Inc. ("PCORE") for approximately $50 million. PCORE is a leading manufacturer of high voltage condenser bushings. These products are used in the electric utility infrastructure. PCORE has been included in the Power segment.

ELECTRICAL SEGMENT

The Electrical segment (65%, 67% and 71% of consolidated revenues in 2007, 2006 and 2005, respectively) is comprised of businesses that sell stock and custom products including standard and special application wiring device products, lighting fixtures and controls, fittings, switches, outlet boxes, enclosures, wire management products and voice and data signal processing components. The products are typically used in and around industrial, commercial and institutional facilities by electrical contractors, maintenance personnel, electricians, and telecommunications companies. Certain lighting fixtures, wiring devices and electrical products also have residential applications. These products are primarily sold through electrical and industrial distributors, home centers, some retail and hardware outlets, and lighting showrooms. Special application products are sold primarily through wholesale distributors to contractors, industrial customers and original equipment manufacturers ("OEMs"). Hubbell maintains a sales and marketing organization to assist potential users with the application of certain products to their specific requirements, and with architects, engineers, industrial designers, OEMs and electrical contractors for the design of electrical systems to meet the specific requirements of industrial, institutional, commercial and residential users. Hubbell is also represented by sales agents for its lighting fixtures and controls, electrical wiring devices, boxes, enclosures, and fittings products lines.

Electrical Wiring Devices

Hubbell designs, manufactures and sells wiring devices which are supplied principally to industrial, commercial, institutional and residential customers. These products, comprising several thousand catalog items, include items such as:

- Cable/cord reels
- Connectors
- Floor boxes/poke throughs
- Ground fault devices
- Pin & sleeve devices
- Marine products
- Mesh grips
- Occupancy/vacancy sensors
- Service poles
- Surge suppression devices
- Switches & dimmers
- Switched enclosures

These products, sold under the Hubbell®, Kellems®, Bryant®, Gotcha® Dua-Pull®, and Circuit Guard® trademarks, are sold to industrial, commercial, utility and residential markets. Hubbell also manufactures TVSS (transient voltage surge suppression) devices, under the Spikeshield® trademark, which are designed to protect electronic equipment such as personal computers and other supersensitive electronic equipment.

Hubbell also manufactures and/or sells components designed for use in local and wide area networks and other telecommunications applications supporting high-speed data and voice signals.

Outlet Boxes, Enclosures and Fittings

Hubbell manufactures and/or sells outlet boxes, enclosures and fittings under the following trademarks:

- Raco®- steel and plastic boxes, covers, metallic and nonmetallic electrical fittings and floor boxes
- Bell®- outlet boxes, a wide variety of electrical boxes, covers, combination devices, lampholders and lever switches with an emphasis on weather-resistant types suitable for outdoor applications
- Wiegmann®- a full-line of fabricated steel electrical equipment enclosures such as rainproof and dust-tight panels, consoles and cabinets, wireway and electronic enclosures and a line of non-metallic electrical equipment enclosures

Lighting Fixtures and Controls

Hubbell manufactures and sells lighting fixtures and controls for indoor and outdoor applications within three categories: Commercial/Institutional and Industrial Outdoor, Commercial/Institutional and Industrial Indoor, and Residential.

Commercial/Institutional and Industrial Outdoor products are sold under a number of brand names and trademarks, including Sterner®, Devine®, Kim Lighting®, Security™, Spaulding™, Whiteway™, Sportsliter®, Architectural Area Lighting, Hubbell Outdoor Lighting and Lightscaper® and include:

- Bollards
- Canopy light fixtures
- Decorative landscaping fixtures
- Fixtures used to illuminate athletic and recreational fields
- Floodlights and poles
- Inverter power systems
- Pedestrian zone, path/egress, landscape, building and area lighting fixtures and poles
- Series fixtures
- Signage fixtures
- Flood/step/wall mounted lighting

Commercial/Institutional and Industrial Indoor products are sold under the Alera™, Columbia Lighting®, Prescolite®, Dual-Lite®, Hubbell Industrial Lighting, Chalmit™, Victor™ and Killark® trademarks and include:

- Architectural and specification and commercial grade fluorescent fixtures
- Emergency lighting/exit signs
- Fluorescent high bay fixtures
- High intensity discharge high bay and low bay fixtures
- International Electrotechnical Commission lighting fixtures designed for hazardous, hostile corrosive applications
- Inverter power systems
- Recessed, surface mounted and track fixtures
- Specification grade light-emitting diodes ("LED") fixtures

Residential products, sold under the Progress Lighting® trademark, include:

- Bath/vanity fixtures and fans
- Ceiling fans
- Chandeliers, sconces, directionals
- Close to ceiling fixtures
- Dimmers and door chimes
- Linear fluorescent
- Outdoor and landscape fixtures
- Residential LED fixtures
- Track and recessed lighting
- Under-cabinet lighting

Products for Harsh and Hazardous Locations

Hubbell's special application products are intended to protect the electrical system from the environment and/or the environment from the electrical system. Harsh and hazardous locations are those areas (as defined and classified by the National Electrical Code and other relevant standards) where a potential for fire and explosion exists due to the presence of flammable gasses, vapors, combustible dust and fibers. Such classified areas are typically found in refineries, offshore oil and gas platforms, petro-chemical plants, pipelines, dispensing facilities, grain elevators and related processing areas. These products are sold under a number of brand names and trademarks, such as Killark®, Disconex®, HostileLite® and Hawke™ and include:

- Cable connectors, glands and fittings
- Conduit raceway fittings
- Electrical distribution equipment
- Electrical motor controls
- Enclosures
- Junction boxes, plugs, receptacles
- Lighting fixtures
- Switches

Telecommunications Products

Hubbell designs, manufactures and sells products that provide a broad range of communications access solutions. These products are sold primarily to telephone and telecommunications companies, local exchange carriers, companies with private networks and internet service providers. Sold under the Pulsecom® trademark, these products include: voice and data signal processing, channel cards, telephone/data connectors, patch cords, and a variety of high speed fiber optic interconnect components.

POWER SEGMENT

The Power segment (25%, 24% and 22% of consolidated revenues in 2007, 2006 and 2005, respectively) consists of operations that design and manufacture various transmission, distribution, substation and telecommunications products used by the utility industry. In addition, certain of these products are used in the civil construction and transportation industries. Products are sold to distributors and directly to users such as electric utilities, mining operations, industrial firms, construction and engineering firms. While Hubbell believes its sales in this area are not materially dependent upon any customer or group of customers, a decrease in purchases by public utilities does affect this category.

Electrical Transmission and Distribution Products

Hubbell manufactures and sells a wide variety of electrical transmission and distribution products. These products are sold under a number of brand names and trademarks, such as Ohio Brass®, Chance®, Anderson®, Fargo®, Hubbell®, Polycast®, Quazite®, and PCORE® and include:

- Aluminum transformer equipment mounts
- Arresters
- Automatic line splices
- Cable elbow terminations and accessories
- High voltage condenser bushings
- Hot line taps
- Insulators
- Mechanical and compression electrical connectors and tools
- Pole line and tower hardware
- Polymer concrete in-ground enclosures, equipment pads and special drain products
- Specialized insulated hot line tools
- Switches, cutouts and sectionalizers

Construction Materials

Hubbell also manufactures and sells under the Chance® trademark products that include:

- Line construction materials including power-installed foundation systems and earth anchors to secure overhead power and communications line poles, guyed and self-supporting towers, streetlight poles and pipelines. Additionally, helical pier foundation systems are used to support homes and buildings, and earth anchors are used in a variety of farm, home and construction projects including tie-back applications.
- Pole line hardware, including galvanized steel fixtures and extruded plastic materials used in overhead and underground line construction, connectors, fasteners, pole and cross arm accessories, insulator pins, mounting brackets and related components, and other accessories for making high voltage connections and linkages.
- Construction tools and accessories for building overhead and underground power and telephone lines.

Hubbell also manufactures and sells helical and resistance piering products under the Atlas Systems, Inc® trademark.

INDUSTRIAL TECHNOLOGY SEGMENT

The Industrial Technology segment (10%, 9% and 7% of consolidated revenues in 2007, 2006 and 2005, respectively) consists of operations that design and manufacture a variety of high voltage test and measurement equipment, industrial controls and communications systems used in the commercial, industrial and telecommunications markets. These products are primarily found in the oil and gas (onshore and offshore), mining, manufacturing and transportation industries.

Products are sold primarily through direct sales and sales representatives to contractors, industrial customers and OEMs throughout the world, with the exception of high voltage test and measurement equipment, which is sold primarily by direct sales to customers through its sales engineers and independent sales representatives throughout the world.

High Voltage Test and Measurement Equipment

Hubbell manufactures and sells, under the Hipotronics®, Haefely™ and Tettex® trademarks, a broad line of high voltage test and measurement systems to test materials and equipment used in the generation, transmission and distribution of electricity, and high voltage power supplies and electromagnetic compliance equipment for use in the electrical and electronic industries.

Industrial Controls

Hubbell manufactures and sells a variety of heavy-duty electrical and radio control products which have broad application in the control of industrial equipment and processes. These products range from standard and specialized industrial control components to combinations of components that control industrial manufacturing processes.

Under the Gleason Reel® trademark, Hubbell manufactures industrial-quality cable management products including a full line of electric cable and hose reels and ergonomic workstation solutions.

Harsh and Hazardous Equipment

Hubbell manufactures and sells specialized communications systems designed to withstand rugged, arduous, vandal-resistant, and hazardous environments. Sold under the brands and trademarks GAI-Tronics®, FEMCO®, DAC® and Elemec™, products include intra-facility communications and public address systems, telephone systems and land mobile radio peripherals.

Other products manufactured and sold for use primarily in the mining industry under the trademark Austdac™ include material handling, conveyer control and monitoring equipment, gas detection equipment, emergency warning lights and sounders.

INFORMATION APPLICABLE TO ALL GENERAL CATEGORIES

International Operations

The Company has several operations located outside of the United States. These operations manufacture and/or market Hubbell products in the following countries and service the following segments:

Chalmit Lighting and Hawke International are located in the United Kingdom ("UK"). These operations manufacture and/or sell products within the Electrical segment.

GAI-Tronics and GAI-Tronics S.r.l., located in the UK and Italy respectively, manufacture and/or market specialized communication systems designed to withstand harsh and hazardous environments. These products are sold within the Industrial Technology segment.

Hubbell Canada LP and Hubbell de Mexico, S.A. de C.V. market and sell a variety of products across most of the business segments. Hubbell Canada LP also designs and manufactures electrical outlet boxes, metallic wall plates and related accessories.

Hawke Asia Pacific, Pte. Ltd. in Singapore markets products within the Electrical segment.

Haefely Test, AG in Switzerland designs and manufactures high voltage test and instrumentation systems within the Industrial Technology segment.

In Brazil, Hubbell manufactures, markets and sells under the Delmar™ trademark products used in the electric utility transmission and distribution industries. These products are sold primarily in Latin America and are included in the Power segment.

Austdac Pty. Limited, based in Australia, manufactures a variety of products used in harsh and hazardous applications including material handling, conveyor control and monitoring equipment, gas detection equipment, voice communications systems and emergency warning lights and sounders. Austdac distributes to various industries, but primarily to the coal mining industry. These products are sold within the Industrial Technology segment.

Hubbell also manufactures lighting products, weatherproof outlet boxes and fittings, and power products in its factories in Juarez and Tijuana, Mexico.

As a percentage of total sales, international shipments from foreign operations directly to third parties were 14% in 2007, 13% in 2006 and 11% in 2005 with the Canadian and United Kingdom markets representing approximately 27% and 36%, respectively, of the 2007 total. See also Note 20-Industry Segments and Geographic Area Information within the Notes to Consolidated Financial Statements.

Raw Materials

Raw materials used in the manufacture of Hubbell products primarily include steel, brass, copper, aluminum, bronze, plastics, phenolics, zinc, nickel, elastomers and petrochemicals. Hubbell also purchases certain electrical and electronic components, including solenoids, lighting ballasts, printed circuit boards, integrated circuit chips and cord sets, from a number of suppliers. Hubbell is not materially dependent upon any one supplier for raw materials used in the manufacture of its products and equipment, and at the present time, raw materials and components essential to its operation are in adequate supply. However, certain of these principal raw materials are sourced from a limited number of suppliers. Also see Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Patents

Hubbell has approximately 1,200 active United States and foreign patents covering many of its products, which expire at various times. While Hubbell deems these patents to be of value, it does not consider its business to be dependent upon patent protection. Hubbell licenses under patents owned by others, as may be needed, and grants licenses under certain of its patents.

Working Capital

Inventory, accounts receivable and accounts payable levels, payment terms and, where applicable, return policies are in accordance with the general practices of the electrical products industry and standard business procedures. See also Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Backlog

Backlog of orders believed to be firm at December 31, 2007 was approximately $246.4 million compared to $211.3 million at December 31, 2006. The increase in the backlog in 2007 is attributable to increased order levels in the Electrical and Industrial Technology segments and the backlog associated with PCORE, acquired in 2007. A majority of the backlog is expected to be shipped in the current year. Although this backlog is important, the majority of Hubbell's revenues result from sales of inventoried products or products that have short periods of manufacture.

Competition

Hubbell experiences substantial competition in all categories of its business, but does not compete with the same companies in all of its product categories. The number and size of competitors vary considerably depending on the product line. Hubbell cannot specify with precision the number of competitors in each product category or their relative market position. However, some of its competitors are larger companies with substantial financial and other resources. Hubbell considers product performance, reliability, quality and technological innovation as important factors relevant to all areas of its business, and considers its reputation as a manufacturer of quality products to be an important factor in its business. In addition, product price, service levels and other factors can affect Hubbell's ability to compete.

Research, Development & Engineering

Research, development and engineering expenditures represent costs incurred in the experimental or laboratory sense aimed at discovery and/or application of new knowledge in developing a new product or process, or in bringing about significant improvement in an existing product or process. Research, development and engineering expenses are recorded as a component of Cost of goods sold. Expenses for research, development and engineering were less than 1% of Cost of goods sold for each of the years 2005, 2006 and 2007.

Environment

The Company is subject to various federal, state and local government requirements relating to the protection of employee health and safety and the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury to its employees and its customers' employees and that the handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations.

Like other companies engaged in similar businesses, the Company has incurred or acquired through business combination remedial response and voluntary cleanup costs for site contamination and is a party to product liability and other lawsuits and claims associated with environmental matters, including past production of product containing toxic substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future. However, considering past experience, insurance coverage and reserves, the Company does not anticipate that these matters will have a material impact on earnings, capital expenditures, or competitive position. See also Note 15 — Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Employees

As of December 31, 2007, Hubbell had approximately 11,500 salaried and hourly employees of which approximately 7,500 of these employees or 65% are located in the United States. Approximately 2,900 of these U.S. employees are represented by nineteen labor unions. Hubbell considers its labor relations to be satisfactory.

Item 1A. *Risk Factors*

Our business, operating results, financial condition, and cash flows may be impacted by a number of factors including, but not limited to those set forth below. Any one of these factors could cause our actual results to vary materially from recent results or future anticipated results. See also Item 7. Management's Discussion and Analysis — "Executive Overview of the Business", "Outlook", and "Results of Operations".

We operate in markets that are subject to competitive pressures that could affect selling prices or demand for our products.

We compete on the basis of product performance, quality, service and/or price. Our competitive strategy is to design and manufacture high quality products at the lowest possible cost. Our competitors include companies that have greater sales and financial resources than our Company. Competition could affect future selling prices or demand for our products.

Lower levels of economic activity in our end markets could adversely affect our operating results.

Our businesses operate in several market segments including commercial, industrial, residential, utility and telecommunications. Operating results can be negatively impacted by volatility in these markets. Future downturns in any of the markets we serve could also adversely affect our overall sales and profitability.

We source products and materials from various suppliers located in countries throughout the world. A disruption in the availability, price, or quality of these products could impact our operating results.

We use a variety of raw materials in the production of our products including steel, brass, copper, aluminum, bronze, zinc, nickel and plastics. We have multiple sources of supply for these products and are not dependent on any single supplier. However, significant shortages of these materials or price increases could increase our operating costs and adversely impact the competitive positions of our products which would directly impact our results of operations.

We continue to increase the amount of product materials, components and finished goods which are sourced from low cost countries including Mexico, China, and other countries in Asia. A political disruption or significant changes related to transportation from one of these countries could affect the availability of these materials and components which would directly impact our results of operations.

We rely on our suppliers in low cost countries to produce high quality materials, components and finished goods according to our specifications. Although we have quality control procedures in place, there is a risk that products may not meet our specifications which could impact the ability to ship high quality products to our customers on a timely basis and this could adversely impact our results of operations.

We engage in acquisitions and strategic investments and may encounter difficulty in obtaining appropriate acquisitions and in integrating these businesses.

We have pursued and will continue to seek potential acquisitions and other strategic investments to complement and expand our existing businesses within our core markets. The rate and extent to which appropriate acquisitions become available may impact our growth rate. The success of these transactions will depend on our ability to integrate these businesses into our operations. We may encounter difficulties in integrating acquisitions into our operations and in managing strategic investments. Therefore, we may not realize the degree or timing of the benefits anticipated when we first enter into a transaction.

Our operating results may be impacted by actions related to our enterprise-wide business system initiative.

Our implementation of SAP software throughout most of our domestic businesses is substantially complete. We continue to work on standardization of business processes and better utilization and understanding of the system. Based upon the complexity of this system, there is risk that we will continue to incur additional costs to enhance the system, perform process reengineering and perform future implementations at our remaining businesses. Any future reengineering or implementations could result in operating inefficiencies which could impact our operating results or our ability to perform necessary business transactions. These risks could adversely impact our operating results.

A deterioration in the credit quality of our customers could have a material adverse effect on our operating results and financial condition.

We have an extensive customer base of distributors and wholesalers, electric utilities, OEMs, electrical contractors, telecommunications companies, and retail and hardware outlets. We are not dependent on a single customer, however, our top 10 customers account for approximately 30% of our total accounts receivable. A deterioration in credit quality of several major customers could adversely affect our results of operations, financial condition and cash flows.

We are subject to litigation and environmental regulations that may adversely impact our operating results.

We are, and may in the future be, a party to a number of legal proceedings and claims, including those involving product liability and environmental matters, which could be significant. Given the inherent uncertainty of litigation, we can offer no assurance that a future adverse development related to existing litigation or any future litigation will not have a material adverse impact. We are also subject to various laws and regulations relating to environmental protection and the discharge of materials into the environment, and we could incur substantial costs as a result of the noncompliance with or liability for clean up or other costs or damages under environmental laws.

Item 1B. ***Unresolved Staff Comments***

None

Item 2. *Properties*

Hubbell's manufacturing and warehousing facilities, classified by segment, are located in the following areas. The Company believes its manufacturing and warehousing facilities are adequate to carry on its business activities.

Segment	Location	Number of Facilities		Total Approximate Floor Area in Square Feet	
		Warehouses	Manufacturing	Owned	Leased
Electrical segment	Arkansas	1	1	73,100	—
	California	2	4	96,000	570,000
	Canada	1	1	178,700	—
	Connecticut		1	144,500	—
	Georgia		1	57,100	—
	Illinois	3	2	255,000	366,600
	Indiana		1	314,800	—
	Mexico	1	2	542,300(1)	43,300
	Missouri	1	1	150,100	44,000
	North Carolina	1		424,800	—
	Pennsylvania	1	1	410,000	135,000
	Puerto Rico		2	162,400	34,400
	South Carolina	3		327,200	146,000
	Singapore	1		—	6,700
	Texas	2	1	81,200	26,000
	United Kingdom		2	133,600	—
	Virginia		2	328,000	78,200
	Washington		1	—	284,100
Power segment	Alabama		2	288,000	—
	Brazil		1	103,000	—
	California		1	77,600	—
	Mexico		1	175,700(1)	—
	Missouri	1	2	1,071,600	46,400
	New York		1	—	94,700
	Ohio		1	89,000	—
	South Carolina		1	360,000	—
	Tennessee		2	166,900	—
Industrial Technology segment	Australia		3	—	34,100
	Italy		1	—	8,200
	New York		1	92,200	—
	North Carolina	1	1	—	90,500
	Pennsylvania		1	—	105,000
	Switzerland		1	—	73,800
	United Kingdom		1	—	40,000
	Wisconsin		2	73,000	28,900

(1) Shared between Electrical and Power segments.

Item 3. ***Legal Proceedings***

As described in Note 15 — Commitments and Contingencies in the Notes to Consolidated Financial Statements, the Company is involved in various legal proceedings, including workers' compensation, product liability and environmental matters, including, for each, past production of product containing toxic substances, which have arisen in the normal course of its operations and with respect to which the Company is self-insured for certain incidents at various amounts. Management believes, considering its past experience, insurance coverage and reserves, that the final outcome of such matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

Executive Officers of the Registrant

Name.	Age(1)	Present Position	Business Experience
Timothy H. Powers	59	Chairman of the Board, President and Chief Executive Officer	Chairman of the Board since September 15, 2004; President and Chief Executive Officer since July 1, 2001; Senior Vice President and Chief Financial Officer September 21, 1998 to June 30, 2001; previously Executive Vice President, Finance & Business Development, Americas Region, Asea Brown Boveri.
David G. Nord	50	Senior Vice President and Chief Financial Officer	Present position since September 19, 2005; previously Chief Financial Officer of Hamilton Sundstrand Corporation, a United Technologies company, from April 2003 to September 2005, and Vice President, Controller of United Technologies Corporation from October 2000 to March 2003.
Richard W. Davies	61	Vice President, General Counsel and Secretary	Present position since January 1, 1996; General Counsel since 1987; Secretary since 1982; Assistant Secretary 1980-1982; Assistant General Counsel 1974 - 1987.
James H. Biggart, Jr . . .	55	Vice President and Treasurer	Present position since January 1, 1996; Treasurer since 1987; Assistant Treasurer 1986 - 1987; Director of Taxes 1984 - 1986.
Darrin S. Wegman.	40	Vice President, Controller (2)	Vice President and Controller of Hubbell Industrial Technology/Hubbell Electrical Products March 2004 - February 2008; Vice President and Controller of Hubbell Industrial Technology March 2002 - March 2004; Controller of GAI-Tronics Corporation July 2000 - February 2002.

Name.	Age(1)	Present Position	Business Experience
Jacqueline Donnelly ...	42	Corporate Assistant Controller and Chief Accounting Officer (3)	Corporate Assistant Controller since July 2002.
W. Robert Murphy	58	Executive Vice President, Marketing and Sales	Present position since October 1, 2007; Senior Group Vice President 2001-2007; Group Vice President 2000-2001; Senior Vice President Marketing and Sales (Wiring Systems) 1985-1999; and various sales positions (Wiring Systems) 1975-1985.
Scott H. Muse........	50	Group Vice President (Lighting)	Present position since April 27, 2002 (elected as an officer of the Company on December 3, 2002); previously President and Chief Executive Officer of Lighting Corporation of America, Inc. ("LCA") 2000-2002, and President of Progress Lighting, Inc. 1993-2000.
Thomas P. Smith......	48	Group Vice President (Power Systems)	Present position since May 7, 2001; Vice President, Marketing and Sales (Power Systems) 1998-2001; Vice President Sales, 1991-1998 of various Company operations.
William T. Tolley	50	Group Vice President (Wiring Systems)	Present position since October 1, 2007; Senior Vice President of Operations and Administration (Wiring Systems) October 2005 - October 2007; Director of Special Projects April 2005 - October 2005; administrative leave November 2004 - April 2005; Senior Vice President and Chief Financial Officer February 2002 - November 2004.
Gary N. Amato.......	56	Group Vice President (Electrical Products and Industrial Technology)	Present position since October 2006; Vice President October 1997-September 2006; Vice President and General Manager of the Company's Industrial Controls Divisions (ICD) 1989-1997; Marketing Manager, ICD, April 1988-March 1989.

There are no family relationships between any of the above-named executive officers.

(1) As of February 20, 2008.

(2) Appointed by the Board of Directors on February 15, 2008, effective as of March 1, 2008.

(3) Appointed Chief Accounting Officer by the Board of Directors on February 15, 2008, effective through February 29, 2008.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

The Company's Class A and Class B Common Stock is principally traded on the New York Stock Exchange under the symbols "HUBA" and "HUBB". The following tables provide information on market prices, dividends declared, number of common shareholders, and repurchases by the Company of shares of its Class A and Class B Common Stock.

Market Prices (Dollars Per Share) Years Ended December 31,	Common A		Common B	
	High	Low	High	Low
2007 — First quarter	49.19	43.60	50.11	43.39
2007 — Second quarter	56.67	46.60	57.10	48.25
2007 — Third quarter	59.76	54.00	58.15	50.97
2007 — Fourth quarter	61.15	53.95	58.11	50.04
2006 — First quarter	47.30	40.10	51.52	43.78
2006 — Second quarter	49.08	41.80	53.24	45.50
2006 — Third quarter	45.68	42.17	49.50	45.62
2006 — Fourth quarter	50.82	43.24	53.28	43.88

Dividends Declared (Cents Per Share) Years Ended December 31,	Common A		Common B	
	2007	2006	2007	2006
First quarter	33	33	33	33
Second quarter	33	33	33	33
Third quarter	33	33	33	33
Fourth quarter	33	33	33	33

Number of Common Shareholders of Record At December 31,	2007	2006	2005	2004	2003
Class A	571	617	665	717	771
Class B	3,068	3,243	3,319	3,515	3,687

Purchases of Equity Securities

In February 2007, the Board of Directors approved a new stock repurchase program and authorized the repurchase of up to $200 million of Class A and Class B Common Stock to be completed over a two year period. This program commenced in May 2007 upon completion of the previous 2006 program. In December 2007, the Board of Directors approved a new repurchase program and authorized the repurchase of up to $200 million of Class A and Class B Common Stock to be completed over a two year period. This program will be implemented upon completion of the February 2007 program. Stock repurchases are being implemented through open market and privately negotiated transactions.

In August 2007, in connection with the Company's previously announced stock repurchase program, the Company established a prearranged repurchase plan ("10b5-1 Plan") intended to comply with the requirements of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended ("the Exchange Act"). The 10b5-1 Plan facilitates the ongoing repurchase of the Company's common stock by permitting the Company to repurchase shares during times when it otherwise might be prevented from doing so under insider trading laws or because of self-imposed blackout periods. Pursuant to the 10b5-1 Plan, a broker appointed by the Company has the authority to repurchase, without further direction from the Company, up to 750,000 shares of Class A Common Stock during the period commencing on August 3, 2007 and expiring on August 2, 2008, subject to conditions specified in the 10b5-1 Plan and unless earlier terminated. The Company has repurchased 259,809 shares of Class A Common Stock through December 31, 2007 under this plan. There is no guarantee as to the number of Class A Common Stock that will be repurchased under this plan, and the Company may terminate this plan at any time. Depending upon market conditions, the Company also expects to continue to conduct discretionary repurchases in privately negotiated transactions during its normal trading windows.

The following table summarizes the Company's repurchase activity during the quarter ended December 31, 2007:

Period	Total Number of Class A Shares Purchased (000's)	Average Price Paid per Class A Share	Total Number of Class B Shares Purchased (000's)	Average Price Paid per Class B Share	Total Number of Shares Purchased as Part of Publicly Announced Program (000's)	Approximate Dollar Value of Shares That May Yet Be Purchased Under the February 2007 Program (000's)
Balance as of September 30, 2007						**$77,100**
October 2007	43	$58.97	—	$ —	43	74,600
November 2007	37	56.84	—	—	37	72,500
December 2007	180	60.62	75	55.16	255	57,500
Total for the quarter ended December 31, 2007	**260**	**$59.80**	**75**	**$55.16**	**335**	**$57,500**
Total for the full year ended December 31, 2007	**799**	**$55.51**	**2,791**	**$53.31**	**3,590**	

Corporate Performance Graph

The following graph compares the total return to shareholders on the Company's Class B Common Stock during the five years ended December 31, 2007, with a cumulative total return on the (i) Standard & Poor's MidCap 400 ("S&P MidCap 400"), (ii) the Dow Jones U.S. Electrical Components & Equipment Index ("DJUSEC"), and (iii) Standard & Poor's SuperComposite 1500 ("S&P SuperCap 1500"). The Company is a member of the S&P MidCap 400, and the S&P MidCap 400 forms a part of the S&P SuperCap 1500. Beginning next year, the Company intends to compare to the S&P MidCap 400 and the DJUSEC. As of December 31, 2007, the DJUSEC reflects a group of approximately thirty-seven company stocks in the electrical components and equipment market segment, and will serve as the Company's peer group. The comparison to the S&P SuperCap 1500 is included for comparison purposes to last year's graph. The comparison assumes $100 was invested on December 31, 2002 in the Company's Class B Common Stock and in each of the foregoing indices and assumes reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Hubbell, Inc., The S&P Midcap 400 Index, The S&P SuperCap 1500 Index And The Dow Jones US Electrical Components & Equipment Index



$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
Hubbell, Inc.
S&P Midcap 400
S&P SuperCap 1500
Dow Jones US Electrical Components & Equipment

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

Item 6. ***Selected Financial Data***

The following summary should be read in conjunction with the consolidated financial statements and notes contained herein (dollars and shares in millions, except per share amounts).

	2007	2006	2005	2004	2003
OPERATIONS, years ended December 31,					
Net sales	$2,533.9	$2,414.3	$2,104.9	$1,993.0	$1,770.7
Gross profit	$ 735.8	$ 656.8(1)	$ 595.0(1)	$ 561.9(1)	$ 481.5(1)
Special charges, net	$ —	$ 7.3(1)	$ 10.3(1)	$ 15.4(1)	$ 5.7(1)
Operating income	$ 299.4(3)	$ 233.9(3)	$ 226.8(3)	$ 212.6	$ 171.9
Operating income as a % of sales	11.8%	9.7%	10.8%	10.7%	9.7%
Net income	$ 208.3(4)	$ 158.1	$ 165.1(4)	$ 154.7(4)	$ 115.1
Net income as a % of sales	8.2%	6.5%	7.8%	7.8%	6.5%
Net income to common shareholders' average equity	19.9%	15.7%	17.0%	17.4%	14.6%
Earnings per share — Diluted	$ 3.50	$ 2.59	$ 2.67	$ 2.51	$ 1.91
Cash dividends declared per common share	$ 1.32	$ 1.32	$ 1.32	$ 1.32	$ 1.32
Average number of common shares outstanding — diluted	59.5	61.1	61.8	61.6	60.1
Cost of acquisitions, net of cash acquired	$ 52.9	$ 145.7	$ 54.3	$ —	$ —
FINANCIAL POSITION, at year-end					
Working capital	$ 368.5	$ 432.1	$ 459.6	$ 483.1	$ 420.9
Total assets	$1,863.4	$1,751.5	$1,667.0	$1,656.4	$1,514.3
Total debt	$ 236.1	$ 220.2	$ 228.8	$ 299.0	$ 298.8
Debt to total capitalization(5)	18%	18%	19%	24%	26%
Common shareholders' equity:					
Total	$1,082.6(2)	$1,015.5(2)	$ 998.1	$ 944.3	$ 829.7
Per share	$ 18.19	$ 16.62	$ 16.15	$ 15.33	$ 13.80
NUMBER OF EMPLOYEES, at year-end	11,500	12,000	11,300	11,400	10,862

(1) The Company recorded pretax special charges in 2003 through 2006. Below is a breakdown of special charges representing the total of amounts recorded in Special charges, net, and Cost of goods sold, the latter of which impacts Gross profit. Further details with respect to special charges are included within Management's Discussion and Analysis and Note 2 — Special Charges within the Notes to Consolidated Financial Statements.

	Special Charges by Program			
	2006	2005	2004	2003
Lighting business integration and rationalization program	$7.5	$10.0	$ 9.5	$8.1
Wiring Device factory closure	—	0.9	7.2	—
	$7.5	$10.9	$16.7	$8.1

(2) Effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)". Related adjustments to Shareholders' equity resulted in a credit of $44.9 million, net of tax in 2007 and a charge of $36.8 million, net of tax in 2006.

(3) In 2007, 2006 and 2005, operating income includes stock-based compensation expense of $12.7 million, $11.8 million and $0.7 million, respectively.

(4) In 2007, 2005 and 2004, the Company recorded tax benefits of $5.3 million, $10.8 million and $10.2 million, respectively, in Provision for income taxes related to the completion of U.S. Internal Revenue Service ("IRS") examinations for tax years through 2005.

(5) Debt to total capitalization is defined as total debt as a percentage of the sum of total debt and shareholders' equity.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

EXECUTIVE OVERVIEW OF THE BUSINESS

2007 was a year of recovery after a particularly challenging 2006. In 2007, we executed against a business strategy with three primary areas of focus. We made significant progress this year in increasing profitability as operating margin improved by 2.1 percentage points. We believe the current strategy provides the means for us to continue to grow profits and deliver strong returns to our shareholders. In 2008, we plan to continue to execute against this strategy with additional focus on revenue growth.

- ***Price Realization***

  During the past several years, we experienced significant increases in the cost of commodity raw materials used in the production of our products including steel, copper, aluminum and zinc, as well as in certain purchased electronic components such as ballasts. As a result, multiple increases in the selling prices of our products were announced and implemented during this time period. We believe that all or substantially all of these cost increases were recovered in 2007 and we expect to maintain price and commodity cost parity in 2008. However, commodity costs and in particular energy prices, remain volatile and may not be fully offset with pricing increases.

- ***Cost Containment***

  Global sourcing. We remain focused on expanding our global product and component sourcing and supplier cost reduction program. We continue to consolidate suppliers, utilize reverse auctions, and partner with vendors to shorten lead times, improve quality and delivery and reduce costs. Product and component purchases representing approximately 23% of total purchases are currently sourced from low cost countries.

  Freight and Logistics. Transporting our products from suppliers, to warehouses, and ultimately to our customers, is a major cost to our Company. During 2007, we were able to reduce these costs and improve our service to customers. We also see opportunities to further reduce costs and increase the effectiveness of our freight and logistics processes including capacity utilization and network optimization in 2008.

- ***Productivity***

  During 2007, we began to realize benefits associated with the SAP system implementation, including standardizing best practices in inventory management, production planning and scheduling to improve manufacturing throughput and reduce costs. In addition, value-engineering efforts through Kaizen events have also contributed to our productivity improvements. As a result, we experienced positive productivity related to manufacturing and logistics. In addition, cash flow from operations was at record levels in 2007 and more than double the previous year results. We plan to continue to further reduce lead times and improve service levels to our customers.

  Working Capital Efficiency. Working capital efficiency is principally measured as the percentage of trade working capital (inventory plus accounts receivable, less accounts payable) divided by annual net sales. In 2007, trade working capital as a percentage of net sales improved to 19.8% compared to 22% in 2006 due primarily to improvements in inventory management. We will continue to focus on improving our working capital efficiency with a continued emphasis in the inventory area.

  Transformation of business processes. We will continue our long-term initiative of applying lean process improvement techniques throughout the enterprise, with particular emphasis on reducing supply chain complexity to eliminate waste and improve efficiency and reliability.

• ***Revenue Growth***

Organic Growth. The Company demonstrated a strong pricing discipline in the marketplace throughout 2007 in an effort to recover higher commodity costs. The pricing emphasis was critical to our margin improvement in 2007, but did result in some loss of market share. In 2008, we will maintain pricing discipline but also will look to expand market share through a greater emphasis on new product introductions and better leverage of sales and marketing efforts across the organization.

Acquisitions. We spent a total in 2007 of $52.9 million on acquisitions and related costs. All 2007 acquisitions were in the Power segment. In January of 2008, we acquired a lighting business for approximately $100 million that will be added to our Electrical segment. These businesses are expected to add approximately $72 million in annual net sales. Our ability to finance substantial growth continues to be strong and we expect to pursue potential acquisitions that would enhance our core electrical component businesses.

OUTLOOK

Our outlook for 2008 in key areas is as follows:

Markets and Sales

We anticipate an overall lower rate of growth in 2008 compared to 2007 in most of our major end use markets. The residential market is expected to continue to decline significantly in 2008 due to the effects of tighter mortgage standards, the overall disrupted housing market and an oversupply of inventory. Non-residential construction is expected to slow with lower commercial construction activity partially offset by higher spending on industrial and institutional projects. Domestic utility markets are expected to increase in 2008 with most of the growth coming from transmission projects while distribution spending will expand in the low single digits due to downward pressure from weaker residential markets. We also do not anticipate any significant increase in demand for our power products in 2008 resulting from infrastructure changes in the utility industry. This outlook for our markets assumes no further shocks to the economy, in particular higher energy prices, which could dampen consumer spending and business investments. We expect overall growth in 2008 sales versus 2007 to be in a range of 4%-6%, excluding any effects of fluctuations in foreign currency exchange rates. The full year impact of acquisitions is expected to contribute 2%-3% of these amounts. Sales increases compared to 2007 are expected to be relatively balanced across our three segments. Within our Electrical segment, the acquisition of Kurt Versen in the first quarter of 2008 will essentially offset the continuing decline in the residential market in 2008. During 2007, we were focused on maintaining price in the market to offset commodity cost increases and in some cases gave up market share to do so. In 2008, we will continue to exercise pricing discipline but will also be focused on gaining market share through new product introductions. The impact of price increases should comprise approximately 1%-2% of the year-over-year sales growth.

Operating Results

Full year 2008 operating profit margin is expected to increase approximately one percentage point compared to 2007. In 2008 we will continue to focus on the same objectives that resulted in an improved operating margin in 2007; price, productivity and cost, as well as a focus on revenue growth. We expect the pricing actions taken in 2007 as well as additional planned increases in 2008 will offset higher levels of raw material commodity costs and higher energy related costs. However, commodity and energy costs, particularly oil, are expected to remain volatile and further increases in these costs in 2008 may not be fully offset with price increases. In addition, productivity efforts including expansion of global product sourcing initiatives, improved factory productivity and lean process improvement projects are expected to benefit operating margins.

Taxation

We estimate the effective tax rate in 2008 will be approximately 30.5% compared with 26.7% reported in 2007. The 2007 effective tax rate included a favorable tax benefit of 1.9 percentage points as a result of the finalization of an IRS examination of the Company's 2004 and 2005 tax returns. The additional increase in 2008 is due to an anticipated higher level of U.S. taxable income and the expiration of the research and development ("R&D") tax credit in 2007.

Earnings Per Share

Overall, earnings per diluted share is expected to be in the range of $3.70-$3.90.

Cash Flow

We expect to increase working capital efficiency in 2008 primarily as a result of improvements in days supply of inventory. Capital spending in 2008 is expected to be approximately $60-$70 million. We expect the combination of share repurchases and or acquisitions in 2008 to approximate $200-$300 million. Total repurchases may vary depending upon the level of other investing activities. Free cash flow (defined as cash flow from operations less capital spending) in 2008 is expected to approximate net income.

Growth

Our growth strategy contemplates acquisitions in our core businesses. The rate and extent to which appropriate acquisition opportunities become available, acquired companies are integrated and anticipated cost savings are achieved can affect our future results. We anticipate investing in 2008 in acquisitions at a higher level than 2007, as evidenced by the $100 million dollar acquisition of a lighting business in January 2008. However, actual spending may vary depending upon the timing and availability of appropriate acquisition opportunities.

RESULTS OF OPERATIONS

Our operations are classified into three segments: Electrical, Power, and Industrial Technology. For a complete description of the Company's segments, see Part I, Item 1. of this Annual Report on Form 10-K. Within these segments, Hubbell primarily serves customers in the commercial and residential construction, industrial, utility, and telecommunications industries.

The table below approximates percentages of our total 2007 net sales generated by the markets indicated.

Hubbell's Served Markets

Segment	Commercial	Residential	Industrial	Utility	Telecommunications/ Other	Total
Electrical	53%	16%	21%	1%	9%	100%
Power	9%	3%	5%	78%	5%	100%
Industrial Technology	37%	—	39%	21%	3%	100%
Hubbell Consolidated	**40%**	**11%**	**19%**	**23%**	**7%**	**100%**

In 2007, our served markets have remained relatively consistent with the prior year, except for the contraction of the residential market. Overall, we experienced growth in sales due to the contributions of higher selling prices and acquisitions. Market conditions in the Power segment were mixed. Utility spending increased in 2007, however, the growth was concentrated in transmission projects. The majority of our utility products relate to distribution spending, which was flat in 2007 due in part to pressure from weaker residential markets. The Industrial Technology segment benefited from a strong worldwide oil and gas market and increased demand for high voltage instrumentation and specialty communication products. Principal markets affecting the Electrical segment were mixed as the contraction of the residential market was partially offset by modest improvements in commercial construction and industrial markets.

Summary of Consolidated Results (in millions, except per share data)

	For the Year Ending December 31,					
	2007	% of Net Sales	2006	% of Net Sales	2005	% of Net Sales
Net sales	$2,533.9		$2,414.3		$2,104.9	
Cost of goods sold	1,798.1		1,757.5		1,509.9	
Gross profit	735.8	29.0%	656.8	27.2%	595.0	28.3%
Selling & administrative expenses	436.4	17.2%	415.6	17.2%	357.9	17.0%
Special charges, net	—	—	7.3	0.3%	10.3	0.5%
Operating income	299.4	11.8%	233.9	9.7%	226.8	10.8%
Earnings per share — diluted	$ 3.50		$ 2.59		$ 2.67	

2007 Compared to 2006

Net Sales

Consolidated net sales for the year ended December 31, 2007 were $2.5 billion, an increase of 5% over the year ended December 31, 2006. The increase was led by our Industrial Technology and Power segments where sales increased by 23% and 11%, respectively, over amounts reported in 2006.

The majority of the year-over-year increase is due to higher selling prices and several acquisitions partially offset by lower residential product sales. We estimate that selling price increases accounted for approximately four percentage points of the year-over-year increase in sales. The impact of acquisitions accounted for approximately two percentage points of the sales increase in 2007 compared to 2006. Refer to the table above under "Hubbell's Served Markets" for further details on how the underlying market demand can impact each segment's revenues. Also refer to "Segment Results" within this Management's Discussion and Analysis for more detailed information on performance by segment.

Gross Profit

The consolidated gross profit margin for 2007 increased to 29.0% compared to 27.2% in 2006. The increase was primarily due to selling price increases and productivity improvements, including lower freight and logistics costs and lower product costs from strategic sourcing initiatives. The gross profit margin improvement was broad based as all three segments contributed to the increase. These improvements in 2007 compared to 2006 were partially offset by the negative impact of an unfavorable product sales mix due to lower sales of higher margin residential products.

Selling & Administrative Expenses

Selling and administrative ("S&A") expenses increased 5% compared to 2006. The increase is primarily due to S&A expenses of acquisitions and higher selling costs associated with increased sales. As a percentage of sales, S&A expenses in 2007 of 17.2% were unchanged from the comparable period of 2006. Numerous cost containment initiatives; primarily advertising, and lower spending on the enterprise wide systems implementation of SAP were offset by expenses for certain strategic initiatives related to reorganizing operations, including office moves, severance costs associated with reductions in workforce and costs incurred to support new products sales.

Special Charges

Operating results in 2006 include pretax special charges related to our Lighting Business Integration and Rationalization Program (the "Program" or "Lighting Program"). The Lighting Program was approved following our acquisition of LCA in April 2002 and was undertaken to integrate and rationalize the combined lighting operations. This Program was substantially completed by the end of 2006. Any remaining costs in 2007 are being reflected in S&A expense or Cost of goods sold in the Consolidated Statement of Income. At the end of 2006, one of the remaining actions within the Lighting Program was the completion of construction of a new lighting headquarters. The construction was completed in the early part of 2007. Cash capital expenditures of $13 million related to the headquarters are reflected in the 2007 Consolidated Statement of Cash Flow. See separate discussion of the 2006 and 2005 Special Charges under "2006 Compared to 2005" within this Management's Discussion and Analysis.

Operating Income

Operating income increased 28% primarily due to higher sales and gross profit partially offset by increased selling and administration costs. Operating margins of 11.8% in 2007 increased compared to 9.7% in 2006 as a result of increased sales and higher gross profit margins.

Other Income/Expense

Interest expense was $17.6 million in 2007 compared to $15.4 million in 2006. The increase was due to higher average outstanding commercial paper borrowings in 2007 compared to 2006. Investment income decreased in 2007 versus 2006 due to lower average investment balances due to the funding of two acquisitions in 2006 and one in 2007 as well as a higher amount of share repurchases. Other expense, net in 2007 decreased $2.1 million versus 2006 primarily due to net foreign currency transaction gains in 2007 compared to net foreign currency losses in 2006.

Income Taxes

Our effective tax rate was 26.7% in 2007 compared to 28.6% in 2006. In 2007, a favorable tax settlement was recognized in connection with the closing of an IRS examination of the Company's 2004 and 2005 tax returns and this benefit reduced the effective tax rate by 1.9 percentage points in 2007. Additional information related to our effective tax rate is included in Note 13 — Income Taxes in the Notes to Consolidated Financial Statements.

Net Income and Earnings Per Share

Net income and diluted earnings per share in 2007 increased 31.8% and 35.1%, respectively, versus 2006 as a result of higher sales and gross profit, a lower tax rate and fewer diluted shares outstanding.

Segment Results

Electrical Segment

	2007	2006
	(In millions)	
Net Sales	$1,639.9	$1,631.2
Operating Income	$ 151.0	$ 124.7
Operating Margin	9.2%	7.6%

Net sales in the Electrical segment were essentially unchanged in 2007 versus the prior year as higher sales of electrical products and wiring systems were offset by lower sales of residential lighting fixtures. Within the segment, sales of electrical products increased by approximately 9% in 2007 versus the comparable period of 2006 due to strong demand for harsh and hazardous products and selling price increases. Sales of harsh and hazardous products increased approximately 19% in 2007 versus 2006 primarily due to higher oil and gas project shipments related to strong market conditions worldwide. Wiring systems experienced 6% higher sales in 2007 versus 2006 principally due to increased new product sales and higher selling prices. Sales of residential lighting fixture products were lower in 2007 by approximately 22% versus the prior year as a result of a decline in the U.S. residential construction market. Overall for the segment, higher selling prices increased net sales by approximately three percentage points versus 2006.

Operating income and operating margin in the segment improved in 2007 versus the prior year primarily due to selling price increases, productivity gains and lower costs, including employee benefits and SAP implementation cost reductions. We estimate that selling price increases exceeded commodity cost increases by nearly two percentage points in 2007 compared to 2006. In addition, productivity improvements including lower freight and logistics costs, strategic sourcing initiatives and completed actions within our Lighting Program benefited results in 2007. These improvements were partially offset by overall lower shipments, specifically lower shipments of higher margin residential lighting fixture products and costs associated with a product quality issue within our Wiring systems business.

Power Segment

	2007	2006
	(In millions)	
Net Sales	$636.6	$573.7
Operating Income	$ 97.3	$ 75.8
Operating Margin	15.3%	13.2%

Power segment net sales increased 11% in 2007 versus the prior year due to the impact of acquisitions and selling price increases. The acquisition of Hubbell Lenoir City, Inc. completed in the second quarter of 2006 as well as PCORE in the fourth quarter of 2007 accounted for approximately two-thirds of the sales increase in 2007 compared to the same period in 2006. Price increases were implemented across most product lines throughout 2006 and into 2007 where costs have risen due to increased metal and energy costs. We estimate that price increases accounted for approximately five percentage points of the year-over-year sales increase. Operating income and margins increased in 2007 versus 2006 as a result of acquisitions, selling price increases and productivity improvements including strategic sourcing, factory efficiencies and lean programs. The Hubbell Lenoir City, Inc. and PCORE acquisitions contributed approximately one-quarter of the operating income increase in 2007 versus the prior year. In addition, increased sales of higher margin new products and favorable product mix also contributed to the increase in operating margins in 2007 versus 2006.

Industrial Technology Segment

	2007	2006
	(In millions)	
Net Sales	$257.4	$209.4
Operating Income	$ 51.1	$ 33.4
Operating Margin	19.9%	16.0%

Industrial Technology segment net sales increased 23% in 2007 versus 2006 primarily due to the impact of an acquisition in the fourth quarter of 2006, higher new product sales and selling price increases. The segment is benefiting from stronger industrial market activity, particularly in the high voltage instrumentation and specialty communication businesses. We acquired Austdac Pty Ltd. ("Austdac") in November 2006 which accounted for approximately ten percentage points of the segment sales increase. We estimate that price increases accounted for approximately three percentage points of the sales increase. Favorable foreign exchange rate changes increased net sales by approximately two percentage points in 2007 versus 2006. Operating income and margins for the full year 2007 improved significantly versus 2006 primarily as a result of increased volume, selling price increases, an improved mix of higher margin new product sales and productivity improvements. In addition, the Austdac acquisition contributed approximately one-quarter of the operating income increase of 2007 versus 2006.

2006 Compared to 2005

Net Sales

Consolidated net sales for the year ended December 31, 2006 were $2.4 billion, an increase of 15% over the year ended December 31, 2005 with all segments contributing to the increase.

The majority of the year-over-year increase was due to strong end user demand as a result of improved economic conditions in most of our served markets, contributions from current and prior year acquisitions and higher selling prices. The impact of acquisitions accounted for approximately four percentage points of the sales increase in 2006 compared to 2005. We estimated that selling price increases accounted for approximately two percentage points of the year-over-year increase in sales. Also refer to "Segment Results" within this Management's Discussion and Analysis for more detailed information on performance by segment.

Gross Profit

The consolidated gross profit margin for 2006 decreased to 27.2% compared to 28.3% in 2005. Production and delivery inefficiencies were experienced in certain of our Electrical and Power segment businesses compared to the prior year. Further, higher year-over-year costs throughout each segment in the areas of commodity raw materials negatively impacted gross profit margins by approximately two and one half percentage points. These items were partially offset by increased sales volume in 2006 compared to 2005, selling price increases, lower product costs from strategic sourcing initiatives and completed actions within our Lighting Program.

In total, we estimated that price increases of approximately 2% of net sales were realized to offset higher raw material and transportation cost increases of approximately 2.5% of sales, resulting in net unrecovered cost increases of approximately $15 million. By segment, net benefits were realized in the Industrial Technology segment, while the Electrical and Power segments experienced cost increases in excess of selling price increases. Higher costs of certain raw materials, primarily copper, aluminum, zinc and nickel, were major challenges in 2006 as they occurred across each of our businesses. These increases required us to increase selling prices which, particularly in our Electrical and Power segments, were often not fully realized or required up to 90-120 days to become effective and begin to offset the higher costs, which in many cases were immediate.

Selling & Administrative Expenses

S&A expenses increased 16% in 2006 compared to 2005 primarily due to higher selling and commission expenses associated with increased sales, stock-based compensation and expenses associated with new product launches. As a percentage of sales, S&A expenses increased to 17.2% in 2006 compared to 17.0% in 2005. The increase was primarily due to higher expenses associated with stock-based compensation which increased S&A as a percentage of sales by approximately one-half of one percentage point.

Special Charges

Full year operating results in 2006 and 2005 include pretax special charges related to (1) the Lighting Program and (2) other capacity reduction actions, all within the Electrical segment.

The following table summarizes activity by year with respect to special charges for the years ending December 31, 2006 and 2005 (in millions):

	CATEGORY OF COSTS				
Year/Program	Severance and Other Benefit Costs	Facility Exit and Integration	Asset Impairments	Inventory Write-Downs*	Total
2006					
Lighting integration	$2.8	$1.6	$2.9	$0.2	$ 7.5
2005					
Lighting integration	$5.7	$2.7	$1.2	$0.4	$10.0
Other capacity reduction	—	0.6	—	0.3	0.9
	$5.7	$3.3	$1.2	$0.7	$10.9

* Included in Cost of goods sold

The Lighting Program

The integration and rationalization of our lighting operations was a multi-year initiative that began in 2002 and was substantially completed in 2006. Individual projects within the Program consisted of factory, office and warehouse closures, personnel realignments, and costs to streamline and combine product offerings. From the start of the Program in 2002 through December 31, 2006, amounts expensed totaled approximately $54 million and amounts capitalized have been approximately $44 million. Capital expenditures were primarily related to the construction of a new lighting headquarters. Program costs related to severance, asset impairments, and facility closures in conjunction with exit activities were generally reflected as Special charges, net within the Consolidated Statement of Income. Inventory write-downs related to exit activities were recorded as a component of Cost of goods sold. Other costs associated with the Program were recorded as Cost of goods sold or S&A expenses depending on the nature of the cost. State and local incentives consisting primarily of property tax credits, job credits and site development funds were available in various forms, and are expected to offset portions of both the cost of construction and future operating costs of the lighting headquarters facility.

The Program was comprised of three phases. Program expenses by phase, including special charges and other expense costs, are as follows:

	Phase I	Phase II	Phase III	Total
2002	$10.3	$ —	$—	$10.3
2003	8.1	—	—	8.1
2004	5.5	6.2	—	11.7
2005	2.2	11.3	1.3	14.8
2006	0.2	4.0	5.0	9.2
	$26.3	$21.5	$6.3	$54.1

Phase I of the Program began in 2002 soon after the LCA acquisition was completed and consisted of many individually identified actions. Phase I activities were focused on integrating the acquired operations with Hubbell's legacy lighting operations. In accordance with applicable accounting rules, amounts were expensed either as actions were approved and announced or as costs were incurred. Reorganization actions primarily consisted of factory closures, warehouse consolidations and workforce realignment. These actions were completed as of December 31, 2006.

Phase II of the Program began in 2004. Many of the actions contemplated were similar to actions completed or underway from Phase I. However, these actions were increasingly focused on rationalizing the combined businesses. In the second quarter of 2004, a commercial products plant closure was announced and charges were recorded, primarily for asset impairments. In the third quarter of 2004, we announced two actions: (1) consolidation of selling, administrative and engineering support functions within the commercial lighting businesses, and (2) the selection of Greenville, South Carolina as the site for a new lighting headquarters facility to be constructed. In addition, in the 2004 fourth quarter, a further move of commercial lighting manufacturing to Mexico was approved.

In 2005, we announced the final Phase II action consisting of the consolidation and closure of a commercial lighting leased office complex. No new Phase II actions were taken in 2006. In total, Phase II costs expensed in 2006 totaled $4.0 million consisting primarily of severance and facility integration in connection with the commercial products move to Mexico. Through December 31, 2006, $21.5 million of total expenses have been recorded for plant consolidations and the consolidation of support functions related to Phase II actions. Approximately 80% of the total amount expensed has been associated with cash outlays. The new headquarters facility represented the largest remaining capital cost.

In the fourth quarter of 2005, the first Phase III action was approved related to the consolidation and relocation of administrative and engineering functions of a commercial lighting facility to South Carolina. In connection with this approval, we recorded a non-cash pension curtailment charge of approximately $1.3 million. Approximately 85 employees were affected by this action. In 2006, $5.0 million of Phase III costs were expensed. During the fourth quarter of 2006, the closure of a commercial products factory in Cincinnati, Ohio was announced and charges of $3.0 million were recorded related to asset impairments and a portion of the severance and benefits costs expected to be incurred. In addition, $2.0 million was recorded primarily related to severance costs associated with the office closure.

Other Capacity Reduction Actions

In 2004, we announced the closure of a 92,000 square foot wiring device factory in Puerto Rico. As a result, $7.2 million in special charges were recorded in 2004 in the Electrical segment. During 2005, the factory closed and substantially all employees left the Company. In the second quarter of 2005, we recorded an additional $0.9 million of special charges associated with this closure, of which $0.3 million related to inventory write-downs and $0.6 million related to additional facility exit costs. Annual pretax savings from these actions were approximately $4 million in 2006, with the entire amount benefiting Cost of goods sold in the Electrical segment. Net benefits actually realized in the segment were minimized as a result of cost increases and other competitive pressures.

Additional information with respect to special charges is included in Note 2 — Special Charges included in the Notes to Consolidated Financial Statements.

Operating Income

Operating income increased $7.1 million, or 3% in 2006 compared to 2005 as a result of higher sales levels and $3.4 million of lower pretax special charges (including amounts charged to Cost of goods sold). Operating margins of 9.7% in 2006 declined compared to 10.8% in 2005 as a result of lower gross profit margins and higher S&A expenses as a percentage of sales.

Other Income/Expense

In 2006, investment income decreased $4.4 million versus 2005 due to lower average investment balances as a result of funding acquisitions in 2005 and 2006, as well as funding higher working capital. Interest expense decreased $3.9 million in 2006 compared to 2005 due to a lower level of fixed rate indebtedness in 2006 compared to 2005. In October 2005, we repaid $100 million of senior notes upon maturity. Other expense, net in 2006 was $2.1 million of expense compared to $1.3 million of expense in 2005 primarily due to higher net foreign currency transaction losses.

Income Taxes

Our effective tax rate was 28.6% in 2006 compared to 23.5% in 2005. The 2005 consolidated effective tax rate reflected the impact of tax benefits of $10.8 million recorded in connection with the closing of an IRS examination of the Company's 2002 and 2003 tax returns. This benefit reduced the statutory tax rate by 5.1 percentage points in 2005. Adjusting for the IRS audit settlement in 2005, the effective tax rate in 2006 was consistent with the prior year.

Net Income and Earnings Per Share

Net income and earnings per diluted share in 2006 declined versus 2005 as a result of lower operating profit, higher income taxes and unfavorable other income/expense, partially offset by lower special charges.

Segment Results

Electrical Segment

	2006	2005
	(In millions)	
Net Sales	$1,631.2	$1,496.8
Operating Income	$ 124.7	$ 142.2
Operating Margin	7.6%	9.5%

Electrical segment net sales increased 9% in 2006 versus 2005 primarily as a result of improved underlying demand in the commercial and industrial construction markets and higher selling prices. Each of the businesses within the segment — wiring systems, electrical products and lighting fixtures experienced year-over-year increases. Higher selling prices were implemented and have been realized in most of the businesses within the segment in an effort to recover cost increases, primarily related to higher commodity raw material and freight costs.

Sales of lighting fixtures increased in line with the overall segment percentage with the majority of the growth from our commercial and industrial ("C&I") application products and more modest growth in residential products. The C&I lighting businesses increased due to higher levels of commercial construction throughout the U.S. generating increases in lighting fixture project sales. An industry-wide price increase within C&I lighting in June 2006 resulted in a spike in order input in the second quarter of the year and, consequently, strong year-over-year shipments in the second and third quarters. Sales of residential lighting fixture products were up modestly in 2006 versus 2005, consistent with underlying residential markets, as a majority of first half sales increases year-over-year were offset by second half declines.

Wiring systems sales increased year-over-year by more than 10% due to higher demand in both industrial and commercial markets. Rough-in electrical sales increased slightly as a result of higher selling prices, partially offset by lower retail volume. Sales of harsh and hazardous products increased year-over-year by more than 20% primarily due to higher oil and gas project shipments related to strong market conditions worldwide and the favorable impact of an acquisition completed in the third quarter of 2005.

Operating margin in the segment was lower in 2006 versus 2005, despite a better than one percentage point improvement from higher sales, due to production and delivery inefficiencies in certain lighting facilities affected by restructuring actions and the SAP system implementation, which almost entirely offset the margin improvement from higher sales. In addition, higher commodity raw material and freight costs in excess of selling price increases negatively affected the segment's operating margin by approximately 1.5 percentage points. Savings from completed actions associated with the lighting Program together with lower special charges in 2006 compared with 2005 were also more than offset by higher S&A costs, including SAP related costs, and a non-recurring $4.9 million prior year gain on sale of a building.

Power Segment

	2006	2005
	(In millions)	
Net Sales	$573.7	$455.6
Operating Income	$ 75.8	$ 68.8
Operating Margin	13.2%	15.1%

Power segment net sales increased 26% in 2006 versus the prior year due to the impact of acquisitions and higher levels of utility spending facilitated by higher levels of economic activity in the U.S. and selling price increases. The acquisition of Fabrica de Pecas Electricas Delmar Ltda. ("Delmar") in the third quarter of 2005 as well as the Hubbell Lenoir City, Inc. acquisition completed in the second quarter of 2006 accounted for approximately one half of the sales increase in 2006 compared to 2005. Price increases were implemented across most product lines throughout 2005 and into 2006 where costs have risen due to increased metal and energy costs. We estimated that price increases accounted for approximately 4 percentage points of the year-over-year sales increase. Operating margins decreased in 2006 versus 2005, despite an approximate two percentage point improvement from higher sales, as a result of commodity cost increases in excess of selling price increases, factory inefficiencies, higher SAP related costs and increased transportation costs. The commodity cost increases, primarily steel, aluminum, copper and zinc, outpaced our actions to increase selling prices. We estimate that the negative impact in 2006 of cost increases in excess of pricing actions resulted in a reduction of operating margin of approximately two percentage points for this segment. In addition, the segment experienced factory inefficiencies due in part to the disruption caused by the system implementation.

Industrial Technology Segment

	2006	2005
	(In millions)	
Net Sales	$209.4	$152.5
Operating Income	$ 33.4	$ 20.4
Operating Margin	16.0%	13.4%

Industrial Technology segment net sales increased 37% in 2006 versus 2005 primarily due to the improvement in industrial market activity as evidenced by higher manufacturing output and rising capacity utilization rates. All businesses within the segment reported year-over-year sales increases. In addition, we acquired two businesses in 2005 and one in October 2006 which accounted for approximately one third of the segment sales increase. We estimate that price increases accounted for approximately three percentage points of the year-over-year sales increase. Operating income and margins for the full year 2006 improved significantly versus 2005 primarily as a result of increased volume, selling price increases in excess of commodity cost increases and cost savings associated with outsourcing and other productivity improvements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

	December 31,		
	2007	2006	2005
		(In millions)	
Net cash provided by (used in):			
Operating activities	$ 335.2	$ 139.9	$ 184.1
Investing activities	(105.7)	(66.7)	(30.4)
Financing activities	(200.4)	(139.6)	(182.1)
Foreign exchange effect on cash	3.1	1.1	(0.9)
Net change in cash and cash equivalents	$ 32.2	$ (65.3)	$ (29.3)

2007 Compared to 2006

Cash provided by operating activities in 2007 was $195.3 million higher than cash provided by operating activities in 2006 as a result of an increased focus in 2007 on working capital, specifically inventory and improved profitability. Inventory decreased $24.2 million in 2007 compared to a build of inventory of $86.3 million in 2006 primarily attributable to a better utilization of the SAP system, including standardizing best practices in inventory management, production planning and scheduling. Accounts receivable balances decreased by $27.8 million in 2007 compared to an increase of $30.7 million in 2006 due to improved collection efforts related in part to better utilization of the SAP system. Current liability balances in 2007 were higher than in 2006 primarily as a result of an increase in deferred revenue in 2007 due to cash received in advance primarily in the Industrial Technology segment and higher employee related compensation. However, contributions to defined benefit pension plans resulted in an increased use of cash of $20.7 million in 2007 compared to 2006.

Cash flows from investing activities used an additional $39 million of cash in 2007 compared to 2006. Purchases and maturities/sales of investments used net cash of $2.6 million in 2007 compared to $163.8 million of net cash proceeds in 2006. Investing activities include capital expenditures of $55.9 million in 2007 compared to $86.8 million in 2006. The $30.9 million decrease is primarily the result of completion of the new lighting headquarters in early 2007 and lower implementation costs associated with the enterprise-wide business system. Cash outlays to acquire new businesses decreased $92.8 million in 2007 compared to 2006.

Financing activities used $200.4 million of cash in 2007 compared to $139.6 million in 2006. During 2007, the Company repurchased approximately 3.6 million shares of its common stock for $193.1 million compared to 2.1 million shares repurchased in 2006 for $95.1 million. Net borrowings of short-term debt were $15.8 million in

2007 compared to net repayments of $8.9 million in 2006. Proceeds from stock options were $48.0 million in 2007 compared to $38.5 million in 2006.

2006 Compared to 2005

Cash provided by operating activities in 2006 of $139.9 million was $44.2 million or 24% lower than cash provided by operating activities in 2005 primarily as a result of higher levels of inventory and accounts receivable. Cash used to fund an increase in inventory was $86.3 million in 2006 compared with $13.2 million in 2005. Accounts receivable balances increased by $30.7 million in 2006 compared to an increase of $16.9 million in 2005. Partially offsetting these increases were the lack of a contribution to our domestic, qualified, defined benefit pension plans in 2006 compared to a $28 million payment in 2005, and higher current liability balances resulting in a source of cash of approximately $13.3 million in 2006 compared to $2 million in 2005. Inventory balances increased in 2006 primarily due to a combination of business inefficiencies associated with the system implementation and new product launches. Higher accounts receivable were due to a higher level of sales in the fourth quarter of 2006 compared with the same period of 2005. Current liability balances in 2006 were higher than in 2005 primarily as a result of higher customer incentives and employee related compensation. Included within cash provided by operating activities were income tax benefits from employee exercises of stock options of $7.8 million in 2005.

Cash flows from investing activities included capital expenditures of $86.8 million in 2006 compared to $73.4 million in 2005. The $13.4 million increase was attributed to higher expenditures primarily in connection with construction of the new lighting headquarters for which expenditures increased $14.2 million year-over-year. In addition, incremental investments in equipment were partially offset by $7.6 million of lower capital expenditures for software, principally related to the system implementation. Cash outlays to acquire new businesses totaled $145.7 million in 2006 compared to $54.3 million in 2005. Purchases and maturities/sales of investments provided net cash proceeds of $163.8 million in 2006 compared to net cash proceeds of $81.1 million in 2005. Proceeds from disposition of assets decreased to $0.6 million in 2006 compared to $14.6 million in 2005 with the prior year amount reflecting proceeds from a building sale in the Electrical segment.

Financing cash flows used $139.6 million of cash in 2006 compared to $182.1 million in 2005. Cash used in 2005 reflected the repayment of $100.0 million of senior notes at maturity. Net repayments of short-term debt were $8.9 million in 2006 compared to net borrowings of $28.4 million in 2005. The prior year included borrowings related to international acquisitions and dividend repatriations. Purchases of common shares increased in 2006 to $95.1 million compared to $62.7 million in 2005. Proceeds from stock options were $38.5 million in 2006 compared to $32.8 million in 2005.

Investments in the Business

We define investments in our business to include both normal expenditures required to maintain the operations of our equipment and facilities as well as expenditures in support of our strategic initiatives.

Capital expenditures were $55.9 million for the year ending December 31, 2007. Additions to property, plant, and equipment were $55.1 million in 2007 compared to $79.6 million in 2006 as a result of lower investments made in buildings and equipment due to the completion of the new lighting headquarters. We capitalized $8 million and $26 million in 2007 and 2006, respectively, in connection with the new lighting headquarters. In 2007 and 2006, we capitalized $0.8 million and $14.1 million of software, respectively, primarily in connection with our business information system initiative (recorded in Intangible assets and other in the Consolidated Balance Sheet).

In 2007, we spent a total of $52.9 million on acquisitions, including $0.7 million from a prior year acquisition. The 2007 acquisition of PCORE is expected to provide approximately $28 million of annual net sales to our Power segment. In 2006, we completed two business acquisitions, one in our Power segment and the other in our Industrial Technology segment for a total of $145.7 million, net of cash acquired and including $0.2 million from a 2005 acquisition. All of these acquisitions are part of our core markets growth strategy.

In 2007, we spent a total of $193.1 million on the repurchase of common shares compared to $95.1 million spent in 2006. These repurchases were executed under Board of Director approved stock repurchase programs which authorized the repurchase of our Class A and Class B Common Stock up to certain dollar amounts. In

February 2007, the Board of Directors approved a stock repurchase program and authorized the repurchase of up to $200 million of the Company's Class A and Class B Common Stock to be completed over a two year period. In December 2007, the Board of Directors approved a new stock repurchase program and authorized the repurchase of up to $200 million of Class A and Class B Common Stock to be completed over a two year period. This program will be implemented upon completion of the February 2007 program. Stock repurchases are being implemented through open market and privately negotiated transactions. The timing of such transactions depends on a variety of factors, including market conditions.

Additional information with respect to future investments in the business can be found under "Outlook" within Management's Discussion and Analysis.

Capital Structure

Debt to Capital

Net debt as disclosed below is a non-GAAP measure that may not be comparable to definitions used by other companies. We consider Net debt to be more appropriate than Total Debt for measuring our financial leverage as it better measures our ability to meet our funding needs.

	December 31,	
	2007	2006
	(In millions)	
Total Debt	$ 236.1	$ 220.2
Total Shareholders' Equity	1,082.6	1,015.5
Total Capitalization	$1,318.7	$1,235.7
Debt to Total Capital	18%	18%
Cash and Investments	$ 116.7	$ 81.5
Net Debt (Total debt less cash and investments)	$ 119.4	$ 138.7

Net debt defined as total debt less cash and investments decreased as a result of higher cash and investments in 2007 compared to 2006.

Debt Structure

	December 31,	
	2007	2006
	(In millions)	
Short-term debt	$ 36.7	$ 20.9
Long-term debt	199.4	199.3
Total Debt	$236.1	$220.2

At December 31, 2007, Short-term debt in our Consolidated Balance Sheet consisted of $36.7 million of commercial paper. Commercial paper is used to help fund working capital needs, in particular inventory purchases. At December 31, 2006, Short-term debt consisted of $15.8 million of commercial paper and $5.1 million of a money market loan. The money market loan was drawn down against a line of credit to borrow up to 5.0 million pounds sterling (U.S. $ equivalent at December 31, 2006 was $9.8 million).

At December 31, 2007 and 2006, Long-term debt in our Consolidated Balance Sheet consisted of $200 million, excluding unamortized discount, of senior notes with a maturity date of 2012. These notes are fixed rate indebtedness, are not callable and are only subject to accelerated payment prior to maturity if we fail to meet certain non-financial covenants, all of which were met at December 31, 2007 and 2006. The most restrictive of these covenants limits our ability to enter into mortgages and sale-leasebacks of property having a net book value in excess of $5 million without the approval of the Note holders. In 2002, prior to the issuance of the $200 million notes, we entered into a forward interest rate lock to hedge our exposure to fluctuations in treasury interest rates, which resulted in a loss of $1.3 million in 2002. This amount was recorded in Accumulated other comprehensive income (loss) and is being amortized over the life of the notes.

In October 2007, we entered into a revised five year, $250 million revolving credit facility to replace the previous $200 million facility which was scheduled to expire in October 2009. There have been no material changes from the previous facility other than the amount. The interest rate applicable to borrowings under the new credit agreement is either the prime rate or a surcharge over LIBOR. The covenants of the new facility require that shareholders' equity be greater than $675 million and that total debt not exceed 55% of total capitalization (defined as total debt plus total shareholders' equity). We were in compliance with all debt covenants at December 31, 2007 and 2006. Annual commitment fee requirements to support availability of the credit facility were not material. This facility is used as a backup to our commercial paper program and was unused as of December 31, 2007.

Although these facilities are not the principal source of our liquidity, we believe these facilities are capable of providing adequate financing at reasonable rates of interest. However, a significant deterioration in results of operations or cash flows, leading to deterioration in financial condition, could either increase our future borrowing costs or restrict our ability to sell commercial paper in the open market. We have not entered into any other guarantees, commitments or obligations that could give rise to unexpected cash requirements.

Liquidity

We measure our liquidity on the basis of our ability to meet short-term and long-term operational funding needs, fund additional investments, including acquisitions, and make dividend payments to shareholders. Significant factors affecting the management of liquidity are the level of cash flows from operating activities, capital expenditures, access to bank lines of credit and our ability to attract long-term capital with satisfactory terms.

Normal internal cash generation from operations together with currently available cash and investments, available borrowing facilities, and an ability to access credit lines, if needed, are expected to be more than sufficient to fund operations, the current rate of dividends, capital expenditures, stock repurchases and any increase in working capital that would be required to accommodate a higher level of business activity. We actively seek to expand by acquisition as well as through the growth of our present businesses. While a significant acquisition may require additional borrowings, we believe we would be able to obtain financing based on our favorable historical earnings performance and strong financial position.

Pension Funding Status

We have a number of funded and unfunded non-contributory U.S. and foreign defined benefit pension plans. Benefits under these plans are generally provided based on either years of service and final average pay or a specified dollar amount per year of service. The funded status of our qualified, defined benefit pension plans is dependant upon many factors including future returns on invested pension assets, the level of market interest rates, employee earnings and employee demographics.

Effective December 31, 2006, the Company adopted the provisions of SFAS No. 158 which required the Company to recognize the funded status of its defined benefit pension and postretirement plans as an asset or liability in its Consolidated Balance Sheet. In 2007, the Company recorded a total credit to equity through Accumulated other comprehensive income, net of tax, related to pension and postretirement plans of $44.9 million, of which $42.0 million is related to pensions. In 2006, the Company recorded a total charge of $36.8 million, net of tax, of which $36.1 million is related to pension. Further details on the pretax impact of these items can be found in Note 11 — Retirement Benefits.

Changes in the value of the defined benefit plan assets and liabilities will affect the amount of pension expense ultimately recognized. Although differences between actuarial assumptions and actual results are no longer deferred for balance sheet purposes, deferral is still required for pension expense purposes. Unrecognized gains and losses in excess of an annual calculated minimum amount (the greater of 10% of the projected benefit obligation or 10% of the market value of assets) are amortized and recognized in net periodic pension cost over our average remaining service period of active employees, which approximates 13-15 years. During 2007, we recorded

$1.9 million of pension expense related to the amortization of these unrecognized losses. We expect to record $1.3 million of expense related to unrecognized losses in 2008.

The actual return on our pension assets in the current year as well as the cumulative return over the past five and ten year periods has exceeded our expected return for the same periods. Offsetting these favorable returns has been a decline in long-term interest rates and a resulting increase in our pension liabilities. These declines in long-term interest rates have had a negative impact on the funded status of the plans. Consequently, we contributed approximately $28 million in 2007, $8 million in 2006 and $32 million in 2005 to both our foreign and domestic defined benefit pension plans. These contributions along with favorable investment performance of the plan assets have improved the funded status of all of our plans. We expect to make additional contributions of approximately $7 million to our foreign plans during 2008 and no contributions are expected to be made to the domestic defined benefit pension plans. This level of funding is not expected to have any significant impact on our overall liquidity.

Assumptions

The following assumptions were used to determine projected pension and other benefit obligations at the measurement date and the net periodic benefit costs for the year:

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Weighted-average assumptions used to determine benefit obligations at December 31				
Discount rate	6.41%	5.66%	6.50%	5.75%
Rate of compensation increase	4.58%	4.33%	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31				
Discount rate	5.66%	5.45%	5.75%	5.50%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase	4.58%	4.33%	N/A	N/A

At the end of each year, we estimate the expected long-term rate of return on pension plan assets based on the strategic asset allocation for our plans. In making this determination, we utilize expected rates of return for each asset class based upon current market conditions and expected risk premiums for each asset class. A one percentage point change in the expected long-term rate of return on pension fund assets would have an impact of approximately $6.1 million on 2008 pretax pension expense. The expected long-term rate of return is applied to the fair market value of pension fund assets to produce the expected return on fund assets that is included in pension expense. The difference between this expected return and the actual return on plan assets was recognized at December 31, 2007 for balance sheet purposes, but continues to be deferred for expense purposes. The net deferral of past asset gains (losses) ultimately affects future pension expense through the amortization of gains (losses) with an offsetting adjustment to Shareholders' equity through Accumulated other comprehensive income.

At the end of each year, we determine the discount rate to be used to calculate the present value of pension plan liabilities. The discount rate is an estimate of the current interest rate at which the pension plans' liabilities could effectively be settled. In estimating this rate, we look to rates of return on high-quality, fixed-income investments with maturities that closely match the expected funding period of our pension liability. The discount rate of 6.5% which we used to determine the projected benefit obligation for our U.S. pension plans at December 31, 2007 was determined using the Citigroup Pension Discount Curve applied to our expected annual future pension benefit payments. An increase of one percentage point in the discount rate would lower 2008 pretax pension expense by approximately $2.4 million. A discount rate decline of one percentage point would increase pretax pension expense by approximately $5.4 million.

Other Post Employment Benefits ("OPEB")

We had health care and life insurance benefit plans covering eligible employees who reached retirement age while working for the Company. These benefits were discontinued in 1991 for substantially all future retirees with the exception of certain operations in our Power segment which still maintain a limited retiree medical plan for their union employees. These plans are not funded and, therefore, no assumed rate of return on assets is required. The discount rate of 6.5% used to determine the projected benefit obligation at December 31, 2007 was based upon the Citigroup Pension Discount Curve as applied to our projected annual benefit payments for these plans. In 2007 in accordance with SFAS No. 158 we recorded credits to Accumulated other comprehensive income within Shareholders' equity, net of tax, of $2.9 million. In 2006, we recorded a charge of 0.7 million, net of tax, related to OPEB.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements are defined as any transaction, agreement or other contractual arrangement to which an entity that is not included in our consolidated results is a party, under which we, whether or not a party to the arrangement, have, or in the future may have: (1) an obligation under a direct or indirect guarantee or similar arrangement, (2) a retained or contingent interest in assets or (3) an obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements.

We do not have any off-balance sheet arrangements as defined above which have or are likely to have a material effect on financial condition, results of operations or cash flows.

Contractual Obligations

A summary of our contractual obligations and commitments at December 31, 2007 is as follows (in millions):

		Payments due by period			
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Debt obligations	$236.7	$ 36.7	$ —	$200.0	$ —
Expected interest payments	55.8	12.8	25.5	17.5	—
Operating lease obligations	57.9	12.6	18.2	7.0	20.1
Purchase obligations	134.2	125.7	7.7	0.8	—
Income tax payments	0.6	0.6	—	—	—
Obligations under customer incentive programs	25.2	25.2	—	—	—
Total	$510.4	$213.6	$51.4	$225.3	$20.1

Our purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability. These obligations primarily consist of inventory purchases made in the normal course of business to meet operational requirements, consulting arrangements and commitments for equipment purchases. Other long-term liabilities reflected in our Consolidated Balance Sheet at December 31, 2007 have been excluded from the table above and primarily consist of costs associated with retirement benefits. See Note 11 — Retirement Benefits in the Notes to Consolidated Financial Statements for estimates of future benefit payments under our benefit plans. As of December 31, 2007, we have $8.7 million of uncertain tax positions. We are unable to make a reasonable estimate regarding settlement of these uncertain tax positions, and as a result, they have been excluded from the table. See Note 13 — Income Taxes.

Critical Accounting Estimates

Note 1 of the Notes to Consolidated Financial Statements describes the significant accounting policies used in the preparation of our financial statements.

Use of Estimates

We are required to make assumptions and estimates and apply judgments in the preparation of our financial statements that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors deemed relevant by management. We continually review these estimates and their underlying assumptions to ensure they are appropriate for the circumstances. Changes in estimates and assumptions used by us could have a significant impact on our financial results. We believe that the following estimates are among our most critical in fully understanding and evaluating our reported financial results. These items utilize assumptions and estimates about the effect of future events that are inherently uncertain and are therefore based on our judgment.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" and the SEC revisions in SEC Staff Accounting Bulletin No. 104. Revenue is recognized when title to goods and risk of loss have passed to the customer, there is persuasive evidence of a purchase arrangement, delivery has occurred or services are rendered, the price is determinable and collectibility reasonably assured. Revenue is typically recognized at the time of shipment. Further, certain of our businesses account for sales discounts and allowances based on sales volumes, specific programs and customer deductions, as is customary in electrical products markets. These items primarily relate to sales volume incentives, special pricing allowances, and returned goods. This requires us to estimate at the time of sale the amounts that should not be recorded as revenue as these amounts are not expected to be collected in cash from customers. We principally rely on historical experience, specific customer agreements, and anticipated future trends to estimate these amounts at the time of shipment. Also see Note 1 — Significant Accounting Policies of the Notes to Consolidated Financial Statements.

Inventory Valuation

We routinely evaluate the carrying value of our inventories to ensure they are carried at the lower of cost or market value. Such evaluation is based on our judgment and use of estimates, including sales forecasts, gross margins for particular product groupings, planned dispositions of product lines, technological events and overall industry trends. In addition, the evaluation is based on changes in inventory management practices which may influence the timing of exiting products and method of disposing of excess inventory.

Excess inventory is generally identified by comparing future expected inventory usage to actual on-hand quantities. Reserves are provided for on-hand inventory in excess of pre-defined usage forecasts. Forecast usage is primarily determined by projecting historical (actual) sales and inventory usage levels forward to future periods. Application of this reserve methodology can have the effect of increasing reserves during periods of declining demand and, conversely, reducing reserve requirements during periods of accelerating demand. This reserve methodology is applied based upon a current stratification of inventory, whether by commodity type, product family, part number, stock keeping unit, etc. As a result of our lean process improvement initiatives, we continue to develop improved information concerning demand patterns for inventory consumption. This improved information is introduced into the excess inventory reserve calculation as it becomes available and may impact required levels of reserves.

Customer Credit and Collections

We maintain allowances for doubtful accounts receivable in order to reflect the potential uncollectibility of receivables related to purchases of products on open credit. If the financial condition of our customers were to deteriorate, resulting in their inability to make required payments, we may be required to record additional allowances for doubtful accounts.

Capitalized Computer Software Costs

We capitalize certain costs of internally developed software in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Capitalized costs include purchased materials and services, and payroll and payroll related costs. General and administrative, overhead, maintenance and training costs, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. The cost of internally developed software is amortized on a straight-line basis over appropriate periods, generally five years. The unamortized balance of internally developed software is included in Intangible assets and other in the Consolidated Balance Sheet.

Employee Benefits Costs and Funding

We sponsor domestic and foreign defined benefit pension, defined contribution and other postretirement plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on the pension fund assets, rate of increase in employee compensation levels and health care cost increase projections. These assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plans' measurement date. Further discussion on the assumptions used in 2007 and 2006 are included above under "Pension Funding Status" and in Note 11 — Retirement Benefits in the Notes to Consolidated Financial Statements.

Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" and FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109". SFAS No. 109 requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The factors used to assess the likelihood of realization of deferred tax assets are the forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income can affect the ultimate realization of net deferred tax assets.

We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. The IRS and other tax authorities routinely review our tax returns. These audits can involve complex issues, which may require an extended period of time to resolve. In accordance with FIN 48, effective January 1, 2007, the Company records uncertain tax positions only when it has determined that it is more-likely-than-not that a tax position will be sustained upon examination by taxing authorities based on the technical merits of the position. The Company uses the criteria established in FIN 48 to determine whether an item meets the definition of more-likely-than-not. The Company's policy is to recognize these tax benefits when the more-likely-than-not threshold is met, when the statute of limitations has expired or upon settlement. In management's opinion, adequate provision has been made for potential adjustments arising from any examinations.

Contingent Liabilities

We are subject to proceedings, lawsuits, and other claims or uncertainties related to environmental, legal, product and other matters. We routinely assess the likelihood of an adverse judgment or outcome to these matters, as well as the range of potential losses. A determination of the reserves required, if any, is made after careful analysis, including consultations with outside advisors, where applicable. The required reserves may change in the future due to new developments.

Valuation of Long-Lived Assets

Our long-lived assets include land, buildings, equipment, molds and dies, software, goodwill and other intangible assets. Long-lived assets, other than goodwill and indefinite-lived intangibles, are depreciated over their estimated useful lives. We review depreciable long-lived assets for impairment to assess recoverability from future operations using undiscounted cash flows. For these assets, no impairment charges were recorded in 2007 or 2006, except for certain assets affected by the Lighting Program as discussed under "Special Charges" within this Management's Discussion and Analysis and in Note 2 — Special Charges of the Notes to Consolidated Financial Statements.

Goodwill and indefinite-lived intangible assets are reviewed annually for impairment unless circumstances dictate the need for more frequent assessment under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets". The identification and measurement of impairment of goodwill involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporates certain factors including our assumptions about operating results, business plans, income projections, anticipated future cash flows, and market data. Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized from newly acquired entities and therefore certain uncertainty. The identification and measurement of impairment of indefinite-lived intangible assets involves testing which compares carrying values of assets to the estimated fair values of assets. When appropriate, the carrying value of assets will be reduced to estimated fair values.

Forward-Looking Statements

Some of the information included in this Management's Discussion and Analysis of Financial Condition and Results of Operations, and elsewhere in this Form 10-K and in the Annual Report attached hereto, which does not constitute part of this Form 10-K, contain "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. These include statements about capital resources, performance and results of operations and are based on our reasonable current expectations. In addition, all statements regarding anticipated growth or improvement in operating results, anticipated market conditions, and economic recovery are forward looking. Forward-looking statements may be identified by the use of words, such as "believe", "expect", "anticipate", "intend", "depend", "should", "plan", "estimated", "could", "may", "subject to", "continues", "growing", "prospective", "forecast", "projected", "purport", "might", "if", "contemplate", "potential", "pending," "target", "goals", "scheduled", "will likely be", and similar words and phrases. Discussions of strategies, plans or intentions often contain forward-looking statements. Factors, among others, that could cause our actual results and future actions to differ materially from those described in forward-looking statements include, but are not limited to:

- Changes in demand for our products, market conditions, product quality, product availability adversely affecting sales levels.
- Changes in markets or competition adversely affecting realization of price increases.
- Failure to achieve projected levels of efficiencies, cost savings and cost reduction measures, including those expected as a result of our lean initiative and strategic sourcing plans.
- The expected benefits and the timing of other actions in connection with our enterprise-wide business system.
- Availability and costs of raw materials, purchased components, energy and freight.
- Changes in expected or future levels of operating cash flow, indebtedness and capital spending.
- General economic and business conditions in particular industries or markets.
- Regulatory issues, changes in tax laws or changes in geographic profit mix affecting tax rates and availability of tax incentives.
- A major disruption in one of our manufacturing or distribution facilities or headquarters, including the impact of plant consolidations and relocations.
- Changes in our relationships with, or the financial condition or performance of, key distributors and other customers, agents or business partners could adversely affect our results of operations.
- Impact of productivity improvements on lead times, quality and delivery of product.
- Anticipated future contributions and assumptions including changes in interest rates and plan assets with respect to pensions.
- Adjustments to product warranty accruals in response to claims incurred, historical experiences and known costs.
- Unexpected costs or charges, certain of which might be outside of our control.
- Changes in strategy, economic conditions or other conditions outside of our control affecting anticipated future global product sourcing levels.

- Ability to carry out future acquisitions and strategic investments in our core businesses and costs relating to acquisitions and acquisition integration costs.
- Future repurchases of common stock under our common stock repurchase programs.
- Changes in accounting principles, interpretations, or estimates.
- The outcome of environmental, legal and tax contingencies or costs compared to amounts provided for such contingencies.
- Adverse changes in foreign currency exchange rates and the potential use of hedging instruments to hedge the exposure to fluctuating rates of foreign currency exchange on inventory purchases.
- Other factors described in our SEC filings, including the "Business" and "Risk Factors" Section in this Annual Report on Form 10-K for the year ended December 31, 2007.

Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward-looking statements. The Company disclaims any duty to update any forward-looking statement, all of which are expressly qualified by the foregoing, other than as required by law.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

In the operation of our business, we have various exposures to areas of risk related to factors within and outside the control of management. Significant areas of risk and our strategies to manage the exposure are discussed below.

We manufacture our products in the United States, Canada, Switzerland, Puerto Rico, Mexico, Italy, United Kingdom, Brazil and Australia and sell products in those markets as well as through sales offices in Singapore, the People's Republic of China, Mexico, South Korea and the Middle East. International shipments from non-U.S. subsidiaries as a percentage of the Company's total net sales were 14% in 2007, 13% in 2006 and 11% in 2005. The United Kingdom market represents 36%, Canada 27%, Switzerland 11%, and all other areas 26% of total 2007 international sales. As such, our operating results could be affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we sell our products. To manage this exposure, we closely monitor the working capital requirements of our international units. In 2007, we entered into a series of forward exchange contracts on behalf of our Canadian operation to purchase U.S. dollars in order to hedge a portion of their exposure to fluctuating rates of exchange on anticipated inventory purchases. As of December 31, 2007 we had 18 outstanding contracts for $1 million each, which expire through December 2008.

Product purchases representing approximately 14% of our net sales are sourced from unaffiliated suppliers located outside the United States, primarily in China and other Asian countries, Europe and Mexico. We are actively seeking to expand this activity, particularly related to purchases from low cost areas of the world. Foreign sourcing of products may result in unexpected fluctuations in product cost or increased risk of business interruption due to lack of product or component availability due to any one of the following:

- Political or economic uncertainty in the source country
- Fluctuations in the rate of exchange between the U.S. dollar and the currencies of the source countries
- Increased logistical complexity including supply chain interruption or delay, port of departure or entry disruption and overall time to market
- Loss of proprietary information
- Product quality issues outside the control of the Company

We have developed plans that address many of these risks. Such actions include careful selection of products to be outsourced and the suppliers selected; ensuring multiple sources of supply; limiting concentrations of activity by port, broker, freight forwarder, etc., processes related to quality control; and maintaining control over operations, technologies and manufacturing deemed to provide competitive advantage. Many of our businesses have a dependency on certain basic raw materials needed to produce their products including steel, brass, copper, aluminum, bronze, plastics, phenols, zinc, nickel, elastomers and petrochemicals as well as purchased electrical and electronic components. Our financial results could be affected by the availability and changes in prices of these materials and components.

Certain of these materials are sourced from a limited number of suppliers. These materials are also key source materials for many other companies in our industry and within the universe of industrial manufacturers in general. As such, in periods of rising demand for these materials, we may experience both (1) increased costs and (2) limited supply. These conditions can potentially result in our inability to acquire these key materials on a timely basis to produce our products and satisfy our incoming sales orders. Similarly, the cost of these materials can rise suddenly and result in materially higher costs of producing our products. We believe we have adequate primary and secondary sources of supply for each of our key materials and that, in periods of rising prices, we expect to recover a majority of the increased cost in the form of higher selling prices. However, recoveries typically lag the effect of cost increases due to the nature of our markets.

Our financial results are subject to interest rate fluctuations to the extent there is a difference between the amount of our interest-earning assets and the amount of interest-bearing liabilities. The principal objective of our investment management activities is to maximize net investment income while maintaining acceptable levels of interest rate and liquidity risk and facilitating our funding needs. As part of our investment management strategy, we may use derivative financial products such as interest rate hedges and interest rate swaps. Refer to further discussion under "Capital Structure" within this Management's Discussion and Analysis.

From time to time or when required, we issue commercial paper, which exposes us to changes in interest rates. Our cash position includes amounts denominated in foreign currencies. We manage our worldwide cash requirements by considering available funds held by our subsidiaries and the cost effectiveness with which these funds can be accessed.

We continually evaluate risk retention and insurance levels for product liability, property damage and other potential exposures to risk. We devote significant effort to maintaining and improving safety and internal control programs, which are intended to reduce our exposure to certain risks. We determine the level of insurance coverage and the likelihood of a loss and believe that the current levels of risk retention are consistent with those of comparable companies in the industries in which we operate. There can be no assurance that we will not incur losses beyond the limits of our insurance. However, our liquidity, financial position and profitability are not expected to be materially affected by the levels of risk retention that we accept.

The following table presents cost information related to interest risk sensitive instruments by maturity at December 31, 2007 (dollars in millions):

	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value 12/31/07
Assets								
Available-for-sale investments	$ —	$11.6	$11.8	$ 1.8	$ 4.0	$ 3.4	$ 32.6	$ 33.0
Avg. interest rate	—	5.18%	5.55%	5.03%	5.00%	4.00%	—	—
Held-to-maturity investments	$ 0.1	$ 0.1	$ 0.1	$ —	$ —	$ —	$ 0.3	$ 0.3
Avg. interest rate	5.00%	5.00%	5.00%	—	—	—	—	—
Liabilities								
Long-term debt	$ —	$ —	$ —	$ —	$199.4	$ —	$199.4	$213.8
Avg. interest rate	—	—	—	—	6.38%	—	—	—

All of the assets and liabilities above are fixed rate instruments. Other available-for-sale securities with a carrying value of $5.9 million are adjustable rate instruments which are not interest risk sensitive and are not included in the table above. We use derivative financial instruments only if they are matched with a specific asset, liability, or proposed future transaction. We do not speculate or use leverage when trading a financial derivative product.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

REPORT OF MANAGEMENT
HUBBELL INCORPORATED AND SUBSIDIARIES

Report on Management's Responsibility for Financial Statements

Our management is responsible for the preparation, integrity and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments made by management.

We believe it is critical to provide investors and other users of our financial statements with information that is relevant, objective, understandable and timely, so that they can make informed decisions. As a result, we have established and we maintain systems and practices and internal control processes designed to provide reasonable, but not, absolute assurance that transactions are properly executed and recorded and that our policies and procedures are carried out appropriately. Management strives to recruit, train and retain high quality people to ensure that controls are designed, implemented and maintained in a high-quality, reliable manner.

Our independent registered public accounting firm audited our financial statements and the effectiveness of our internal control over financial reporting in accordance with Standards established by the Public Company Accounting Oversight Board (United States). Their report appears on the next page within this Annual Report on Form 10-K.

Our Board of Directors normally meets at least five times per year to provide oversight, to review corporate strategies and operations, and to assess management's conduct of the business. The Audit Committee of our Board of Directors (which meets approximately eleven times per year) is comprised of at least three individuals all of whom must be "independent" under current New York Stock Exchange listing standards and regulations adopted by the SEC under the federal securities laws. The Audit Committee meets regularly with our internal auditors and independent registered public accounting firm, as well as management to review, among other matters, accounting, auditing, internal controls and financial reporting issues and practices. Both the internal auditors and independent registered public accounting firm have full, unlimited access to the Audit Committee.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate systems of internal control over financial reporting as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm as stated in their report which is included on the next page within this Annual Report on Form 10-K.

Timothy H. Powers
Chairman of the Board,
President & Chief Executive Officer

David G. Nord
Senior Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hubbell Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Hubbell Incorporated and its subsidiaries (the "Company") at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006, and the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Stamford, Connecticut
February 22, 2008

HUBBELL INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31		
	2007	2006	2005
	(In millions except per share amounts)		
Net sales	$2,533.9	$2,414.3	$2,104.9
Cost of goods sold	1,798.1	1,757.5	1,509.9
Gross profit	735.8	656.8	595.0
Selling & administrative expenses	436.4	415.6	357.9
Special charges, net	—	7.3	10.3
Operating income	299.4	233.9	226.8
Investment income	2.4	5.1	9.5
Interest expense	(17.6)	(15.4)	(19.3)
Other expense, net	—	(2.1)	(1.3)
Total other expense	(15.2)	(12.4)	(11.1)
Income before income taxes	284.2	221.5	215.7
Provision for income taxes	75.9	63.4	50.6
Net income	$ 208.3	$ 158.1	$ 165.1
Earnings per share			
Basic	$ 3.54	$ 2.62	$ 2.71
Diluted	$ 3.50	$ 2.59	$ 2.67
Average number of common shares outstanding			
Basic	58.8	60.4	61.0
Diluted	59.5	61.1	61.8
Cash dividends per common share	$ 1.32	$ 1.32	$ 1.32

See notes to consolidated financial statements.

HUBBELL INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	At December 31, 2007	At December 31, 2006
	(Dollars in millions)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 77.5	$ 45.3
Short-term investments	—	35.9
Accounts receivable, net	332.4	354.3
Inventories, net	322.9	338.2
Deferred taxes and other	55.2	40.7
Total current assets	788.0	814.4
Property, Plant, and Equipment, net	327.1	318.5
Other Assets		
Investments	39.2	0.3
Goodwill	466.6	436.7
Intangible assets and other	242.5	181.6
Total Assets	$1,863.4	$1,751.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term debt	$ 36.7	$ 20.9
Accounts payable	154.0	160.5
Accrued salaries, wages and employee benefits	58.6	49.2
Accrued insurance	46.7	42.8
Dividends payable	19.2	19.9
Other accrued liabilities	104.3	89.0
Total current liabilities	419.5	382.3
Long-Term Debt	199.4	199.3
Other Non-Current Liabilities	161.9	154.4
Total Liabilities	780.8	736.0
Commitments and Contingencies		
Common Shareholders' Equity		
Common Stock, par value $.01		
Class A — authorized 50,000,000 shares, outstanding 7,378,408 and 8,177,234 shares	0.1	0.1
Class B — authorized 150,000,000 shares, outstanding 50,549,566 and 52,001,000 shares	0.5	0.5
Additional paid-in capital	93.3	219.9
Retained earnings	962.7	827.4
Accumulated other comprehensive income (loss)	26.0	(32.4)
Total Common Shareholders' Equity	1,082.6	1,015.5
Total Liabilities and Shareholders' Equity	$1,863.4	$1,751.5

See notes to consolidated financial statements.

HUBBELL INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in millions)		
Cash Flows From Operating Activities			
Net income	$ 208.3	$ 158.1	$ 165.1
Adjustments to reconcile net income to net cash provided by operating activities:			
(Gain) Loss on sale of assets	(0.7)	0.9	(5.4)
Depreciation and amortization	60.2	55.4	50.4
Deferred income taxes	(3.7)	11.4	6.4
Non-cash special charges	—	3.1	1.9
Stock-based compensation	12.7	11.8	0.7
Changes in assets and liabilities:			
Decrease (increase) in accounts receivable	27.8	(30.7)	(16.9)
Decrease (increase) in inventories	24.2	(86.3)	(13.2)
Increase in current liabilities	42.1	13.3	2.0
Changes in other assets and liabilities, net	(3.1)	14.0	17.7
Tax benefit from equity-based awards	(6.9)	(6.0)	—
Contributions to defined benefit pension plans	(28.4)	(7.7)	(31.6)
Other, net	2.7	2.6	7.0
Net cash provided by operating activities	335.2	139.9	184.1
Cash Flows From Investing Activities			
Acquisition of businesses, net of cash acquired	(52.9)	(145.7)	(54.3)
Proceeds from disposition of assets	5.1	0.6	14.6
Capital expenditures	(55.9)	(86.8)	(73.4)
Purchases of available-for-sale investments	(41.2)	(153.2)	(293.0)
Proceeds from sale of available-for-sale investments	38.6	296.0	356.9
Purchases of held-to-maturity investments	—	(0.4)	—
Proceeds from maturities/sales of held-to-maturity investments	—	21.4	17.2
Other, net	0.6	1.4	1.6
Net cash used in investing activities	(105.7)	(66.7)	(30.4)
Cash Flows From Financing Activities			
Commercial paper borrowings, net	20.9	15.8	—
Borrowings of other debt	—	5.1	29.6
Payment of other debt	(5.1)	(29.8)	(1.2)
Payment of senior notes	—	—	(100.0)
Payment of dividends	(78.4)	(80.1)	(80.6)
Acquisition of common shares	(193.1)	(95.1)	(62.7)
Proceeds from exercise of stock options	48.0	38.5	32.8
Tax benefit from equity-based awards	6.9	6.0	—
Other, net	0.4	—	—
Net cash used in financing activities	(200.4)	(139.6)	(182.1)
Effect of exchange rate changes on cash	3.1	1.1	(0.9)
Increase (decrease) in cash and cash equivalents	32.2	(65.3)	(29.3)
Cash and cash equivalents			
Beginning of year	45.3	110.6	139.9
End of year	$ 77.5	$ 45.3	$ 110.6

See notes to consolidated financial statements.

HUBBELL INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Three Years Ended December 31, 2007, 2006 and 2005 (in millions, except per share amounts)

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2004	$0.1	$0.5	$ 280.7	$664.5	$ —	$ (1.5)	$ 944.3
Net income				165.1			165.1
Minimum pension liability adjustment, net of related tax effect of $1.4						(2.2)	(2.2)
Translation adjustments						(7.5)	(7.5)
Unrealized loss on investments, net of tax						(0.3)	(0.3)
Unrealized loss on cash flow hedge, net of $0.1 of amortization, net of tax						0.7	0.7
Total comprehensive income							155.8
Issuance of restricted stock			8.3		(8.3)		—
Amortization of restricted stock					0.3		0.3
Issuance of common shares under compensation arrangements			0.3				0.3
Exercise of stock options, including tax benefit of $7.8			40.6				40.6
Acquisition of common shares			(62.7)				(62.7)
Cash dividends declared ($1.32 per share)				(80.5)			(80.5)
Balance at December 31, 2005	$0.1	$0.5	$ 267.2	$749.1	$(8.0)	$(10.8)	$ 998.1
Net income				158.1			158.1
Minimum pension liability adjustment, net of related tax effect of $1.3						2.1	2.1
Translation adjustments						12.4	12.4
Change in unrealized loss on investments, net of tax						0.3	0.3
Unrealized gain on cash flow hedge including $0.1 of amortization, net of tax						0.4	0.4
Total comprehensive income							173.3
Benefit plan adjustment to initially apply SFAS No. 158, net of tax of $19.7						(36.8)	(36.8)
Reversal of unearned compensation upon adoption of SFAS No. 123(R)			(8.0)		8.0		—
Stock-based compensation			11.9				11.9
Exercise of stock options			38.5				38.5
Tax benefits from stock plans			6.0				6.0
Acquisition/surrender of common shares			(95.7)				(95.7)
Cash dividends declared ($1.32 per share)				(79.8)			(79.8)
Balance at December 31, 2006	$0.1	$0.5	$ 219.9	$827.4	$ —	$(32.4)	$1,015.5
Net income				208.3			208.3
Adjustment to pension and other benefit plans, net of tax of $27.3						44.9	44.9
Translation adjustments						14.1	14.1
Unrealized gain on investments, net of tax						0.2	0.2
Unrealized gain on cash flow hedge including $0.1 of amortization, net of tax						(0.8)	(0.8)
Total comprehensive income							266.7
Adjustment to initially apply FIN 48				4.7			4.7
Stock-based compensation			12.7				12.7
Exercise of stock options			48.0				48.0
Tax benefits from stock plans			6.9				6.9
Acquisition/surrender of common shares			(194.2)				(194.2)
Cash dividends declared ($1.32 per share)				(77.7)			(77.7)
Balance at December 31, 2007	$0.1	$0.5	$ 93.3	$962.7	$ —	$ 26.0	$1,082.6

See notes to consolidated financial statements.

HUBBELL INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include all subsidiaries; all significant intercompany balances and transactions have been eliminated. The Company has one active joint venture which is accounted for using the equity method. In 2007, the Company entered into a new joint venture, Hubbell Asia Limited, whose principal objective is to manage a wholly owned foreign manufacturing company in the People's Republic of China beginning in 2008. The Company has contributed $2.5 million for a 50% interest in the joint venture which has been consolidated in accordance with the provisions of FIN 46, "Consolidation of Variable Interest Entities".

Certain reclassifications have been made in prior year financial statements and notes to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements. Actual results could differ from the estimates that are used.

Revenue Recognition

Revenue is recognized when title to the goods sold and the risk of loss have passed to the customer, there is persuasive evidence of a purchase arrangement, delivery has occurred or services are rendered, the price is determinable and collectibility is reasonably assured. Revenue is typically recognized at the time of shipment as the Company's shipping terms are generally FOB shipping point. The Company recognizes less than one percent of total annual consolidated net revenue from post shipment obligations and service contracts, primarily within the Industrial Technology segment. Revenue is recognized under these contracts when the service is completed and all conditions of sale have been met. In addition, within the Industrial Technology segment, certain businesses sell large and complex equipment which requires construction and assembly and has long lead times. It is customary in these businesses to require a portion of the selling price to be paid in advance of construction. These payments are treated as deferred revenue and are classified in Other accrued liabilities in the Consolidated Balance Sheet. Once the equipment is shipped to the customer and meets the revenue recognition criteria, the deferred revenue is recognized in the Consolidated Statement of Income.

Further, certain of our businesses account for sales discounts and allowances based on sales volumes, specific programs and customer deductions, as is customary in electrical products markets. These items primarily relate to sales volume incentives, special pricing allowances, and returned goods. Sales volume incentives represent rebates with specific sales volume targets for specific customers. Certain distributors qualify for price rebates by subsequently reselling the Company's products into select channels of end users. Following a distributor's sale of an eligible product, the distributor submits a claim for a price rebate. A number of distributors, primarily in the Electrical segment, have a right to return goods under certain circumstances which are reasonably estimable by affected businesses and have historically ranged from 1%-3% of gross sales. This requires us to estimate at the time of sale the amounts that should not be recorded as revenue as these amounts are not expected to be collected in cash from customers. The Company principally relies on historical experience, specific customer agreements and anticipated future trends to estimate these amounts at the time of shipment.

Shipping and Handling Fees and Costs

The Company records shipping and handling costs as part of Cost of goods sold in the Consolidated Statement of Income. Any amounts billed to customers for reimbursement of shipping and handling are included in Net sales in the Consolidated Statement of Income.

Foreign Currency Translation

The assets and liabilities of international subsidiaries are translated to U.S. dollars at exchange rates in effect at the end of the year, and income and expense items are translated at average exchange rates in effect during the year. The effects of exchange rate fluctuations on the translated amounts of foreign currency assets and liabilities are included as translation adjustments in Accumulated other comprehensive income within Shareholders' equity. Gains and losses from foreign currency transactions are included in income of the period.

Cash and Cash Equivalents

Cash equivalents consist of investments with original maturities of three months or less. The carrying value of cash equivalents approximates fair value because of their short maturities. Within the Consolidated Statement of Cash Flow for the year ending December 31, 2005, the beginning of the year balance for cash and cash equivalents has been reclassified for book overdraft cash balances which have been reflected in Accounts payable in order to conform to the 2006 and 2007 presentation.

Investments

The Company defines short-term investments as securities with original maturities of greater than three months but less than one year. Investments in debt and equity securities are classified by individual security as either available-for-sale or held-to-maturity. Municipal bonds and variable rate demand notes are classified as available-for-sale investments and are carried on the balance sheet at fair value with current period adjustments to carrying value recorded in Accumulated other comprehensive income within Shareholders' equity, net of tax. Other securities which the Company has the positive intent and ability to hold to maturity, are classified as held-to-maturity and are carried on the balance sheet at amortized cost. The effects of amortizing these securities are recorded in current earnings. Realized gains and losses are recorded in income in the period of sale.

Accounts Receivable and Allowances

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is based on an estimated amount of probable credit losses in existing accounts receivable. The allowance is calculated based upon a combination of historical write-off experience, fixed percentages applied to aging categories and specific identification based upon a review of past due balances and problem accounts. The allowance is reviewed on at least a quarterly basis. Account balances are charged off against the allowance when it is determined that internal collection efforts should no longer be pursued. The Company also maintains a reserve for credit memos, cash discounts and product returns which are principally calculated based upon historical experience, specific customer agreements, as well as anticipated future trends.

Inventories

Inventories are stated at the lower of cost or market value. The cost of substantially all domestic inventories (approximately 82% of total net inventory value) is determined utilizing the last-in, first-out (LIFO) method of inventory accounting. The cost of foreign inventories and certain domestic inventories is determined utilizing average cost or first-in, first-out (FIFO) methods of inventory accounting.

Property, Plant, and Equipment

Property, plant, and equipment values are stated at cost less accumulated depreciation. Maintenance and repair expenditures are charged to expense when incurred. Property, plant and equipment placed in service prior to January 1, 1999 are depreciated over their estimated useful lives, principally using accelerated methods. Assets placed in service subsequent to January 1, 1999 are depreciated over their estimated useful lives, using straight-line methods. Leasehold improvements are amortized over the shorter of their economic lives or the lease term. Gains and losses arising on the disposal of property, plant and equipment are included in Operating Income in the Consolidated Statement of Income.

Capitalized Computer Software Costs

Qualifying costs of internal use software are capitalized in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Capitalized costs include purchased materials and services and payroll and payroll related costs. General and administrative, overhead, maintenance and training costs, as well as the cost of software that does not add functionality to existing systems, are expensed as incurred. The cost of internal use software is amortized on a straight-line basis over appropriate periods, generally five years. The unamortized balance of internal use software is included in Intangible assets and other in the Consolidated Balance Sheet.

Capitalized computer software costs, net of amortization, were $28.1 million and $38.2 million at December 31, 2007 and 2006, respectively. The Company recorded amortization expense of $10.9 million, $9.1 million and $5.6 million in 2007, 2006, and 2005, respectively, relating to capitalized computer software.

Goodwill and Other Intangible Assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired companies. Indefinite-lived intangible assets and goodwill are subject to annual impairment testing using the specific guidance and criteria described in SFAS No. 142, "Goodwill and Other Intangible Assets". This testing compares carrying values to estimated fair values and when appropriate, the carrying value of these assets will be reduced to estimated fair value. Fair values were calculated using a range of estimated future operating results and primarily utilized a discounted cash flow model. In the second quarter of 2007, the Company performed its annual impairment testing of goodwill. This testing resulted in fair values for each reporting unit exceeding the reporting unit's carrying value, including goodwill. The Company performed its annual impairment testing of indefinite-lived intangible assets which resulted in no impairment. The Company's policy is to perform its annual goodwill impairment assessment in the second quarter of each year unless circumstances dictate the need for more frequent assessments. Intangible assets with definite lives are being amortized over periods ranging from 7-30 years.

Other Long-Lived Assets

The Company evaluates the potential impairment of other long-lived assets when appropriate in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". If the carrying value of assets exceeds the sum of the estimated future undiscounted cash flows, the carrying value of the asset is written down to estimated fair value. The Company continually evaluates events and circumstances to determine if revisions to values or estimates of useful lives are warranted.

Income Taxes

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. The IRS and other tax authorities routinely review the Company's tax returns. These audits can involve complex issues which may require an extended period of time to resolve. The Company makes adequate provisions for best estimates of exposures on previously filed tax returns. Deferred income taxes are recognized for the tax consequence of differences between financial statement carrying amounts and the tax basis of assets and liabilities by applying the currently enacted statutory tax rates in accordance with SFAS No. 109, "Accounting for Income Taxes". The effect of a change in statutory tax rates is recognized as income in the period that includes the enactment date. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized. The Company uses factors to assess the likelihood of realization of deferred tax assets such as the forecast of future taxable income and available tax planning strategies that could be implemented to realize the deferred tax assets.

On January 1, 2007, the Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of the tax position taken or expected to be taken in a tax return. For any amount of benefit to be recognized, it must be determined that it is more-likely-than-not that a tax position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount of benefit to be recognized is based on the Company's assertion of the most likely outcome resulting from an examination, including resolution of any related appeals or litigation processes. At adoption, companies are required to adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained. Details with respect to the impact on the Consolidated financial statements of these uncertain tax positions and the adoption are included in Note 13 — Income Taxes.

Research, Development & Engineering

Research, development and engineering expenditures represent costs to discover and/or apply new knowledge in developing a new product, process, or in bringing about a significant improvement to an existing product or process. Research, development and engineering expenses are recorded as a component of Cost of goods sold. Expenses for research, development and engineering were less than 1% of Cost of goods sold for each of the years 2007, 2006, and 2005.

Retirement Benefits

The Company maintains various defined benefit pension plans for some of its U.S. and foreign employees. Effective December 31, 2006, the Company adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)". SFAS No. 158 required the Company to recognize the funded status of its defined benefit pension and postretirement plans as an asset or liability in the Consolidated Balance Sheet. Gains or losses, prior service costs or credits, and transition assets or obligations that have not yet been included in net periodic benefit cost as of the end of the year of adoption are recognized as components of Accumulated other comprehensive income, net of tax, within Shareholders' equity. The Company's policy is to fund pension costs within the ranges prescribed by applicable regulations. In addition to providing defined benefit pension benefits, the Company provides health care and life insurance benefits for some of its active and retired employees. The Company's policy is to fund these benefits through insurance premiums or as actual expenditures are made. The Company accounts for these benefits in accordance with SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions". See also Note 11 — Retirement Benefits.

Earnings Per Share

Basic earnings per share is calculated as net income divided by the weighted average number of shares of common stock outstanding and earnings per diluted share is calculated as net income divided by the weighted average number of shares outstanding of common stock and common stock equivalents. See also Note 18 — Earnings Per Share.

Stock-Based Employee Compensation

On January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment". The standard requires expensing the value of all share-based payments, including stock options and similar awards, based upon the award's fair value measurement on the grant date. SFAS No. 123(R) revises SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS No. 123(R) is supplemented by SEC SAB No. 107, "Share-Based Payment". SAB No. 107 expresses the SEC staff's views regarding the interaction between SFAS No. 123(R) and certain rules and regulations including the valuation of share-based payment arrangements. The Company adopted the modified prospective transition method as outlined in SFAS No. 123(R) and, therefore, 2005 amounts have not been restated. See also Note 17 — Stock-Based Compensation.

Comprehensive Income

Comprehensive income is a measure of net income and all other changes in Shareholders' equity of the Company that result from recognized transactions and other events of the period other than transactions with shareholders. See also the Consolidated Statement of Changes in Shareholders Equity and Note 19 — Accumulated Other Comprehensive Income (Loss).

Derivatives

To limit financial risk in the management of its assets, liabilities and debt, the Company may use derivative financial instruments such as: foreign currency hedges, commodity hedges, interest rate hedges and interest rate swaps. All derivative financial instruments are matched with an existing Company asset, liability or proposed transaction. Market value gains or losses on the derivative financial instrument are recognized in income when the effects of the related price changes of the underlying asset or liability are recognized in income. Prior to the issuance in 2002 of $200 million, ten year non-callable notes, the Company entered into a forward interest rate lock to hedge its exposure to fluctuations in treasury rates, which resulted in a loss of approximately $1.3 million. This amount was recorded in Accumulated other comprehensive income within Shareholders' equity and is being amortized over the life of the notes.

During 2007 and 2006, the Company entered into a series of forward exchange contracts to purchase U.S. dollars in order to hedge its exposure to fluctuating rates of exchange on anticipated inventory purchases. These contracts, each for $1 million expire over the next 12 months through December 2008 and have been designated as cash flow hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended.

As of December 31, 2007 and 2006, the Company had $0.8 million of unrealized cash flow hedge losses and $0.2 million of unrealized cash flow hedge gains, respectively, on foreign currency hedges and $0.6 million and $0.7 million, respectively, of unamortized losses on a forward interest rate lock arrangement recorded in Accumulated other comprehensive income. Amounts charged to income in 2007 and 2006 were immaterial.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities and expands disclosure with respect to fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued a final Staff Position to allow a one-year deferral of adoption of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. However, companies still need to comply with SFAS No. 157's recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are measured at least annually. The Company does not anticipate that this standard will have any immediate material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115". SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. This statement is applicable to the Company on January 1, 2008. The Company does not plan to elect to report any selected financial assets or liabilities at fair value.

In December 2007, the FASB issued SFAS No. 141(R) "Business Combinations", which replaces SFAS No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008. The Company is currently evaluating the requirements of SFAS No. 141R and the impact that this standard will have on its financial statements.

In December 2007, the FASB issued SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51". SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheet within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of earnings; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement will be applicable to the Company on January 1, 2009. The Company is currently evaluating the impact that this standard will have on its financial statements.

Note 2 — Special Charges

Full year operating results in 2006 and 2005 include pretax special charges related to the lighting business integration and rationalization program. 2005 special charges also include final charges related to capacity reduction actions which resulted in a factory closure. The lighting business integration and rationalization program was substantially completed as of December 31, 2006. Any remaining costs in 2007 have been recorded as S&A expense or Cost of goods sold in the Consolidated Statement of Income. Both programs and all special charges for these years occurred within the Electrical segment.

The following table summarizes activity by year with respect to special charges for 2006 and 2005, (in millions):

	CATEGORY OF COSTS				
Year/Program	Severance and Other Benefit Costs	Facility Exit and Integration	Asset Impairments	Inventory Write-Downs*	Total
2006					
Lighting integration	$2.8	$1.6	$2.9	$0.2	$ 7.5
2005					
Lighting integration	$5.7	$2.7	$1.2	$0.4	$10.0
Other capacity reduction	—	0.6	—	0.3	0.9
	$5.7	$3.3	$1.2	$0.7	$10.9

* Recorded in Cost of goods sold

Lighting Business Integration and Rationalization Program

Charges in connection with the Program were the result of a series of actions related to the consolidation of manufacturing, sales, and administrative functions occurring throughout the commercial and industrial lighting businesses and the relocation of the manufacturing and assembly of commercial lighting fixture products to low cost countries.

In 2006, Special charges totaled $7.5 million including $0.2 million of inventory write-downs reflected in Cost of goods sold. In total, $2.9 million of costs were expensed in connection with actions initiated during the year and

$4.6 million incurred in 2006 related to actions initiated and announced in prior years. In the fourth quarter of 2006, an outdoor, commercial products plant closure was announced and charges were recorded related to asset impairments of $2.4 million and severance and benefits of $0.5 million, including a pension curtailment charge. In total, approximately 100 people were affected by this announcement, all of which left the Company as of the end of the first quarter of 2007. The severance costs were recorded over the service period of the affected employees. The fixed asset write-downs represent (1) a reduction in the carrying value of a building to fair market value and (2), machinery and equipment write-downs to salvage value based upon the age and location of the equipment.

Charges of $10 million recorded in 2005 related to the Program consisted of $5.7 million of severance and other employee benefit costs including a pension curtailment, $1.6 million for the write-down of equipment to fair market value, the write-off of leasehold improvements and inventory write-downs, and $2.7 million of other facility exit costs. A reduction of approximately 490 employees is expected as a result of projects initiated in 2005, of which approximately 250 employees have left the Company as of December 31, 2007 with the remainder expected by the end of 2008. A portion of the severance costs were recorded based upon the affected employees' remaining service period following announcement of the programs. Asset write-downs primarily consisted of the write-down of the assets of the outdoor, commercial facility to fair market value and other equipment write-downs to record the equipment at estimated salvage value. In addition to the above, the Company recorded expenses related to facility exit costs including plant shutdown and facility remediation.

Closure of a Wiring Device Factory

In the second quarter of 2005, the Company closed a wiring device factory in Puerto Rico. The closure of this factory was announced in 2004 and the Company recorded special charges related to the closure at that time. Production activities were either outsourced or transferred to other existing facilities. In 2005, the Company recorded additional pretax special charges of $0.9 million associated with the closure, which consisted of $0.3 million of inventory write-downs and $0.6 million of facility related exit costs. Approximately 200 employees were impacted by this action, all of whom have left the Company as of December 31, 2006.

The following table sets forth the components of special charges recorded and accrued in 2005 and 2006, (in millions):

	Accrued Beginning of Year Balance	Provision	Cash Expenditures	Non-cash Write-downs	Accrued End of Year Balance
Lighting Business Integration Program:					
2005	$1.3	$10.0	$(5.9)	$(1.6)	$3.8*
2006	3.8	7.5	(2.2)	(3.1)	6.0*
Wiring Device Factory Closure:					
2005	$2.0	$ 0.9	$(2.3)	$(0.3)	$0.3
2006	0.3	—	(0.3)	—	—

* Included in the accrued balance at December 31, 2006 and December 31, 2005 is $3.2 million and $3.0 million, respectively, of accrued pension curtailment costs classified in Other Non-Current Liabilities within the Consolidated Balance Sheet at December 31, 2006 and 2005.

As of December 31, 2007, a remaining accrued balance of $5.3 million related to severance cost and the pension curtailment in connection with the closure of one manufacturing facility. The severance is expected to be paid out upon closure of this facility in late 2008. The pension curtailment is included in long-term pension liability and is not expected to be paid out until future years.

Note 3 — Business Acquisitions

In October 2007, the Company purchased all of the outstanding common stock of PCORE for $50.1 million in cash. PCORE has been added to the Power segment and the results of operations after October 1, 2007 are included in the Consolidated Financial Statements. PCORE, located in LeRoy, New York, is a leading manufacturer of high voltage condenser bushings. These products are used in the electric utility infrastructure.

The Company is in the process of finalizing the determination of fair values of the underlying assets and liabilities and, as a result, the allocations of purchase price related to the acquisition discussed above could change. The following table summarizes the preliminary allocation of the purchase price to estimated fair values of the assets acquired and liabilities assumed as of the purchase date for PCORE, (in millions):

Total purchase price including transaction expenses, net of cash acquired	$50.1
Fair value assigned to assets acquired	$15.9
Fair value of liabilities assumed	(3.3)
Amounts assigned to intangible assets	15.5
Amount allocated to goodwill	22.0
Total allocation	$50.1

The fair value assigned to net assets acquired primarily relates to accounts receivable, inventory and fixed assets. Intangible assets identified primarily consist of tradenames and customer lists. The tradenames are being amortized over a period of 30 years and customer lists are being amortized over a period of 20 years. The excess of purchase price over the fair values of assets acquired, liabilities assumed and identifiable intangible assets has been allocated to goodwill. Goodwill is not expected to be deductible for tax purposes.

In March 2007, the Company purchased a small Brazilian manufacturing business for $2.1 million. This acquisition has been added to the Power segment and has been integrated into the Company's Brazilian operations.

In June 2006, the Company purchased all of the outstanding common stock of Strongwell Lenoir City, Inc. (renamed Hubbell Lenoir City, Inc.) for $117.4 million in cash. Hubbell Lenoir City, Inc., added to the Power segment, designs and manufactures precast polymer concrete products used to house underground equipment and also has a line of surface drain products. These products are sold to the electrical utility and telecommunications industries. Hubbell Lenoir City, Inc. complements the existing product lines and shares a similar customer base to the existing businesses within the Power segment.

In November 2006, the Company purchased all of the outstanding common stock of Austdac for $28.8 million, net of $2.3 million of cash acquired. Austdac is based in New South Wales, Australia and manufactures a wide range of products used in harsh and hazardous applications in a variety of industries. Austdac was added to the Industrial Technology segment. In 2007 the Company paid an additional $0.7 million relating to this acquisition.

The accounting for the purchase of these businesses acquired in 2006, including adjustments made in 2007, is complete as of December 31, 2007. The following table summarizes the final fair values of the assets acquired and liabilities assumed as of December 31, 2007, (in millions):

	Lenoir City	Austdac
Total purchase price including transaction expenses, net of cash acquired	$117.4	$28.8
Fair value assigned to assets acquired	$ 34.6	$ 9.0
Fair value of liabilities assumed	(8.3)	(6.5)
Amounts assigned to intangible assets	28.7	11.3
Amount allocated to goodwill	62.4	15.0
Total allocation	$117.4	$28.8

The fair values assigned to net assets acquired primarily relate to inventory and fixed assets. Intangible assets identified primarily consist of tradenames and customer lists. The tradenames are being amortized over a period of 30 years and customer lists are being amortized over a period of 7-10 years. The excess of purchase price over the fair values of assets acquired, liabilities assumed and identifiable intangible assets has been allocated to goodwill. All of the goodwill is expected to be deductible for tax purposes. These acquisitions have been included in the Company's Consolidated Financial Statements from their respective dates of acquisition.

Note 4 — Receivables and Allowances

Receivables consist of the following components at December 31, (in millions):

	2007	2006
Trade accounts receivable	$349.0	$368.2
Non-trade receivables	8.3	10.1
Accounts receivable, gross	357.3	378.3
Allowance for credit memos, returns, and cash discounts	(21.2)	(20.8)
Allowance for doubtful accounts	(3.7)	(3.2)
Total allowances	(24.9)	(24.0)
Accounts receivable, net	$332.4	$354.3

Note 5 — Inventories

Inventories are classified as follows at December 31, (in millions):

	2007	2006
Raw material	$106.6	$106.6
Work-in-process	62.2	63.5
Finished goods	227.7	239.6
	396.5	409.7
Excess of FIFO over LIFO cost basis	(73.6)	(71.5)
Total	$322.9	$338.2

Note 6 — Goodwill and Other Intangible Assets

Changes in the carrying amounts of goodwill for the years ended December 31, 2007 and 2006, by segment, were as follows (in millions):

	Electrical	Power	Industrial Technology	Total
Balance December 31, 2005	$175.9	$122.1	$53.5	$351.5
Acquisitions	—	61.8	16.4	78.2
Translation adjustments	5.5	1.0	0.5	7.0
Balance December 31, 2006	$181.4	$184.9	$70.4	$436.7
Acquisitions	—	23.2	0.7	23.9
Translation adjustments	2.1	2.1	1.8	6.0
Balance December 31, 2007	$183.5	$210.2	$72.9	$466.6

In 2007 and 2006 the Company recorded additions to goodwill in connection with the purchase accounting for acquisitions. Included in 2007 acquisitions in the Power segment is $22.4 million of goodwill from the acquisitions of PCORE and a product line from a small Brazilian manufacturing business and $0.8 million related to a final adjustment of acquisition costs related to the 2006 Hubbell Lenoir City, Inc. acquisition. Included in 2007 acquisitions in the Industrial Technology segment is a $0.7 million adjustment to goodwill relating to the 2006 acquisition of Austdac. In 2006, acquisitions consisted of the purchase of two separate businesses of which one was in the Power segment and the other was in the Industrial Technology segment. See also Note 3 — Business Acquisitions.

Identifiable intangible assets are recorded in Intangible assets and other in the Consolidated Balance Sheet. Identifiable intangible assets are comprised of the following (in millions):

	December 31, 2007		December 31, 2006	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Definite-lived:				
Patents and trademarks	$ 44.3	$ (4.6)	$36.8	$(1.7)
Other	39.0	(8.6)	23.9	(6.1)
Total	83.3	(13.2)	60.7	(7.8)
Indefinite-lived:				
Trademarks and other	20.6	—	21.4	—
Totals	$103.9	$(13.2)	$82.1	$(7.8)

Other definite-lived intangibles consist primarily of customer relationships and technology.

Amortization expense was $5.5 million, $3.5 million and $1.7 million in 2007, 2006 and 2005, respectively. Amortization expense is expected to be $5.2 million in 2008, $5.0 million in 2009, $4.8 in 2010 and 2011, and $4.6 million in 2012.

Note 7 — Investments

At December 31, 2007, available-for-sale investments consisted of $33.0 million of municipal bonds and $5.9 million of variable rate demand notes. At December 31, 2006, available-for-sale investments consisted of $35.9 million of variable rate demand notes. These investments are stated at fair market value based on current quotes. Variable rate demand notes are reset to current interest rates weekly. At December 31, 2007 and 2006, held-to-maturity investments consisted of Missouri state bonds. These held-to-maturity investments have been stated at amortized cost. There were no securities during 2007 and 2006 that were classified as trading investments.

The following table sets forth selected data with respect to the Company's investments at December 31, (in millions):

	2007					2006				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
Available-For-Sale Investments	$38.5	$0.5	$(0.1)	$38.9	$38.9	$35.9	$—	$—	$35.9	$35.9
Held-To-Maturity Investments	0.3	—	—	0.3	0.3	0.3	—	—	0.3	0.3
Total Investments	$38.8	$0.5	$(0.1)	$39.2	$39.2	$36.2	$—	$—	$36.2	$36.2

Contractual maturities of available-for-sale and held-to-maturity investments at December 31, 2007 were as follows (in millions):

	Amortized Cost	Fair Value
Available-For-Sale Investments		
After 1 year but within 5 years	$29.2	$29.5
Due after 10 years	9.3	9.4
Total	$38.5	$38.9
Held-To-Maturity Investments		
Due within 1 year	$ 0.1	$ 0.1
After 1 year but within 5 years	0.2	0.2
Total	$ 0.3	$ 0.3

In 2007 and 2006, the Company recorded credits of $0.2 million and $0.3 million, respectively, to net unrealized gains on available-for-sale securities which have been included in Accumulated other comprehensive income(loss), net of tax. The cost basis used in computing the gain or loss on these securities was through specific identification. Realized gains and losses were immaterial in 2007, 2006 and 2005.

Note 8 — Property, Plant, and Equipment

Property, plant, and equipment, carried at cost, is summarized as follows at December 31, (in millions):

	2007	2006
Land	$ 33.2	$ 30.9
Buildings and improvements	200.1	166.9
Machinery, tools and equipment	579.2	526.2
Construction-in-progress	18.7	65.7
Gross property, plant, and equipment	831.2	789.7
Less accumulated depreciation	(504.1)	(471.2)
Net property, plant, and equipment	$ 327.1	$ 318.5

Depreciable lives on buildings range between 20-40 years. Depreciable lives on machinery, tools, and equipment range between 3-20 years. The Company recorded depreciation expense of $43.1 million, $42.3 million and $42.7 million for 2007, 2006 and 2005, respectively.

Note 9 — Other Accrued Liabilities

Other Accrued Liabilities consists of the following at December 31, (in millions):

	2007	2006
Accrued income taxes	$ 1.8	$18.5
Customer program incentives	25.2	28.1
Deferred revenue	23.3	4.9
Other	54.0	37.5
Total	$104.3	$89.0

Note 10 — Other Non-Current Liabilities

Other Non-Current Liabilities consists of the following at December 31, (in millions):

	2007	2006
Pensions	$ 47.5	$ 79.2
Other postretirement benefits	30.1	33.6
Deferred tax liabilities	51.9	22.0
Other	32.4	19.6
Total	$161.9	$154.4

Note 11 — Retirement Benefits

The Company has funded and unfunded non-contributory U.S. and foreign defined benefit pension plans. Benefits under these plans are generally provided based on either years of service and final average pay or a specified dollar amount per year of service. The Company also maintains five defined contribution pension plans.

Effective January 1, 2004, the defined benefit pension plan for U.S. salaried and non-collectively bargained hourly employees was closed to employees hired on or after January 1, 2004. Effective January 1, 2006, the defined benefit pension plan for the Hubbell Canada salaried employees was closed to existing employees who did not meet certain age and service requirements as well as all new employees hired on or after January 1, 2006. Effective January 1, 2007 the defined benefit pension plan for Hubbell's U.K. operations was closed to all new employees hired on or after January 1, 2007. These U.S., Canadian and U.K. employees are eligible instead for defined contribution plans. Effective December 31, 2007, the Company closed its Retirement Plan for Directors to active and future directors and transferred the present value liability to the Deferred Compensation Plan for directors.

The Company also has a number of health care and life insurance benefit plans covering eligible employees who reached retirement age while working for the Company. These benefits were discontinued in 1991 for substantially all future retirees, with the exception of Anderson Electrical Products which discontinued its plan for future retirees in 2004. A.B. Chance Company and PCORE maintain limited retiree medical plans for their union employees. The Company anticipates future cost-sharing changes for its active and discontinued plans that are consistent with past practices.

None of the acquisitions made in 2006 impacted the defined benefit pension or other benefit assets or liabilities. In connection with the acquisition of PCORE in October 2007, the Company acquired its pension plans and other post employment plans.

The Company uses a December 31 measurement date for all of its plans. No amendments made in 2007 or 2006 to the defined benefit pension plans had a significant impact on the total pension benefit obligation.

The following table sets forth the reconciliation of beginning and ending balances of the benefit obligations and the plan assets for the Company's defined benefit pension and other benefit plans at December 31, (in millions):

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Change in benefit obligation				
Benefit obligation at beginning of year	$591.4	$580.4	$ 33.6	$ 41.3
Service cost	16.9	17.9	0.5	0.3
Interest cost	32.7	30.9	1.7	2.1
Plan participants' contributions	0.9	0.6	—	—
Amendments	—	—	—	(0.2)
Curtailment and settlement loss	—	0.7	—	—
Special termination benefits	—	—	1.4	0.4
Actuarial loss (gain)	(38.4)	(11.2)	(4.6)	(7.5)
Acquisitions/Divestitures	(1.5)	—	0.3	—
Currency impact	2.6	—	—	—
Other	—	—	(0.2)	—
Benefits paid	(27.4)	(27.9)	(2.6)	(2.8)
Benefit obligation at end of year	$577.2	$591.4	$ 30.1	$ 33.6
Change in plan assets				
Fair value of plan assets at beginning of year	$531.6	$481.9	$ —	$ —
Actual return on plan assets	69.9	66.2	—	—
Acquisitions/Divestitures	0.4	—	—	—
Employer contributions	31.5	10.8	—	—
Plan participants' contributions	0.9	0.6	—	—
Currency impact	2.2	—	—	—
Benefits paid	(27.4)	(27.9)	—	—
Fair value of plan assets at end of year	$609.1	$531.6	$ —	$ —
Funded status	$ 31.9	$ (59.8)	$(30.1)	$(33.6)
Amounts recognized in the consolidated balance sheet consist of:				
Prepaid pensions (included in Intangible assets and other)	$ 82.6	$ 22.5	$ —	$ —
Accrued benefit liability (short-term and long-term)	(50.7)	(82.3)	(30.1)	(33.6)
Net amount recognized	$ 31.9	$ (59.8)	$(30.1)	$(33.6)
Amounts recognized in Accumulated other comprehensive (income) loss consist of:				
Net actuarial loss (gain)	$ (9.9)	$ 57.0	$ (1.1)	$ 3.6
Prior service cost (credit)	2.2	1.5	(2.2)	(2.4)
Net amount recognized	$ (7.7)	$ 58.5	$ (3.3)	$ 1.2

The accumulated benefit obligation for all defined benefit pension plans was $516.2 million and $523.3 million at December 31, 2007 and 2006, respectively. Information with respect to plans with accumulated benefit obligations in excess of plan assets is as follows, (in millions):

	2007	2006
Projected benefit obligation	$49.5	$64.4
Accumulated benefit obligation	$45.1	$54.2
Fair value of plan assets	$ 0.4	$ 8.0

The following table sets forth the components of pension and other benefits cost for the years ended December 31, (in millions):

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
Components of net periodic benefit cost						
Service cost	$ 16.9	$ 17.9	$ 16.1	$ 0.5	$0.3	$0.8
Interest cost	32.7	30.9	29.1	1.7	2.1	2.1
Expected return on plan assets	(42.6)	(37.5)	(33.9)	—	—	—
Amortization of prior service cost	(0.3)	(0.4)	0.4	(0.2)	—	—
Amortization of actuarial losses	1.9	3.8	2.3	0.1	0.3	0.3
Special termination benefits	—	—	—	—	0.4	—
Curtailment and settlement losses	(0.1)	0.7	3.1	1.4	—	—
Net periodic benefit cost	$ 8.5	$ 15.4	$ 17.1	$ 3.5	$3.1	$3.2
Changes recognized in AOCI, before tax, (in millions):						
Current year net actuarial loss/(gain)	$(66.0)			$(4.8)		
Current year prior service cost	—			—		
Amortization of prior service cost	0.3			0.2		
Amortization of net actuarial (loss)/gain	(1.9)			(0.1)		
Other adjustments	0.1			—		
Total recognized in accumulated other comprehensive income	(67.5)			(4.7)		
Total recognized in net periodic pension cost and accumulated other comprehensive income	**$(59.0)**			**$(1.2)**		
Amortization expected to be recognized through income during 2008						
Amortization of prior service cost/(credit)	$ 0.3			$(0.2)		
Amortization of net loss/(gains)	1.3			—		
Total expected to be recognized through income during next fiscal year	$ 1.6			$(0.2)		

In addition to the above, certain of the Company's union employees participate in multi-employer defined benefit plans. The total Company cost of these plans was $0.7 million in both 2007 and 2006 and $0.5 million in 2005.

The Company also maintains five defined contribution pension plans (excluding an employer match for the 401(k) plan). The total cost of these plans was $5.8 million in 2007, $5.6 million in 2006 and $3.6 million in 2005. This cost is not included in the above net periodic benefit cost for the defined benefit pension plans.

Assumptions

The following assumptions were used to determine the projected benefit obligations at the measurement date and the net periodic benefit cost for the year:

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
Weighted-average assumptions used to determine benefit obligations at December 31						
Discount rate	6.41%	5.66%	5.45%	6.50%	5.75%	5.50%
Rate of compensation increase	4.58%	4.33%	4.25%	N/A	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31						
Discount rate	5.66%	5.45%	5.75%	5.75%	5.50%	5.75%
Expected return on plan assets	8.00%	8.00%	8.00%	N/A	N/A	N/A
Rate of compensation increase	4.58%	4.33%	4.25%	N/A	N/A	N/A

At the beginning of each calendar year, the Company determines the appropriate expected return on assets for each plan based upon its strategic asset allocation (see discussion below). In making this determination, the Company utilizes expected returns for each asset class based upon current market conditions and expected risk premiums for each asset class.

The assumed health care cost trend rates used to determine the projected postretirement benefit obligation are as follows:

	Other Benefits		
	2007	2006	2005
Assumed health care cost trend rates at December 31			
Health care cost trend assumed for next year	9.0%	9.0%	9.0%
Rate to which the cost trend is assumed to decline	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2015	2015	2015

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement benefit plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost	$0.1	$(0.1)
Effect on postretirement benefit obligation	$1.6	$(1.4)

Plan Assets

The Company's combined targeted and actual domestic and foreign pension plans weighted average asset allocation at December 31, 2007 and 2006, and 2008 target allocation by asset category are as follows:

	Target Allocation	Percentage of Plan Assets	
	2008	2007	2006
Asset Category			
Equity Securities	53%	59%	71%
Debt Securities & Cash	25%	26%	20%
Alternative investments	20%	12%	8%
Other	2%	3%	1%
Total	100%	100%	100%

The Company has a written investment policy and asset allocation guidelines for its domestic and foreign pension plans. In establishing these policies, the Company has considered that its various pension plans are a major retirement vehicle for most plan participants and has acted to discharge its fiduciary responsibilities with regard to the plans solely in the interest of such participants and their beneficiaries. The goal underlying the establishment of the investment policies is to provide that pension assets shall be invested in a prudent manner and so that, together with the expected contributions to the plans, the funds will be sufficient to meet the obligations of the plans as they become due. To achieve this result, the Company conducts a periodic strategic asset allocation study to form a basis for the allocation of pension assets between various asset categories. Specific policy benchmark percentages are assigned to each asset category with minimum and maximum ranges established for each. The assets are then tactically managed within these ranges. At no time may derivatives be utilized to leverage the asset portfolio.

Equity securities include Company common stock in the amounts of $18.5 million (3.4% of total domestic plan assets) and $15.5 million (3% of total domestic plan assets) at December 31, 2007 and 2006, respectively.

The Company's other postretirement benefits are unfunded. Therefore, no asset information is reported.

Cash Flows

Contributions

The Company does not expect to make a contribution to its qualified domestic defined benefit pension plans in 2008. The Company expects to contribute approximately $7 million to its foreign plans in 2008.

Estimated Future Benefit Payments

The following domestic and foreign benefit payments, which reflect future service, as appropriate, are expected to be paid, (in millions):

		Other Benefits		
	Pension Benefits	Gross	Medicare Part D Subsidy	Net
2008	$ 26.5	$ 2.6	$0.2	$ 2.4
2009	$ 28.1	$ 2.6	$0.2	$ 2.4
2010	$ 29.4	$ 2.6	$0.2	$ 2.4
2011	$ 31.4	$ 2.6	$0.2	$ 2.4
2012	$ 33.0	$ 2.6	$0.2	$ 2.4
2013-2017	$194.9	$11.9	$1.0	$10.9

Note 12 — Debt

The following table sets forth the components of the Company's debt structure at December 31, (in millions):

	2007			2006		
	Short-Term Debt	Senior Notes (Long-Term)	Total	Short-Term Debt	Senior Notes (Long-Term)	Total
Balance at year end	$36.7	$199.4	$236.1	$20.9	$199.3	$220.2
Highest aggregate month-end balance			$314.0			$259.3
Average borrowings	$64.2	$199.4	$263.6	$24.5	$199.3	$223.8
Weighted average interest rate:						
At year end	5.30%	6.38%	6.21%	5.53%	6.38%	6.29%
Paid during the year	5.25%	6.38%	6.10%	5.76%	6.38%	6.31%

At December 31, 2007 and 2006, the Company had $36.7 million and $20.9 million, respectively, of debt reflected as Short-term debt in the Consolidated Balance Sheet. The 2007 short-term debt consisted of $36.7 million of commercial paper. The 2006 short-term debt consisted of a $5.1 million money market loan and $15.8 million of commercial paper. At December 31, 2007 and 2006, the Company had $199.4 million and $199.3 million, respectively, of senior notes reflected as Long-Term Debt in the Consolidated Balance Sheet. Interest and fees paid related to total indebtedness totaled $17.1 million for 2007, $14.8 million in 2006 and $18.6 million in 2005.

In May 2002, the Company issued ten year, non- callable notes due in 2012 at face value of $200 million and a fixed interest rate of 6.375%. These notes are fixed rate indebtedness, are not callable and are only subject to accelerated payment prior to maturity if the Company fails to meet certain non-financial covenants, all of which were met at December 31, 2007 and 2006. The most restrictive of these covenants limits our ability to enter into mortgages and sale-leasebacks of property having a net book value in excess of $5 million without the approval of the Note holders.

In October 2007, the Company entered into a revised five year, $250 million revolving credit facility to replace the previous $200 million facility which was scheduled to expire in October 2009. There have been no material changes from the previous facility other than the amount. The interest rate applicable to borrowings under the new credit agreement is either the prime rate or a surcharge over LIBOR. The expiration date of the new credit agreement is October 31, 2012. The covenants of the new facility require that shareholders' equity be greater than $675 million and that total debt not exceed 55% of total capitalization (defined as total debt plus total shareholders' equity). The Company is in compliance with all debt covenants at December 31, 2007 and 2006. Annual commitment fee requirements to support availability of the credit facility were not material. At December 31, 2007, the Company had approximately $19.5 million of letters of credit outstanding.

The Company also has a five million pounds sterling revolving credit agreement with Barclay's Bank in the UK that will expire in July 2008. The interest rate applicable to borrowings under the credit agreement is a surcharge over LIBOR. There are no annual commitment fees associated with this credit agreement.

At December 31, 2007 and through the filing date of this Form 10-K, the Company had unused bank credit commitments of $250 million and five million pounds sterling.

Note 13 — Income Taxes

The following table sets forth selected data with respect to the Company's income tax provisions for the years ended December 31, (in millions):

	2007	2006	2005
Income before income taxes:			
United States	$191.9	$151.1	$178.8
International	92.3	70.4	36.9
Total	$284.2	$221.5	$215.7
Provision for income taxes — current:			
Federal	$ 60.6	$ 41.8	$ 29.5
State	7.7	5.0	5.1
International	11.3	5.2	9.6
Total provision-current	79.6	52.0	44.2
Provision for income taxes — deferred:			
Federal	$ (8.4)	$ 7.8	$ 8.7
State	(0.7)	0.8	0.5
International	5.4	2.8	(2.8)
Total provision — deferred	(3.7)	11.4	6.4
Total provision for income taxes	$ 75.9	$ 63.4	$ 50.6

Beginning in 2006, the Company's Puerto Rico operations are classified as International for tax purposes as these operations began conducting business as foreign corporations.

Deferred tax assets and liabilities result from differences in the basis of assets and liabilities for tax and financial statement purposes. The components of the deferred tax assets/(liabilities) at December 31, were as follows (in millions):

	2007	2006
Deferred tax assets:		
Inventory	$ 8.8	$ 3.1
Income tax credits	4.8	2.3
Accrued liabilities	15.9	14.6
Pension	—	15.3
Postretirement and post employment benefits	10.0	12.8
Stock-based compensation	6.7	3.9
Foreign operating loss carryforward	0.8	2.3
Miscellaneous other	13.5	11.2
Total deferred tax asset	$ 60.5	$ 65.5
Deferred tax liabilities:		
Acquisition basis difference	30.1	22.0
Property, plant, and equipment	32.2	34.7
Pension	13.0	—
Total deferred tax liabilities	$ 75.3	$ 56.7
Total net deferred tax asset/(liability)	$(14.8)	$ 8.8
Deferred taxes are reflected in the Consolidated Balance Sheet as follows (in millions):		
Current tax assets (included in Deferred taxes and other)	$ 34.8	$ 22.6
Non-current tax assets (included in Intangible assets and other)	2.3	8.2
Non-current tax liabilities (included in Other Non-current liabilities)	(51.9)	(22.0)
Total net deferred tax asset/(liability)	$(14.8)	$ 8.8

At December 31, 2007, income and withholding taxes have not been provided on approximately $164.5 million of undistributed international earnings that are permanently reinvested in international operations. If such earnings were not indefinitely reinvested, a tax liability of approximately $28 million would be recognized.

Cash payments of income taxes were $79.7 million in 2007, $51.4 million in 2006 and $41.7 million in 2005.

The Company files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. During 2007, the IRS completed an examination of the Company's U.S. income tax returns for the years ended December 31, 2004 and 2005 ("04/05 Exam"). The Company has accepted all of the IRS proposed adjustments from the 04/05 Exam, none of which were significant. It is anticipated that the IRS will commence an examination of the Company's 2006 and 2007 U.S. income tax returns during 2008. With few exceptions, the Company is no longer subject to state, local, or non-U.S. income tax examinations by tax authorities for years prior to 2001.

The following tax years, by major jurisdiction, are still subject to examination by taxing authorities:

Jurisdiction	Open Years
United States	2006-2007
Canada	2004-2007
United Kingdom	2006-2007

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $4.7 million decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance as of January 1, 2007	$ 24.2
Additions based on tax positions relating to the current year	2.8
Reductions based on expiration of statute of limitations	(1.3)
Reductions to tax positions relating to previous years	(13.8)
Settlements	(3.2)
Balance as of December 31, 2007	$ 8.7

Included in the balance at December 31, 2007 are $5.7 million of tax positions which, if in the future are determined to be recognizable, would affect the annual effective income tax rate. Also, included in the balance at December 31, 2007 is $0.8 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company's policy is to record interest and penalties associated with the underpayment of income taxes within Provision for income taxes in the Condensed Consolidated Statement of Income. During the year ended December 31, 2007, the Company recorded interest expense of $0.4 million related to the 04/05 Exam. During the years ended December 31, 2006 and 2005, the Company did not incur any material expenses for interest and penalties. The Company has $1.0 million accrued for the payment of interest and penalties as of December 31, 2007.

The consolidated effective income tax rate varied from the United States federal statutory income tax rate for the years ended December 31, as follows:

	2007	2006	2005
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.8	1.7	1.7
Foreign income taxes	(5.4)	(5.5)	(1.6)
Non-taxable income from Puerto Rico operations	—	—	(4.4)
IRS audit settlement	(1.9)	—	(5.1)
Other, net	(2.8)	(2.6)	(2.1)
Consolidated effective income tax rate	26.7%	28.6%	23.5%

The 2007 consolidated effective income tax rate reflects the impact of tax benefits of $5.3 million recorded in connection with the completion of an IRS examination of the Company's 2004 and 2005 tax returns. The 2005 consolidated effective income tax rate reflected the impact of tax benefits of $10.8 million recorded in connection with the completion of an IRS examination of the Company's 2002 and 2003 tax returns.

Note 14 — Financial Instruments

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist of trade receivables, cash and cash equivalents and short-term investments. The Company grants credit terms in the normal course of business to its customers. Due to the diversity of its product lines, the Company has an extensive customer base including electrical distributors and wholesalers, electric utilities, equipment manufacturers, electrical contractors, telephone operating companies and retail and hardware outlets. No single customer accounted for more than 10% of total sales in any year during the three years ended December 31, 2007. However, the Company's top 10 customers accounted for approximately 30% of the accounts receivable balance at December 31, 2007. As part of its ongoing procedures, the Company monitors the credit worthiness of its customers. Bad debt write-offs have historically been minimal. The Company places its cash and cash equivalents with financial institutions and limits the amount of exposure to any one institution.

Fair Value: The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, short-term and long-term investments, receivables, bank borrowings, accounts payable and accruals approximate their fair values given the immediate or short-term nature of these items. See also Note 7 — Investments.

The fair value of the senior notes classified as long-term debt was determined by reference to quoted market prices of securities with similar characteristics and approximated $213.8 million and $209.7 million at December 31, 2007 and 2006, respectively.

Note 15 — Commitments and Contingencies

Environmental and Legal

The Company is subject to environmental laws and regulations which may require that it investigate and remediate the effects of potential contamination associated with past and present operations. The Company is also subject to various legal proceedings and claims, including those relating to workers' compensation, product liability and environmental matters, including, for each, past production of product containing toxic substances, which have arisen in the normal course of its operations or have been acquired through business combinations. Estimates of future liability with respect to such matters are based on an evaluation of currently available facts. Liabilities are recorded when it is probable that costs will be incurred and can be reasonably estimated. Given the nature of matters involved, it is possible that liabilities will be incurred in excess of amounts currently recorded. However, based upon available information, including the Company's past experience, and reserves, management believes that the ultimate liability with respect to these matters will not have a material affect on the consolidated financial position, results of operations or cash flows of the Company.

In the fourth quarter of 2005, the Company adopted the provisions of FIN 47, "Accounting for Conditional Asset Retirement Obligations". FIN 47 clarifies the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations" to refer to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The impact of the Company's adoption of FIN 47 was not material. The liability recorded was charged directly to income and was not reflected as a cumulative effect adjustment due to the immaterial amount. In addition to the amount recorded, the Company identified other legal obligations related to environmental clean up for which a settlement date could not be determined. Management does not believe these items were material to the Company's results of operations, financial position or cash flows as of December 31, 2007, 2006 and 2005. The Company continues to monitor and revalue its liability as necessary and, as of December 31, 2007 the liability continues to be immaterial.

Leases

Total rental expense under operating leases was $17.3 million in 2007, $17.7 million in 2006 and $16.6 million in 2005. The minimum annual rentals on non-cancelable, long-term, operating leases in effect at December 31, 2007 are expected to approximate $12.6 million in 2008, $10.4 million in 2009, $7.8 million in 2010, $4.2 million in 2011, $2.8 million in 2012 and $20.1 million thereafter. The Company accounts for its leases in accordance with SFAS No. 13, "Accounting for Leases". The Company's leases consist of operating leases primarily for buildings or equipment. The terms for building leases typically range from 5-25 years with 5-10 year renewal periods.

Note 16 — Capital Stock

Activity in the Company's common shares outstanding is set forth below for the three years ended December 31, 2007, (in thousands):

	Common Stock	
	Class A	Class B
Outstanding at December 31, 2004	9,351	51,864
Exercise of stock options	—	1,306
Shares issued under compensation arrangements	—	8
Non-vested shares issued under compensation arrangements	—	130
Acquisition/surrender of shares	(223)	(1,345)
Outstanding at December 31, 2005	9,128	51,963
Exercise of stock options	—	1,223
Shares issued under compensation arrangements	—	2
Non-vested shares issued under compensation arrangements	—	94
Acquisition/surrender of shares	(951)	(1,281)
Outstanding at December 31, 2006	8,177	52,001
Exercise of stock options/SARs	—	1,356
Shares issued under compensation arrangements	—	2
Non-vested shares issued under compensation arrangements	—	108
Acquisition/surrender of shares	(799)	(2,917)
Outstanding at December 31, 2007	7,378	50,550

Repurchased shares are retired when acquired and the purchase price is charged against par value and additional paid-in capital. Shares may be repurchased through the Company's stock repurchase program, acquired by the Company from employees under the Hubbell Incorporated Stock Option Plan for Key Employees ("Option Plan") or surrendered to the Company by employees in settlement of their tax liability on vesting of restricted shares under the Hubbell Incorporated 2005 Incentive Award Plan, ("the Award Plan"). Voting rights per share: Class A Common — twenty; Class B Common — one. In addition, the Company has 5.9 million authorized shares of preferred stock; no preferred shares are outstanding.

The Company has a Stockholder Rights Agreement ("Rights Agreement") under which holders of Class A Common Stock have Class A Rights and holders of Class B Common Stock have Class B Rights (collectively, "Rights"). These Rights become exercisable after a specified period of time only if a person or group of affiliated persons acquires beneficial ownership of 20 percent or more of the outstanding Class A Common Stock of the Company or announces or commences a tender or exchange offer that would result in the offeror acquiring beneficial ownership of 20 percent or more of the outstanding Class A Common Stock of the Company. Each

Class A Right entitles the holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Series A Preferred Stock"), without par value, at a price of $175.00 per one one-thousandth of a share. Similarly, each Class B Right entitles the holder to purchase one one-thousandth of a share of Series B Junior Participating Preferred Stock ("Series B Preferred Stock"), without par value, at a price of $175.00 per one one-thousandth of a share. The Rights may be redeemed by the Company for one cent per Right prior to the day a person or group of affiliated persons acquires 20 percent or more of the outstanding Class A Common Stock of the Company. The Rights expire on December 31, 2008, unless earlier redeemed by the Company.

Shares of Series A Preferred Stock or Series B Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock or Series B Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $10.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock or Series B Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1,000 times the payment made per share of Class A Common Stock or Class B Common Stock, respectively. Each share of Series A Preferred Stock will have 20,000 votes and each share of Series B Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation, transfer of assets or earning power or other transaction in which shares of Common Stock are converted or exchanged, each share of Series A Preferred Stock or Series B Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Upon the occurrence of certain events or transactions specified in the Rights Agreement, each holder of a Right will have the right to receive, upon exercise, that number of shares of the Company's common stock or the acquiring company's shares having a market value equal to twice the exercise price.

Shares of the Company's common stock were reserved at December 31, 2007 as follows (in thousands):

	Common Stock		Preferred
	Class A	Class B	Stock
Exercise of outstanding stock options	—	3,180	—
Future grant of stock-based compensation	—	5,321	—
Exercise of stock purchase rights	—	—	58
Shares reserved under other equity compensation plans	2	297	—
Total	2	8,798	58

Excluded from the Class B amounts above are 0.9 million SARs which have exercise prices above the market price of the Company's Class B Common Stock as of December 31, 2007, and therefore, could not be converted to shares.

Note 17 — Stock-Based Compensation

As of December 31, 2007, the Company had various stock-based awards outstanding which were issued to executives and other key employees. These awards have been accounted for using SFAS No. 123 (R) which was adopted on January 1, 2006. The Company recognizes the cost of these awards on a straight line attribution basis over their respective vesting periods, net of estimated forfeitures. The Company adopted the modified prospective transition method as outlined in SFAS 123 (R) and, therefore, prior year amounts have not been restated.

SFAS No. 123(R) requires that share-based compensation expense be recognized over the period from the grant date to the date on which the award is no longer contingent on the employee providing additional service (the "substantive vesting period"). In periods prior to the adoption of SFAS No. 123(R), share-based compensation expense was recorded for retirement-eligible employees over the awards' stated vesting period. With the adoption of

SFAS No. 123(R), the Company continues to follow the stated vesting period for the unvested portions of awards granted prior to adoption of SFAS No. 123(R) and follows the substantive vesting period for awards granted after the adoption of SFAS No. 123(R).

In 2005, the Company adopted a new long-term incentive program for awarding stock-based compensation using a combination of restricted stock, stock appreciation rights ("SARs"), and performance shares on the Company's Class B Common Stock pursuant to the Award Plan. Under the Company's Award Plan, the Company may authorize up to 5.9 million shares of Class B Common Stock in settlement of restricted stock, performance shares, SARs or any post-2004 grants of stock options. The Company issues new shares for settlement of any stock-based awards. In 2007, the Company issued stock-based awards using a combination of restricted stock, SARs and performance shares.

In 2007 and 2006, the Company recorded $12.7 million and $11.9 million of stock-based compensation costs, respectively. Of the total 2007 expense, $11.9 million was recorded to S&A expense and $0.8 million was recorded to Cost of goods sold. In 2006, $11.3 million was recorded to S&A expense and $0.5 million was recorded to Cost of goods sold. Stock-based compensation costs capitalized to inventory were $0.1 million in both 2007 and 2006. In 2005, the Company recorded total stock-based compensation of $0.7 million which was all recorded to S&A expense. The Company recorded income tax benefits of approximately $4.8 million, $4.5 million, and $0.3 million in 2007, 2006, and 2005 respectively, related to stock-based compensation. At December 31, 2007, these benefits are recorded as either a deferred tax asset in Deferred taxes and other or in Other accrued liabilities in the Consolidated Balance Sheet. As of December 31, 2007, there was $22.1 million, pretax, of total unrecognized compensation cost related to non-vested share-based compensation arrangements. This cost is expected to be recognized through 2010.

Each of the compensation arrangements is discussed below.

Restricted Stock

The restricted stock granted to date is not transferable and is subject to forfeiture in the event of the recipient's termination of employment prior to vesting. The restricted stock will generally vest in one-third increments annually for three years on each anniversary of the date of grant or completely upon a change in control, termination of employment by reason of death or disability. Recipients are entitled to receive dividends and voting rights on their non-vested restricted stock. The fair values are measured using the average between the high and low trading prices of the Company's Class B Common Stock on the most recent trading day immediately preceding the grant date, ("measurement date").

Stock Issued to Non-employee Directors

In 2005, the compensation program for non-employee directors was changed to include an annual grant of 350 shares of Class B Common Stock of the Company. In 2005, shares received were not subject to any restrictions on transfer and were fully vested at grant date. In 2006 and 2007, each non-employee director received a grant of 350 shares of Class B Common Stock on the date of the annual meeting of shareholders which vested or will vest at the following year's annual meeting of shareholders. These shares will be subject to forfeiture if the director's service terminates prior to the date of the next regularly scheduled annual meeting of shareholders to be held in the following calendar year. In 2007, the Company issued a total of 3,150 shares to non-employee members of its Board of Directors.

Activity related to restricted stock for the year ended December 31, 2007 is as follows (in thousands, except per share amounts):

	Shares	Weighted Average Value/share
Non-vested restricted stock at December 31, 2006	177	51.05
Shares granted	108	54.52
Shares vested	(72)	50.69
Shares forfeited	(7)	51.10
Non-vested restricted stock at December 31, 2007	206	52.99

The weighted average fair value per share of restricted stock granted during the years 2007, 2006 and 2005 was $54.52, $52.82 and $49.08, respectively.

Stock Appreciation Rights

The SARs granted to date entitle the recipient to the difference between the fair market value of the Company's Class B Common Stock on the date of exercise and the grant price as determined using the average between the high and the low trading prices of the Company's Class B Common Stock on the measurement date. This amount is payable in shares of the Company's Class B Common Stock. One-third of the SARs vest and become exercisable each year for three years on the anniversary of the grant date and expire ten years after the grant date.

Activity related to SARs for the year ended December 31, 2007 is as follows (in thousands, except exercise amounts):

	Number of Rights	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Non-vested SARs at December 31, 2006	814	$51.63		
SARs granted	440	54.56		
SARs vested	(315)	51.34		
SARs forfeited	(23)	50.98		
Non-vested SARs at December 31, 2007	916	$53.16	9.2 years	$0.3
Exercisable SARs at December 31, 2007	471	$50.82	8.2 years	$0.6

During 2007, approximately 5,000 SARs were exercised. The intrinsic value of the SARs exercised in 2007 was not material. There were no SARs exercised in 2006 and 2005.

The fair value of the SARs was measured using the Black-Scholes option pricing model. The following table summarizes the related assumptions used to determine the fair value of the SARs granted during the periods ended December 31, 2007, 2006 and 2005. Expected volatilities are based on historical volatilities of the Company's stock and other factors. The Company uses historical data as well as other factors to estimate exercise behavior and employee termination. The expected term of SARs granted is based upon historical trends of stock option behavior as well as future projections. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of award.

	Dividend Yield	Expected Volatility	Risk Free Interest Rate	Expected Term	Weighted Avg. Grant Date Fair Value of 1 SAR
2007	2.6%	23.5%	3.5%	6 Years	$11.40
2006	2.9%	23.5%	4.3%	6 Years	$11.47
2005	2.7%	23.5%	4.3%	6 Years	$11.10

Performance Shares

In 2005, the Company granted 35,178 performance shares. These performance shares vest and become deliverable upon satisfaction of performance criteria established by the Company's Compensation Committee. The criteria are based upon the Company's average growth in earnings per share compared to a peer group of electrical and electronic equipment companies over a three year period. Performance at target will result in vesting and issuance of the performance shares. Performance above or below target can result in payment in the range of 0%-250% of the number of shares granted. The fair value of the performance shares is $46.23, which was measured using the average between the high and low trading prices of the Company's Class B Common Stock on the measurement date, discounted for the non-payment of dividends during the requisite period. In 2007 and 2006, no stock-based compensation was recorded related to this award due to the fact that the performance criteria was deemed not probable of being met at the end of the vesting period. There were no performance shares granted in 2006.

In February and December 2007, the Company granted 34,783 and 30,292 performance shares, respectively, which vest at the end of a three year period. Each performance share represents the right to receive a share of the Company's Class B Common Stock subject to the achievement of certain performance conditions. These performance conditions include both performance-based and market-based criteria established by the Company's Compensation Committee. Performance at target will result in vesting and issuance of the number of performance shares granted, equal to 100% payout. Performance below or above target can result in payment in the range of 0%-200% of the number of shares granted. Performance shares vest and become payable upon satisfactory completion of the performance conditions determined by the Company's Compensation Committee at the end of the performance period. No shares have vested or been forfeited during 2007, 2006 or 2005. In 2007, stock-based compensation of $0.9 million was recorded related to performance shares. As of December 31, 2007, a total of 100,253 performance shares were outstanding.

The fair value of the performance shares was calculated separately for the performance criteria and the market-based criteria. The fair values of the performance criteria of $45.52 per share and $50.94 per share for February and December 2007, respectively, were measured using the average between the high and low trading prices of the Company's Class B Common Stock on the measurement date, discounted for the non-payment of dividends during the requisite period. The fair values of the market-based criteria were determined based upon a lattice model. The following table summarizes the related assumptions used to determine the fair values of the performance shares with respect to the market-based criteria. Expected volatilities are based on historical volatilities of the Company's stock over a three year period. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant for the expected term of award.

	Stock Price on Measurement Date	Dividend Yield	Expected Volatility	Risk Free Interest Rate	Expected Term	Weighted Avg. Grant Date Fair Value
February 2007	$48.23	2.7%	21.3%	4.8%	3 Years	$55.20
December 2007	$54.56	2.4%	21.1%	2.9%	3 Years	$63.69

Stock Option Awards

The Company granted options to officers and other key employees to purchase the Company's Class B Common Stock in previous years. Options issued in 2004 and 2003 were partially vested on January 1, 2006, the effective date of SFAS 123(R). All options granted had an exercise price equal to the average between the high and low trading prices of the Company's Class B Common Stock on the measurement date. These option awards generally vest annually over a three-year period and expire after ten years. Exercises of existing stock option grants are expected to be settled in the Company's Class B Common Stock as authorized in the Option Plan.

Stock option activity for the year ended December 31, 2007 is set forth below (in thousands, except per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2006	4,552	$39.61		
Exercised	(1,356)	39.28		
Forfeited	(11)	47.95		
Canceled	(5)	37.06		
Outstanding at December 31, 2007	3,180	$39.73	5.1 years	$37.7
Exercisable at December 31, 2007	3,180	$39.73	5.1 years	$37.7

The aggregate intrinsic value of stock option exercises during 2007, 2006 and 2005 was $19.9 million, $16.9 million and $22.4 million, respectively.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 for stock options in 2005 (in millions, except per share amounts):

	Year Ended December 31, 2005
Net income, as reported	$165.1
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(6.2)
Pro forma net income	$158.9
Earnings per share:	
Basic — as reported	$ 2.71
Basic — pro forma	$ 2.60
Diluted — as reported	$ 2.67
Diluted — pro forma	$ 2.58

Cash received from option exercises were $48.0 million, $38.5 million and $32.8 million for 2007, 2006 and 2005, respectively. The Company recorded a realized tax benefit from equity-based awards of $6.9 million and $6.0 million for the periods ended December 31, 2007 and 2006, respectively, which have been included in Cash Flows From Financing Activities in the Consolidated Statement of Cash Flows as prescribed by SFAS No. 123(R). The Company recorded a realized tax benefit from the exercise of stock options of $7.8 million for the year ended December 31, 2005 which has been included in Other, net within Cash Flows From Operating Activities in the Consolidated Statement of Cash Flows.

The Company elected to adopt the shortcut method for determining the initial pool of excess tax benefits available to absorb tax deficiencies related to stock-based compensation subsequent to the adoption of SFAS 123(R) in accordance with the provisions of FASB Staff Position No. 123(R)-3, "Transition Election Related to Accounting for Tax Effect of Share-Based Payment Awards". The shortcut method includes simplified procedures to establish the beginning balance of the pool of excess tax benefits (the "APIC Tax Pool") and to determine the subsequent effect on the APIC Tax Pool and Consolidated Cash Flow Statements of the effects of employee stock-based compensation awards.

Note 18 — Earnings Per Share

The following table sets forth the computation of earnings per share for the three years ended December 31, (in millions, except per share amounts):

	2007	2006	2005
Net Income	$208.3	$158.1	$165.1
Weighted average number of common shares outstanding during the period	58.8	60.4	61.0
Potential dilutive shares	0.7	0.7	0.8
Average number of shares outstanding (diluted)	59.5	61.1	61.8
Earnings per share:			
Basic	$ 3.54	$ 2.62	$ 2.71
Diluted	$ 3.50	$ 2.59	$ 2.67

Certain common stock equivalents were not included in the full year computation of diluted earnings per share because the effect would be anti-dilutive. Anti-dilutive common stock and common stock equivalents excluded from the computation of diluted earnings per share were 0.4 million, 0.7 million, and 1.0 million, at December 31, 2007, 2006 and 2005, respectively. Additionally, the Company had 1.3 million, 1.0 million and 0.6 million of stock appreciation rights, respectively, which were also excluded as the effect would be anti-dilutive at December 31, 2007, 2006 and 2005.

Note 19 — Accumulated Other Comprehensive Income (Loss)

The following table reflects the accumulated balances of other comprehensive income (loss) (in millions):

	Pension/ OPEB Adjustment	Cumulative Translation Adjustment	Unrealized Gain (Loss) on Investments	Cash Flow Hedging Gain (Loss)	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2004	$ (1.9)	$ 2.1	$ —	$(1.7)	$ (1.5)
2005 activity	(2.2)	(7.5)	(0.3)	0.7	(9.3)
Balance at December 31, 2005	(4.1)	(5.4)	(0.3)	(1.0)	(10.8)
2006 activity	(34.7)	12.4	0.3	0.4	(21.6)
Balance at December 31, 2006	(38.8)	7.0	—	(0.6)	(32.4)
2007 activity	44.9	14.1	0.2	(0.8)	58.4
Balance at December 31, 2007	$ 6.1	$21.1	$ 0.2	$(1.4)	$ 26.0

The pension liability adjustment for 2006 includes the reversal of a minimum pension liability of $2.1 million and a charge of $36.8 million related to the adoption of SFAS No. 158.

Note 20 — Industry Segments and Geographic Area Information

Nature of Operations

Hubbell Incorporated was founded as a proprietorship in 1888, and was incorporated in Connecticut in 1905. Hubbell designs, manufactures and sells quality electrical and electronic products for a broad range of non-residential and residential construction, industrial and utility applications. Products are either sourced complete, manufactured or assembled by subsidiaries in the United States, Canada, Switzerland, Puerto Rico, Mexico, Italy, the United Kingdom, Brazil and Australia. Hubbell also participates in joint ventures in Taiwan and the People's Republic of China, and maintains sales offices in Singapore, the People's Republic of China, Mexico, South Korea and the Middle East.

The Company's businesses are divided into three reportable segments: Electrical, Power, and Industrial Technology. Information regarding operating segments has been presented as required by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". At December 31, 2007, the reportable segments were comprised as follows:

The Electrical segment is comprised of businesses that sell stock and custom products including standard and special application wiring device products, lighting fixtures and controls, fittings, switches, outlet boxes, enclosures, wire management products and voice and data signal processing components. The products are typically used in and around industrial, commercial and institutional facilities by electrical contractors, maintenance personnel, electricians, and telecommunications companies. Certain lighting fixtures, wiring devices and electrical products also have residential applications. These products are primarily sold through electrical and industrial distributors, home centers, some retail and hardware outlets, and lighting showrooms. Special application products are sold primarily through wholesale distributors to contractors, industrial customers and OEMs.

The Power segment consists of operations that design and manufacture various transmission, distribution, substation and telecommunications products used by the utility industry. In addition, certain of these products are used in the civil construction and transportation industries. Products are sold to distributors and directly to users such as electric utilities, mining operations, industrial firms, construction and engineering firms.

The Industrial Technology segment consists of operations that design and manufacture a variety of high voltage test and measurement equipment, industrial controls and communications systems used in the commercial, industrial and telecommunications markets. These products are primarily found in the oil and gas (onshore and offshore), mining, manufacturing and transportation industries. Products are sold primarily through direct sales and sales representatives to contractors, industrial customers and OEMs throughout the world, with the exception of high voltage test and measurement equipment which is sold primarily by direct sales to customers through its sales engineers and independent sales representatives throughout the world.

Financial Information

Financial information by industry segment and geographic area for the three years ended December 31, 2007, is summarized below (in millions). When reading the data the following items should be noted:

- Net sales comprise sales to unaffiliated customers — inter-segment and inter-area sales are not significant.
- Segment operating income consists of net sales less operating expenses, including total corporate expenses, which are generally allocated to each segment on the basis of the segment's percentage of consolidated net sales. Interest expense and investment income and other expense, net have not been allocated to segments.
- General corporate assets not allocated to segments are principally cash, prepaid pensions, investments and deferred taxes.
- 2006 and 2005 segment operating income results have been adjusted to reflect the inclusion of stock-based compensation, consistent with the 2007 presentation.

Industry Segment Data

	2007	2006	2005
Net Sales:			
Electrical	$1,639.9	$1,631.2	$1,496.8
Power	636.6	573.7	455.6
Industrial Technology	257.4	209.4	152.5
Total	$2,533.9	$2,414.3	$2,104.9
Operating Income:			
Electrical	$ 151.0	$ 132.2	$ 153.1
Special charges, net	—	(7.5)	(10.9)
Total Electrical	151.0	124.7	142.2
Power	97.3	75.8	68.8
Industrial Technology	51.1	33.4	20.4
Unusual item	—	—	(4.6)
Operating income	299.4	233.9	226.8
Interest expense	(17.6)	(15.4)	(19.3)
Investment and other income, net	2.4	3.0	8.2
Income before income taxes	$ 284.2	$ 221.5	$ 215.7
Assets:			
Electrical	$ 894.0	$ 924.4	$ 815.8
Power	510.0	478.5	322.2
Industrial Technology	212.7	178.8	124.2
General Corporate	246.7	169.8	404.8
Total	$1,863.4	$1,751.5	$1,667.0
Capital Expenditures:			
Electrical	$ 35.7	$ 56.3	$ 47.7
Power	13.6	16.2	11.1
Industrial Technology	2.8	3.4	5.3
General Corporate	3.8	10.9	9.3
Total	$ 55.9	$ 86.8	$ 73.4
Depreciation and Amortization:			
Electrical	$ 36.4	$ 36.1	$ 36.0
Power	18.4	15.1	11.3
Industrial Technology	5.4	4.2	3.1
Total	$ 60.2	$ 55.4	$ 50.4

Geographic Area Data

	2007	2006	2005
Net Sales:			
United States	$2,175.9	$2,109.2	$1,866.5
International	358.0	305.1	238.4
Total	$2,533.9	$2,414.3	$2,104.9
Operating Income:			
United States	$ 250.3	$ 207.4	$ 203.3
Special charges, net	—	(7.5)	(10.9)
International	49.1	34.0	34.4
Total	$ 299.4	$ 233.9	$ 226.8
Property, Plant, and Equipment, net:			
United States	$ 277.6	$ 269.9	$ 222.5
International	49.5	48.6	45.3
Total	$ 327.1	$ 318.5	$ 267.8

On a geographic basis, the Company defines "international" as operations based outside of the United States and its possessions. Sales of international units were 14%, 13% and 11% of total sales in 2007, 2006 and 2005, respectively, with Canadian and United Kingdom markets representing approximately 63% collectively of the 2007 total. Long-lived assets of international subsidiaries were 15% of the consolidated total in 2007 and 2006, and 17% in 2005, with the Canadian and United Kingdom markets representing approximately 11% and 19%, respectively, of the 2007 total. Export sales directly to customers or through electric wholesalers from United States operations were $145.8 million in 2007, $131.2 million in 2006 and $120.6 million in 2005.

Note 21 — Quarterly Financial Data (Unaudited)

The table below sets forth summarized quarterly financial data for the years ended December 31, 2007 and 2006 (in millions, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
Net Sales	$625.7	$640.8	$652.7	$614.7
Gross Profit	$173.0	$187.3	$194.6	$180.9
Net Income	$ 41.7	$ 53.3	$ 65.3	$ 48.0[1]
Earnings Per Share — Basic	$ 0.70	$ 0.90	$ 1.12	$ 0.83
Earnings Per Share — Diluted	$ 0.69	$ 0.89	$ 1.10	$ 0.82
2006				
Net Sales	$573.0	$603.2	$649.0	$589.0
Gross Profit	$158.5[2]	$165.7	$180.9	$151.6
Net Income	$ 39.7[2]	$ 41.6[2]	$ 47.6[2]	$ 29.2[2][3]
Earnings Per Share — Basic	$ 0.66	$ 0.68	$ 0.79	$ 0.49
Earnings Per Share — Diluted	$ 0.65	$ 0.67	$ 0.78	$ 0.48

(1) Net Income in the fourth quarter of 2007 included an income tax benefit of $5.3 million related to the completion of IRS examinations for tax years 2004 and 2005.

(2) In the first, second, third and fourth quarters of 2006, Net Income included $1.7 million, $1.4 million, $0.7 million and $3.7 million of pretax special charges, respectively. These charges relate to the integration of the Company's lighting operations in the Electrical segment. Included in the amounts above are inventory write-down costs which are recorded in Cost of goods sold for the first quarter of 2006 of $0.2 million, thereby reducing Gross Profit on a pretax basis.

(3) Net Income in the fourth quarter of 2006 includes a tax benefit of $1.9 million which reflects the full year benefit associated with the reinstatement of the Federal research and development tax credit.

Note 22 — Guarantees

The Company accrues for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued.

The Company records a liability equal to the fair value of guarantees in the Consolidated Balance Sheet in accordance with FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". As of December 31, 2007 and 2006, the fair value and maximum potential payment related to the Company's guarantees were not material. The Company may enter into various hedging instruments which are subject to disclosure in accordance with FIN 45. As of December 31, 2007, the Company had 18 individual forward exchange contracts outstanding each for the purchase of $1.0 million U.S. dollars which expire through December 2008. These contracts were entered into in order to hedge the exposure to fluctuating rates of exchange on anticipated inventory purchases. These contracts have been designated as cash flow hedges in accordance with SFAS No. 133, as amended.

The Company offers a product warranty which covers defects on most of its products. These warranties primarily apply to products that are properly used for their intended purpose, installed correctly, and properly maintained. The Company generally accrues estimated warranty costs at the time of sale. Estimated warranty expenses are based upon historical information such as past experience, product failure rates, or the number of units repaired or replaced. Adjustments are made to the product warranty accrual as claims are incurred or as historical experience indicates. The product warranty accrual is reviewed for reasonableness on a quarterly basis and is adjusted as additional information regarding expected warranty costs become known. Changes in the accrual for product warranties in 2007 are set forth below (in millions):

Balance at December 31, 2006	$ 4.2
Current year provision	2.9
Expenditures/other	(1.0)
Balance at December 31, 2007	$ 6.1

Note 23 — Subsequent Event

On January 11, 2008, the Company acquired Kurt Versen, Inc. for approximately $100 million in cash. Located in Westwood, New Jersey, Kurt Versen, Inc. manufactures specification-grade lighting fixtures for a full range of office, commercial, retail, government, entertainment, hospitality and institution applications with annual sales of approximately $44 million. The acquisition enhances the Company's position in the key spec-grade downlighting market and will be added to the Company's Electrical segment.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures which, by their nature, can provide only reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

The Company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this report on Form 10-K. Based upon that evaluation, each of the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information (including from consolidated subsidiaries) required to be included in Exchange Act reports. Management's annual report on internal control over financial reporting and the independent registered public accounting firm's audit report on the effectiveness of our internal control over financial reporting are included in the financial statements for the year ended December 31, 2007 which are included in Item 8 of this Annual Report on Form 10-K.

There have been no changes in the Company's internal control over financial reporting that occurred during the Company's most recently completed quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. ***Directors and Executive Officers of the Registrant(1)***

The Company's Chief Executive Officer made the annual certification required by Section 303A.12 of the NYSE Company Manual on May 7, 2007. The Company has filed with the SEC as exhibits to this Form 10-K the Sarbanes-Oxley Act Section 302 Certifications of its Chief Executive Officer and Chief Financial Officer relating to the quality of its public disclosure.

---

(1) Certain of the information required by this item regarding executive officers is included in Part I, Item 4 of this Form 10-K and the remaining required information is incorporated by reference to the definitive proxy statement for the Company's annual meeting of shareholders scheduled to be held on May 5, 2008.

Item 11. ***Executive Compensation(2)***

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters(3)***

Equity Compensation Plan Information

The following table provides information as of December 31, 2007 with respect to the Company's common stock that may be issued under the Company's equity compensation plans (in thousands, except per share amounts):

Plan Category	A Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	B Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	C Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Shareholders(a)	3,717(c)(e)	$41.28	5,321(c)(e)
Equity Compensation Plans Not Requiring Shareholder Approval(b)	—	—	2(d)
	—	—	297(c)
Total	3,717	$41.28	5,620

(a) The Company's (1) Stock Option Plan for Key Employees, and (2) 2005 Incentive Award Plan.

(b) The Company's Deferred Compensation Plan for Directors.

(c) Class B Common Stock

(d) Class A Common Stock

(e) Excluded from the amounts are approximately 925 SARs which have exercise prices above the market price of the Company's Class B Common Stock at December 31, 2007 and, therefore, could not be converted into shares.

Item 13. ***Certain Relationships and Related Transactions(2)***

Item 14. ***Principal Accountant Fees and Services(2)***

(2) The information required by this item is incorporated by reference to the definitive proxy statement for the Company's annual meeting of shareholders scheduled to be held on May 5, 2008.

(3) The remaining information required by this item is incorporated by reference to the definitive proxy statement for the Company's annual meeting of shareholders scheduled to be held on May 5, 2008.

PART IV

Item 15. ***Exhibits and Financial Statement Schedule***

1. Financial Statements and Schedule

Financial statements and schedule listed in the Index to Financial Statements and Schedule are filed as part of this Annual Report on Form 10-K.

2. Exhibits

Number	Description
3a	Restated Certificate of Incorporation, as amended and restated as of September 23, 2003.(1) Exhibit 3a of the registrant's report on Form 10-Q for the third quarter (ended September 30), 2003, and filed on November 10, 2003, is incorporated by reference; and (2) Exhibit 1 of the registrant's reports on Form 8-A and 8-K, both dated and filed on December 17, 1998, are incorporated by reference.
3b	By-Laws, Hubbell Incorporated, as amended on June 6, 2007. Exhibit 3.1 of the registrant's report on Form 8-K dated and filed June 7, 2007, is incorporated by reference.
3c	Rights Agreement, dated as of December 9, 1998, between Hubbell Incorporated and ChaseMellon Shareholder Services, L.L.C. as Rights Agent is incorporated by reference to Exhibit 1 to the registrant's Registration Statement on Form 8-A and Form 8-K, both dated and filed on December 17, 1998. Exhibit 3(c), being an Amendment to Rights Agreement, of the registrant's report on Form 10-Q for the third quarter (ended September 30), 1999, and filed on November 12, 1999, is incorporated by reference.
4a	Instruments with respect to the 1996 issue of long-term debt have not been filed as exhibits to this Annual Report on Form 10-K as the authorized principal amount on such issue does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis; registrant agrees to furnish a copy of each such instruments to the Commission upon request.
4b	Senior Indenture, dated as of September 15, 1995, between Hubbell Incorporated and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as trustee. Exhibit 4a of the registrant's registration statement on Form S-4 filed June 18, 2002, is incorporated by reference.
4c	Specimen Certificate of 6.375% Notes due 2012. Exhibit 4b of the registrant's registration statement on Form S-4 filed June 18, 2002, is incorporated by reference.
4d	Specimen Certificate of registered 6.37% Notes due 2010. Exhibit 4c of the registrant's registration statement on Form S-4 filed June 18, 2002, is incorporated by reference.
4e	Registration Rights Agreement, dated as of May 15, 2002, among Hubbell Incorporated and J.P. Morgan Securities, Inc., BNY Capital Markets, Inc., Deutsche Bank Securities Inc., First Union Securities, Inc., Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. as the Initial Purchasers. Exhibit 4d of the registrant's registration statement on Form S-4 filed June 18, 2002, is incorporated by reference.
10a†	Hubbell Incorporated Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2005. Exhibit 10a of the registrant's report on Form 10-Q for the third quarter (ended September 30), 2007, filed October 26, 2007, is incorporated by reference.
10b(1)†	Hubbell Incorporated Stock Option Plan for Key Employees, as amended and restated effective May 5, 2003. (i) Exhibit 10b(1) of the registrant's report on Form 10-Q for the second quarter (ended June 30), 2003, filed August 12, 2003, is incorporated by reference; (ii) Amendment, dated June 9, 2004, filed as Exhibit 10ee of the registrant's report on Form 10-Q for the second quarter (ended June 30), 2004, filed August 5, 2004, is incorporated by reference.
10b(2)†	Amendment, dated September 21, 2006, to the Hubbell Incorporated Stock Option Plan for Key Employees. Exhibit 10.1 of the registrant's report on Form 10-Q for the third quarter (ended September 30), 2006, filed on November 7, 2006 is incorporated by reference.

Number	Description
10f*	Hubbell Incorporated Deferred Compensation Plan for Directors, as amended and restated effective January 1, 2005, as amended December 4, 2007.
10h†	Hubbell Incorporated Key Man Supplemental Medical Insurance, as amended and restated effective January 1, 2005. Exhibit 10h of the registrant's report on Form 10-Q for the third quarter (ended September 30), 2007, filed October 26, 2007, is incorporated by reference.
10i	Hubbell Incorporated Retirement Plan for Directors, as amended and restated effective January 1, 2005. Exhibit 10i of the registrant's report on Form 10-Q for the third quarter (ended September 30), 2007, filed October 26, 2007, is incorporated by reference.
10o†	Hubbell Incorporated Policy for Providing Severance Payments to Key Managers, as amended and restated effective September 12, 2007. Exhibit 10o of the registrant's report on Form 10-Q for the third quarter (ended September 30), 2007, filed on October 26, 2007, is incorporated by reference.
10p†	Hubbell Incorporated Senior Executive Incentive Compensation Plan, effective January 1, 1996. Exhibit C of the registrant's proxy statement, dated March 22, 1996 and filed on March 27, 1996, is incorporated by reference.
10.1*†	Amended and Restated Continuity Agreement, dated as of November 1, 2007, between Hubbell Incorporated and Timothy H. Powers.
10.3*†	Amended and Restated Continuity Agreement, dated as of November 1, 2007, between Hubbell Incorporated and Scott H. Muse.
10.4*†	Amended and Restated Continuity Agreement, dated as of November 1, 2007, between Hubbell Incorporated and Thomas P. Smith.
10u*†	Amended and Restated Continuity Agreement, dated as of November 1, 2007, between Hubbell Incorporated and Richard W. Davies.
10v*†	Amended and Restated Continuity Agreement, dated as of November 1, 2007, between Hubbell Incorporated and James H. Biggart.
10w†	Hubbell Incorporated Top Hat Restoration Plan, as amended and restated effective January 1, 2005. Exhibit 10w of the registrant's report on Form 10-Q for the third quarter (ended September 30), 2007 filed October 26, 2007, is incorporated by reference.
10x†	Termination Agreement and General Release, dated as of October 21, 2001, between Hubbell Incorporated and Harry B. Rowell, Jr. Exhibit 10x of the registrant's report on Form 10-K for the year 2001, filed March 19, 2002, is incorporated by reference.
10y†	The retirement arrangement with G. Jackson Ratcliffe is incorporated by reference to the registrant's proxy Statements:(i), dated March 27, 2002 as set forth under the heading "Employment Agreements/Retirement Arrangements", (ii) dated March 15, 2004 as set forth under the heading "Matters Relating to Directors and Shareholders", and (iii) and dated as of March 16, 2005 as set forth under the heading "Matters Relating to Directors and Shareholders".
10z†	Hubbell Incorporated Incentive Compensation Plan, adopted effective January 1, 2002. Exhibit 10z of the registrant's report on Form 10-K for the year 2001, filed on March 19, 2002, is incorporated by reference.
10aa*†	Amended and Restated Continuity Agreement, dated as of November 1, 2007, between Hubbell Incorporated and W. Robert Murphy.
10cc*†	Amended and Restated Continuity Agreement, dated as of November 1, 2007, between Hubbell Incorporated and Gary N. Amato.
10.9†	Grantor Trust for Senior Management Plans Trust Agreement, dated as of March 14, 2005, between Hubbell Incorporated and The Bank of New York, as Trustee. Exhibit 10.9 of the registrant's report on Form 8-K dated and filed March 15, 2005, is incorporated by reference.
10.9.1*†	First Amendment, dated as of January 1, 2005, to the Hubbell Incorporated Grantor Trust for Senior Management Plans Trust Agreement.

Number	Description
10.10†	Grantor Trust for Non-Employee Director Plans Trust Agreement, dated as of March 14, 2005, between Hubbell Incorporated and The Bank of New York. Exhibit 10.10 of the registrant's report on Form 8-K dated and filed March 15, 2005, is incorporated by reference.
10.10.1*†	First Amendment, dated as of January 1, 2005, to the Hubbell Incorporated Grantor Trust for Non-Employee Director Plans Trust Agreement.
10.ee†	Hubbell Incorporated 2005 Incentive Award Plan. Exhibit B of the registrant's proxy statement, dated as of March 16, 2005, is incorporated by reference.
10.ee(1)†	Amendment, dated September 21, 2006, to the Hubbell Incorporated 2005 Incentive Award Plan. Exhibit 10.2 of the registrant's report on Form 10-Q for the third quarter (ended September 30), 2006, filed on November 7, 2006 is incorporated by reference.
10.ff†	Letter Agreement, dated September 2005, between Hubbell Incorporated and David G. Nord. Exhibit 99.1 of the registrant's report on Form 8-K dated and filed September 6, 2005, is incorporated by reference.
10.gg*†	Amended and Restated Continuity Agreement, dated as of November 1, 2007, between Hubbell Incorporated and David G. Nord.
10.hh†	Restricted Award Agreement, dated September 19, 2005 between Hubbell Incorporated and David G. Nord. Exhibit 10.13 of the registrant's report on Form 10-Q dated and filed November 4, 2005 is incorporated by reference.
10.ii	Credit Agreement, dated as of October 31, 2007 Among Hubbell Incorporated, Hubbell Cayman Limited, Hubbell Investments Limited, The Lenders Party hereto, Bank of America, N.A., Citibank, N.A., U.S. Bank National Association, and Wachovia Bank National Association as Syndication Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Securities Inc. as Sole Lead Arranger and Bookrunner. Exhibit 10.ii of the registrant's report on Form 8-K dated and filed November 5, 2007 is incorporated by reference.
10.jj†	Hubbell Incorporated Executive Deferred Compensation Plan, effective January 1, 2008. Exhibit 10.jj of the registrant's report on Form 10-Q for the third quarter (ended September 30), 2007, filed on October 26, 2007, is incorporated by reference.
10.kk†	Hubbell Incorporated Supplemental Management Retirement Plan, effective September 12, 2007. Exhibit 10.ll of the registrant's report on Form 10-Q for the third quarter (ended September 30), 2007, filed on October 26, 2007, is incorporated by reference.
10.ll*†	Continuity Agreement, dated as of November 1, 2007, between Hubbell Incorporated and William Tolley.
10.mm*†	Trust Agreement, dated as of January 1, 2008, by and between Hubbell Incorporated and T. Rowe Price Trust Company, as Trustee.
10.nn*†	Amendment, dated February 15, 2008, to Hubbell Incorporated Amended and Restated Supplemental Executive Retirement Plan.
10.oo*†	Amendment, dated February 15, 2008, to Amended and Restated Continuity Agreement for James H. Biggart.
10.pp*†	Amendment, dated February 15, 2008, to Amended and Restated Continuity Agreement for Timothy H. Powers.
10.qq*†	Amendment dated February 15, 2008, to Amended and Restated Continuity Agreement for Richard W. Davies.
21*	Listing of significant subsidiaries.
23*	Consent of PricewaterhouseCoopers LLP.
31.1*	Certification of Chief Executive Officer Pursuant to Item 601(b) (31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer Pursuant to Item 601(b) (31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Number	Description
32.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† This exhibit constitutes a management contract, compensatory plan, or arrangement

* Filed hereunder

HUBBELL INCORPORATED

By /s/ JACQUELINE DONNELLY

Jacqueline Donnelly
Corporate Assistant Controller and Chief Accounting Officer

By /s/ DAVID G. NORD

David G. Nord
Senior Vice President and Chief Financial Officer

Date: February 25, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

	Title	Date
By /s/ T. H. POWERS T. H. Powers	Chairman of the Board, President and Chief Executive Officer and Director	2/25/08
By /s/ D. G. NORD D. G. Nord	Senior Vice President and Chief Financial Officer	2/25/08
By /s/ J. DONNELLY J. Donnelly	Corporate Assistant Controller and Chief Accounting Officer	2/25/08
By /s/ E. R. BROOKS E. R. Brooks	Director	2/25/08
By /s/ G. W. EDWARDS, JR G. W. Edwards, Jr	Director	2/25/08
By /s/ A. J. GUZZI A. J. Guzzi	Director	2/25/08
By /s/ J. S. HOFFMAN J. S. Hoffman	Director	2/25/08
By /s/ A. MCNALLY IV A. McNally IV	Director	2/25/08
By /s/ D. J. MEYER D. J. Meyer	Director	2/25/08
By /s/ G. J. RATCLIFFE G. J. Ratcliffe	Director	2/25/08
By /s/ R. J. SWIFT R. J. Swift	Director	2/25/08
By /s/ D. S. VAN RIPER D. S. Van Riper	Director	2/25/08

Schedule II

HUBBELL INCORPORATED AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Reserves deducted in the balance sheet from the assets to which they apply (in millions):

	Balance at Beginning of Year	Additions/ (Reversals) Charged to Costs and Expenses	Acquisitions/ Disposition of Businesses	Deductions	Balance at End of Year
Allowances for doubtful accounts receivable:					
Year 2005	$ 6.1	$ 0.9	$0.1	$ (2.9)	$ 4.2
Year 2006	$ 4.2	$ 0.4	$0.1	$ (1.5)	$ 3.2
Year 2007	$ 3.2	$ 1.5	$ —	$ (1.0)	$ 3.7
Allowance for credit memos and returns:					
Year 2005	$16.3	$ 96.4	$ —	$ (96.7)	$16.0
Year 2006	$16.0	$118.6	$0.1	$(115.9)	$18.8
Year 2007	$18.8	$123.2	$ —	$(123.1)	$18.9
Allowances for excess/obsolete inventory:					
Year 2005	$22.1	$ 3.6*	$0.2	$ (9.4)	$16.5
Year 2006	$16.5	$ 6.4*	$0.2	$ (2.2)	$20.9
Year 2007	$20.9	$ 9.5	$0.5	$ (3.3)	$27.6
Valuation allowance on deferred tax assets:					
Year 2005	$ 4.7	$ (4.1)	$ —	$ —	$ 0.6
Year 2006	$ 0.6	$ (0.6)	$ —	$ —	$ —
Year 2007	$ —	$ —	$ —	$ —	$ —

* Includes the cost of product line discontinuances of $0.2 million and $0.7 million in 2006 and 2005, respectively.

Exhibit 31.1

I, Timothy H. Powers, certify that:

1. I have reviewed this annual report on Form 10-K of Hubbell Incorporated (the "registrant").

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ TIMOTHY H. POWERS

Timothy H. Powers
Chairman of the Board,
President and Chief Executive Officer

February 25, 2008

Exhibit 31.2

I, David G. Nord, certify that:

1. I have reviewed this annual report on Form 10-K of Hubbell Incorporated (the "registrant").

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ David G. Nord

David G. Nord
Senior Vice President and Chief Financial Officer

February 25, 2008

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Hubbell Incorporated (the "Company") on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Timothy H. Powers, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ TIMOTHY H. POWERS

Timothy H. Powers
Chairman of the Board,
President and Chief Executive Officer

February 25, 2008

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Hubbell Incorporated (the "Company") on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David G. Nord, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID G. NORD

David G. Nord
Senior Vice President and
Chief Financial Officer

February 25, 2008

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

HUBBELL INCORPORATED

584 Derby Milford Road, Orange, Connecticut 06477

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 5, 2008

To the Shareholders:

Notice is hereby given that the Annual Meeting of Shareholders of Hubbell Incorporated (the "Company") will be held at the Company's lighting headquarters, 701 Millennium Boulevard, Greenville, South Carolina 29607, on Monday, May 5, 2008 at 9:00 A.M. local time for the purpose of considering and acting upon the following proposals:

1. Election of Directors of the Company for the ensuing year, to serve until the next Annual Meeting of Shareholders of the Company and until their respective successors have been duly elected and qualified.

The following persons have been designated by the Board of Directors for nomination as Directors:

E. Richard Brooks	Daniel J. Meyer	Joel S. Hoffman
George W. Edwards, Jr.	Daniel S. Van Riper	G. Jackson Ratcliffe
Andrew McNally IV	Richard J. Swift	Timothy H. Powers
	Anthony J. Guzzi	

2. The ratification of the selection of independent registered public accountants to examine the annual financial statements for the Company for the year 2008.

3. The transaction of such other business as may properly come before the meeting and any adjournments thereof.

Accompanying this Notice of Annual Meeting is a form of proxy and a proxy statement. Copies of the Company's Annual Report for the year ended December 31, 2007 have been mailed under separate cover to all shareholders.

IMPORTANT: It is important that your shares be represented at this meeting. Therefore, please fill in, date, and sign the enclosed proxy and mail it promptly in the enclosed postage-paid envelope, vote electronically using the Internet or use the telephone voting procedures, as described on the enclosed proxy card.

The Board of Directors has fixed the close of business on March 7, 2008 as the record date for the determination of shareholders entitled to notice of and to vote at such meeting and any adjournments thereof. The transfer books will not be closed.

By order of the Board of Directors

RICHARD W. DAVIES
Vice President,
General Counsel and
Secretary

Dated: March 17, 2008

HUBBELL INCORPORATED

PROXY STATEMENT
for
ANNUAL MEETING OF SHAREHOLDERS
To be held May 5, 2008

The accompanying proxy is solicited by and on behalf of the Board of Directors of Hubbell Incorporated, a Connecticut corporation (the "Company"), to be voted at its Annual Meeting of Shareholders to be held at the Company's lighting headquarters, 701 Millennium Boulevard, Greenville, South Carolina 29607, on Monday, May 5, 2008 at 9:00 A.M. local time, and any adjournments thereof. Commencing on or about March 21, 2008, copies of this Proxy Statement and the proxy form are being mailed to all shareholders. Copies of the Company's Annual Report on Form 10-K for the year ended December 31, 2007 have been mailed under separate cover to all shareholders.

Any shareholder executing a proxy may revoke it at any time prior to its use. The Company will treat any duly executed proxy as not revoked until it receives a duly executed instrument revoking it, or a duly executed proxy bearing a later date or, in the case of death or incapacity of the person executing the same, written notice thereof. If you vote your shares using the Internet website or the telephone voting procedures, you may revoke your prior Internet or telephone vote by recording a different vote on the Internet website or using the telephone voting procedures, or by signing and returning a duly executed proxy bearing a later date than your last Internet or telephone vote. A proxy also may be revoked by voting by ballot at the Annual Meeting of Shareholders.

The following proxy materials are available for you to review at **http://bnymellon.mobular.net/bnymellon/HUB**:

- the Company's 2008 Proxy Statement;
- the proxy card;
- the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007; and
- any amendments to the foregoing materials that are required to be furnished to shareholders.

If you would like to access your Proxy Statement and Annual Report on Form 10-K electronically in the future, in lieu of receiving paper copies, you may do so by signing up for electronic delivery of these documents online at **http://www.proxyvoting.com/hub** or choosing this option by following the appropriate instructions when you vote by telephone or by marking the appropriate box on your proxy card.

At the meeting, shareholders will be asked to consider and act upon the following proposals:

1. Election of Directors of the Company for the ensuing year, to serve until the next Annual Meeting of Shareholders of the Company and until their respective successors have been duly elected and qualified.

2. The ratification of the selection of independent registered public accountants to examine the annual financial statements for the Company for the year 2008.

3. The transaction of such other business as may properly come before the meeting and any adjournments thereof.

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote all proxies received by them in favor of (1) the election of the nominees to the Board named herein, and (2) the ratification of the selection of independent registered public accountants. All proxies will be voted as specified. The Board of Directors recommends shareholders vote FOR proposals 1 and 2.

Management does not intend to present any business at the meeting other than that set forth in the accompanying Notice of Annual Meeting of Shareholders, and it has no information that others will do so. If other matters requiring the vote of the shareholders properly come before the meeting and any adjournments thereof, it is the intention of the persons named in the accompanying form of proxy to vote the proxies held by them in accordance with their judgment on such matters.

Directions to attend the Annual Meeting of Shareholders where you may vote in person can be found on our website, **www.hubbell.com**, in the Investor Relations section. The content of the Hubbell website is not incorporated by reference into, or considered to be a part of, this Proxy Statement.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 5, 2008

The Company's Proxy Statement and Annual Report on Form 10-K are available at **http://bnymellon.mobular.net/bnymellon/HUB**.

VOTING RIGHTS AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The record date for the determination of shareholders entitled to vote at the meeting is the close of business on March 7, 2008. On March 7, 2008, the Company had outstanding 7,274,883 shares of Class A Common Stock, par value $.01 per share, and 48,747,944 shares of Class B Common Stock, par value $.01 per share, and no other voting securities. Each share of Class A Common Stock is entitled to twenty votes and each share of Class B Common Stock is entitled to one vote. The vote required for each proposal to be acted upon at this meeting is set forth in the description of that proposal.

The following table sets forth as of March 7, 2008, or such other date as indicated in the table or the notes thereto, each of the persons known to the Company to own beneficially shares representing more than 5% of any class of the Company's outstanding voting securities, with the percent of class stated therein being based upon the outstanding shares on March 7, 2008.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Class A Common Stock	Andrew McNally IV, G. J. Ratcliffe, and Richard W. Davies, as trustees under a Trust Indenture dated September 2, 1957 made by Louie E. Roche (the "Roche Trust"), c/o Hubbell Incorporated, 584 Derby Milford Road, Orange, Connecticut 06477	2,078,020(1)(2)(4)	28.56%
Class A Common Stock	Andrew McNally IV, G. J. Ratcliffe, and Richard W. Davies, as trustees under a Trust Indenture dated August 23, 1957 made by Harvey Hubbell (the "Hubbell Trust"), c/o Hubbell Incorporated, 584 Derby Milford Road, Orange, Connecticut 06477	1,410,440(2)(3)(4)	19.39
Class A Common Stock	Adage Capital Partners, L.P. Adage Capital Partners GP, L.L.C. Adage Capital Advisors, L.L.C. Phillip Gross Robert Atchinson 200 Clarendon Street 52nd Floor Boston, Massachusetts 02116	727,000(5)	9.99
Class B Common Stock	Lord, Abbett & Co. LLC 90 Hudson Street Jersey City, New Jersey 07302	3,516,687(6)	7.21
Class B Common Stock	Capital World Investors The Income Fund of America, Inc. 333 South Hope Street Los Angeles, California 90071	3,463,100(7)	7.10

(1) The beneficiaries of such trust are the issue of Harvey Hubbell and their spouses.

(2) The Trust Indenture requires that, so long as no bank or trust company is acting as a trustee, there shall be three individuals acting as trustees, each of whom, so long as any securities of the Company are held by the trust, must be an officer or Director of the Company. The Trust Indenture provides that successor trustees are to be appointed by the trustees then in office. The trustees have shared voting and investment power with respect to the securities of the Company held in such trust.

(3) The beneficiaries of such trust are the issue of Harvey Hubbell.

(4) In addition, Messrs. McNally, Ratcliffe, and Davies beneficially own shares of the Company's Common Stock as set forth in the table below. Messrs. Ratcliffe and Davies hold unexercised options for the purchase of the Company's Class B Common Stock under the Company's Stock Option Plan for Key Employees ("Option Plan"), Mr. Davies holds unexercised stock appreciation rights ("SARs") for the purchase of the Company's Class B Common Stock under the Company's 2005 Incentive Award Plan (together with the Option Plan, the "Equity Plans") (see the table captioned "Outstanding Equity Awards at Fiscal Year End"), Mr. Davies is a co-trustee of The Harvey Hubbell Foundation which owns 106,304 shares of Class A Common Stock and 29,358 shares of Class B Common Stock, and Mr. Davies is a co-member of the Retirement Committee which has voting and investment power for 212,264 shares of Class A Common Stock and 130,912 shares of Class B Common Stock held by the Company's amended and restated Master Pension Trust ("Pension Trust").

(5) The Company has reviewed a copy of a Form 4 with respect to the Company's Class A Common Stock as filed with the Securities and Exchange Commission ("SEC") on February 27, 2008, by Adage Capital Partners, L.P. ("ACP"), Adage Capital Partners GP, L.L.C. ("ACPGP"), a general partner of ACP, Adage Capital Advisors, L.L.C. ("ACA"), as managing member of ACPGP and general partner of ACP, Phillip Gross, as managing member of ACA and ACPGP and general partner of ACP, and Robert Atchinson, as managing member of ACA and ACPGP, and general partner of ACP, and collectively, the "Reporting Persons", reporting ownership of these shares as of February 26, 2008. As reported in a Schedule 13G, as amended, filed with the SEC on November 7, 2007, the Reporting Persons have shared voting and dispositive power as to these shares.

(6) The Company has received a copy of Schedule 13G as filed with the SEC by Lord, Abbett & Co. LLC ("Lord, Abbett") reporting ownership of these shares as of December 31, 2007. As reported in said Schedule 13G, Lord, Abbett has sole voting power for 3,352,287 of such shares and sole dispositive power as to all such shares.

(7) The Company received a copy of Schedule 13G as filed with the SEC by Capital World Investors ("Capital World") and The Income Fund of America, Inc. ("Income Fund") reporting ownership of these shares as of December 31, 2007. As reported in said Schedule 13G, Capital Research and Management Company ("CRMC") manages equity assets for various investment companies through two divisions, including Capital World. Capital World is deemed to be the beneficial owner of 3,463,100 shares of Class B Common Stock as a result of CRMC acting as investment advisor to various companies registered under Section 8 of the Investment Company Act of 1940. Capital World has sole dispositive power for all of such shares and sole voting power for 250,000 of such shares, and Income Fund, which is advised by CRMC, has sole voting power for 3,213,100 of such shares.

The following table sets forth as of March 7, 2008, the equity securities of the Company beneficially owned by each of the Directors and named executive officers of the Company, and by all Directors and executive officers of the Company as a group:

Name	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class
E. Richard Brooks	Class A Common	835(2)	0.01%
	Class B Common	1,078(2)(3)	—
George W. Edwards, Jr	Class A Common	1,000(2)	0.01
	Class B Common	1,206(2)(3)	—
Anthony J. Guzzi	Class B Common	1,650(2)(3)	—
Joel S. Hoffman	Class A Common	3,691(2)	0.05
	Class B Common	1,743(2)(3)	—
Andrew McNally IV	Class A Common	3,488,460(2)(5)	47.95
	Class B Common	14,562(2)(3)	0.03
Daniel J. Meyer	Class B Common	1,776(2)(3)	—
G. Jackson Ratcliffe	Class A Common	3,571,682(5)	49.10
	Class B Common	416,270(3)	0.85
Richard J. Swift	Class B Common	2,050(2)(3)	—
Daniel S. Van Riper	Class A Common	1,000(2)	0.01
	Class B Common	1,050(2)(3)	—
Timothy H. Powers	Class A Common	106,304(6)	1.46
	Class B Common	909,846(4)(7)	1.87
David G. Nord	Class A Common	106,304(6)	1.46
	Class B Common	81,319(4)(7)	0.17
Richard W. Davies	Class A Common	3,831,472(5)(6)(8)(10)	52.67
	Class B Common	360,578(4)(7)(9)(10)	0.74
Scott H. Muse	Class B Common	118,332(4)	0.24
Thomas P. Smith	Class B Common	69,860(4)	0.14
All Directors and executive officers as a group (19 persons)	Class A Common	3,925,923(2)(5)(6)(8)(10)	53.97
	Class B Common	2,336,000(2)(3)(4)(7)(9)(10)	4.79

(1) The figures in the table and notes thereto represent beneficial ownership and sole voting and investment power except where indicated and include the following shares of Class B Common Stock obtainable within sixty days of March 7, 2008 by the exercise of stock options and SARs pursuant to the Company's Equity Plans: Mr. Ratcliffe — 132,000 shares, Mr. Powers — 777,466 shares, Mr. Nord — 25,522 shares, Mr. Davies — 146,760 shares, Mr. Muse — 105,522 shares, and Mr. Smith — 55,656 shares; and all executive officers as a group — 1,454,601 shares.

(2) Does not include stock units (each stock unit consisting of one share each of Class A Common Stock and Class B Common Stock) credited to and held under the Company's Deferred Compensation Plan for Directors for those Directors who are not employees of the Company, as discussed below under the section entitled "Compensation of Directors" on page 43. As of March 7, 2008, the following stock units have been credited

under the Deferred Compensation Plan for Directors: Mr. Brooks — 8,315 stock units, Mr. Edwards — 15,773 stock units, Mr. Guzzi — 1,392 stock units, Mr. Hoffman — 19,383 stock units, Mr. McNally — 32,387 stock units, Mr. Meyer — 12,214 stock units, Mr. Swift — 2,378 stock units, and Mr. Van Riper — 4,790 stock units.

(3) Includes 350 shares of Class B Common Stock granted as restricted stock under the 2005 Incentive Award Plan on May 7, 2007 which are subject to forfeiture if the Director's service terminates (other than by reason of death) prior to the date of the regularly scheduled 2008 Annual Meeting of Shareholders.

(4) Includes the following shares of Class B Common Stock granted as restricted stock under the 2005 Incentive Award Plan which are subject to vesting and forfeiture in equal annual installments over a period of three years: Mr. Powers — 21,503, Mr. Nord — 13,623, Mr. Davies — 1,729, Mr. Muse — 5,146, and Mr. Smith — 4,711; and all executive officers as a group — 60,480 shares.

(5) Includes 2,078,020 shares of Class A Common Stock owned by the Roche Trust of which Messrs. McNally, Ratcliffe, and Davies are co-trustees and have shared voting and investment power; and 1,410,440 shares of Class A Common Stock owned by the Hubbell Trust of which Messrs. McNally, Ratcliffe, and Davies are co-trustees and have shared voting and investment power.

(6) Includes 106,304 shares of Class A Common Stock held by The Harvey Hubbell Foundation of which Messrs. Powers, Nord, and Davies are co-trustees and have shared voting and investment power.

(7) Includes 29,358 shares of Class B Common Stock held by The Harvey Hubbell Foundation of which Messrs. Powers, Nord, and Davies are co-trustees and have shared voting and investment power.

(8) Includes 212,264 shares of Class A Common Stock held by the Company's Pension Trust the voting and investment powers over which are controlled by a Retirement Committee of which Mr. Davies, James H. Biggart, Vice President and Treasurer, one corporate officer, and one employee of the Company are co-members and have shared voting and investment power.

(9) Includes 130,912 shares of Class B Common Stock held by the Company's Pension Trust the voting and investment powers over which are controlled by a Retirement Committee of which Messrs. Davies, Biggart, one corporate officer, and one employee of the Company are co-members and have shared voting and investment power.

(10) Includes 50 shares of Class A Common Stock and 2,620 shares of Class B Common Stock owned by Mr. Davies' adult son, as to which Mr. Davies disclaims beneficial ownership.

ELECTION OF DIRECTORS

The Company's By-Laws provide that the Board of Directors shall consist of not less than three nor more than twelve Directors who shall be elected annually by the shareholders. The Board has fixed the number of Directors at ten, and the following persons are proposed by the Board, on recommendation of the Nominating and Corporate Governance Committee, as Directors of the Company to hold office until the next Annual Meeting of Shareholders and until their respective successors have been duly elected and qualified. In the event that any of the nominees for Directors should become unavailable, it is intended that the shares represented by the proxies will be voted for such substitute nominees as may be nominated by the Board of Directors, unless the number of Directors constituting a full Board of Directors is reduced. Directors are elected by plurality vote. Abstentions and broker non-votes will not be counted for the purposes of the election of Directors.

Name	Age(1)	Principal Occupation	Year First Became a Director
Timothy H. Powers	59	Chairman of the Board, President, and Chief Executive Officer of the Company. Director of MeadWestvaco Corporation.	2001
G. Jackson Ratcliffe	71	Retired Chairman of the Board, President and Chief Executive Officer of the Company. Director of Praxair, Inc. and Sunoco, Inc.	1980
E. Richard Brooks	70	Retired Chairman and Chief Executive Officer of Central and South West Corporation (utility holding company). Director of American Electric Power Company, Inc. and Baylor Health Care System.	1993
George W. Edwards, Jr.	68	Retired President and Chief Executive Officer of The Kansas City Southern Railway Company (railroad). Chairman of the Board and a Director of El Paso Electric Company.	1990
Joel S. Hoffman	69	Retired Partner of Simpson Thacher & Bartlett LLP, a New York City law firm.	1989
Andrew McNally IV	68	Retired Chairman and Chief Executive Officer of Rand McNally & Company (printing, publishing and map-making). Partner of McNally Investments (merchant banking).	1980
Daniel J. Meyer	71	Retired Chairman of the Board and Chief Executive Officer of Milacron Inc. (plastics processing systems and services and metal cutting process products and services). Director of Cincinnati Bell Inc. and AK Steel Holding Corporation.	1989

Name	Age(1)	Principal Occupation	Year First Became a Director
Richard J. Swift.	63	Former Chairman of the Financial Accounting Standards Advisory Council. Retired Chairman, President and Chief Executive Officer of Foster Wheeler Ltd. (design, engineering, construction and other services). Director of Ingersoll-Rand Company Ltd., Kaman Corporation, Public Service Enterprise Group Incorporated and CVS Caremark Corporation.	2003
Daniel S. Van Riper	67	Independent Financial Consultant; Former Special Advisor, Senior Vice President and Chief Financial Officer of Sealed Air Corporation (packaging materials and systems). Director of DOV Pharmaceutical, Inc. and 3D Systems Corporation.	2003
Anthony J. Guzzi	44	President and Chief Operating Officer of EMCOR Group, Inc. (mechanical, electrical construction and facilities services).	2006

(1) As of March 7, 2008.

Each of the individuals was elected as a Director by the shareholders of the Company. During the five years ended December 31, 2007, each of the Directors, other than Messrs. Powers, Van Riper, and Guzzi, has either been retired or held the principal occupation set forth above opposite his name.

Mr. Powers was elected Chairman of the Board of the Company, effective September 15, 2004. He has been President and Chief Executive Officer of the Company since July 1, 2001.

Mr. Van Riper served as Senior Vice President and Chief Financial Officer of Sealed Air Corporation from July 1998 to January 2002; and prior to July 1998 he was with KPMG LLP, an independent audit and accounting firm, for 36 years, including 26 years as a partner.

Mr. Guzzi served as President, North American Distribution and Aftermarket, of Carrier Corporation, a subsidiary of United Technologies International Corp., from June 2001 to October 2004. Previously, he served as President, Commercial Systems and Services, of Carrier Corporation from January to June 2001.

Corporate Governance

The Board of Directors has adopted the Company's Corporate Governance Guidelines (the "Guidelines") with respect to significant corporate governance issues. These Guidelines cover such issues as the composition of the Board and Board Committees, Board and Board Committee meetings, leadership development, including succession planning, Board responsibilities and compensation, and Director independence. The Guidelines may be viewed on the Company's website at **www.hubbell.com**.

The Board of Directors of the Company met eleven times during the year ended December 31, 2007. During 2007, no Director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and meetings of Committees of which the Director was a member. Board members are expected to attend the Company's annual meetings of shareholders. All of the Company's Directors were in attendance at the Company's May 7, 2007 Annual Meeting of Shareholders.

Director Independence

The Company's Guidelines indicate that the Board shall be comprised of a majority of independent Directors. Each year the Nominating and Corporate Governance Committee reviews all relationships between Directors and the Company and its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company or any of its subsidiaries) in accordance with the objective criteria of independence set forth by the New York Stock Exchange ("NYSE") and the SEC and considers whether any relationship, individually or in the aggregate, is material and has impaired or may impair a Director's exercise of independent judgment. The Nominating and Corporate Governance Committee also reviews a summary of the answers to annual questionnaires completed by each of the Directors, a report of transactions with Director-affiliated entities, Code of Ethics certifications (described below), the status of complaints filed with the Company's confidential communication hotline, and a review of Company donations to charitable organizations (noting that The Harvey Hubbell Foundation Educational Matching Gifts Program is available to all Directors, officers and employees and matches gifts up to a maximum of $4,000 of eligible gifts made by an individual in any single calendar year). Following review and discussion, the Nominating and Corporate Governance Committee and the Company's Vice President, General Counsel and Secretary, provide the results of this analysis and supporting information to the Board of Directors.

In evaluating and determining the independence of the Directors, the Nominating and Corporate Governance Committee considered that Messrs. Brooks, Edwards, Meyer, Swift and Van Riper serve as directors of other companies, and that Mr. Guzzi is president and chief operating officer of a company that in the ordinary course of business, directly or through a subsidiary, purchases goods from or supplies goods to the Company, one of its subsidiaries, or an authorized Company distributor. The Nominating and Corporate Governance Committee considered the dollar amounts of transactions and any related arrangements between the Company and any of the applicable customers or suppliers under NYSE guidelines, and determined that all were below the amount required for disclosure of related party transactions under the federal securities laws, and none otherwise impaired the applicable Director's independence. In addition, the Nominating and Corporate Governance Committee considered Mr. Ratcliffe's prior service to the Company as President and Chief Executive Officer ending in 2001, as Chairman of the Board and a consultant each ending in 2004, and the fact that he no longer had any relationship with the Company except as a Director, and determined that in addition to meeting the NYSE "bright line" test for independence with respect to such prior service to the Company, such prior service did not otherwise impair his independence. In determining the nominees for election as Directors at the 2008 Annual Meeting of Shareholders, the Nominating and Corporate Governance Committee noted that Mr. Ratcliffe will reach the age of 72 in March 2008 and that the Company's Guidelines provide that upon reaching age 72 a Director shall not thereafter stand for reelection unless the Board, based upon the recommendation of the Nominating and Corporate Governance Committee, makes an exception to this standard as deemed appropriate in the interests of the Company's shareholders. The Committee determined that a waiver of the guideline was appropriate in Mr. Ratcliffe's case in light of his extensive managerial experience and deep knowledge of the Company's businesses.

As a result of this review, the Board has determined that the following Directors are independent in accordance with applicable law and the NYSE rules: Mr. E. Richard Brooks, Mr. George W. Edwards, Jr., Mr. Anthony J. Guzzi, Mr. Joel S. Hoffman, Mr. Andrew McNally IV, Mr. Daniel J. Meyer, Mr. G. Jackson Ratcliffe, Mr. Daniel S. Van Riper, and Mr. Richard J. Swift; and that Mr. Timothy H. Powers is not independent. Mr. Powers is not considered an independent outside Director because of his employment as Chairman of the Board, President and Chief Executive Officer of the Company.

Code of Ethics

The Company has a Conflicts of Interest Policy, Business Ethics Policy and Use of Undisclosed Information Statement ("Code of Ethics"), which is the Company's "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. The Code of Ethics can be viewed on the Company's website at **www.hubbell.com** and is available free of charge to any shareholder who submits a written request to the Secretary of the Company. The Company requires all officers and Directors to certify compliance with the Code of Ethics on an annual basis. Waivers to the Code of Ethics as to officers and Directors may be made only by the Company's Board of Directors or an appropriate committee of the Board of Directors, and will be promptly disclosed to Company shareholders through the Company's website.

Lead Director

The Board of Directors has established a Lead Director position which rotates annually among the chairs of the Board Committees, as detailed in the Guidelines, immediately following the Company's annual meeting. The Lead Director coordinates the activities of the Directors who are not Company officers (including those who are not independent by virtue of a material relationship, former status or family membership, or for any other reason) (collectively, the "Non-Management Directors"), coordinates the agenda for and chairs sessions of the Non-Management Directors, and facilitates communications between the Non-Management Directors and the other members of the Board of Directors, and the management of the Company. Currently, Mr. McNally is the Lead Director and he is expected to hold this position through the Company's 2008 Annual Meeting of Shareholders.

Communications with Directors

Shareholders and interested parties may communicate with either the Company's Lead Director or with the Non-Management Directors as a group by using any of the following methods: (a) via Listen Up confidential communication: (i) electronically at **http://www.listenupreports.com**; (ii) fax to 1-312-635-1501; (iii) toll free to 1-888-789-6627; or (iv) by mail to Listen Up Reports, P.O. Box 274, Highland Park, Illinois 60035; or (b) by writing to: Board of Directors, c/o Richard W. Davies, Vice President, General Counsel and Secretary, Hubbell Incorporated, 584 Derby Milford Road, Orange, Connecticut 06477. Such communications will be distributed to the specific Director(s) requested by the shareholder or, if generally to the Board, to other members of the Board as may be appropriate depending on the material outlined in the shareholder communication. For example, if a communication relates to accounting, internal accounting controls, or auditing matters, the communication will be forwarded to the Chairman of the Audit Committee.

Board Committees

The Board of Directors has Audit, Compensation, Executive, Finance, and Nominating and Corporate Governance Committees. The principal responsibilities of each of these committees is described generally below, and in detail in their respective Committee Charters. The Charter for each of the Company's (i) Audit Committee, (ii) Compensation Committee, (iii) Finance Committee, and (iv) Nominating and Corporate Governance Committee are available on the Company's website at **www.hubbell.com.** The Charter for the Executive Committee is incorporated into Article III, Section 1, of the Company's By-Laws which are also posted on the Company's website. Copies of the Charters and By-Laws are also available free of charge to any shareholder who submits a written request to the Secretary of the Company.

Audit Committee

Messrs. Brooks, Guzzi, Hoffman, Meyer, Swift and Van Riper serve as members of the Audit Committee, with Mr. Meyer as Chairman. The Audit Committee consists of members who are "independent" as defined in the current NYSE listing standards and regulations adopted by the SEC under the federal securities laws. The Audit Committee appoints independent registered public accountants to serve as auditors for the following year, subject to ratification by the shareholders at the annual meeting; meets periodically with the independent registered public accountants, internal auditors, and appropriate personnel responsible for the management of the Company and subsidiary companies concerning the adequacy of internal controls and the objectivity of the financial reporting of the Company; reviews and oversees the independence of the Company's independent registered public accountants; reviews and discusses the Company's internal audit function and its personnel; pre-approves the hiring of the independent registered public accountants for audit and non-audit services; and reviews and approves the scope of the audit and fees for the audit and non-audit services performed by the independent registered public accountants. The independent registered public accountants and the Company's management and internal auditors each meet alone with the Audit Committee several times during the year and have access at any time to the Audit Committee. The Board of Directors has determined, in its business judgment, that each member of the Audit Committee is financially literate, at least one member of the Audit Committee meets the NYSE standard of having accounting or related financial management expertise and that Messrs. Van Riper and Meyer each meet the SEC criteria of an "audit committee financial expert". The Audit Committee met nine times in 2007.

Executive Committee

Messrs. Edwards, Hoffman, McNally, Powers, and Ratcliffe serve as members of the Executive Committee, with Mr. Ratcliffe as Chairman. The Executive Committee meets during intervals between meetings of the Board of Directors and may exercise all the powers of the Board of Directors in the management of the business, and properties and affairs of the Company, except certain powers set forth in the By-Laws of the Company. The Executive Committee met one time in 2007.

Compensation Committee

Messrs. Edwards, McNally, Swift, and Van Riper serve as members of the Compensation Committee, with Mr. Edwards as Chairman. The Compensation Committee consists of Directors who are "independent" as defined in the current NYSE listing standards and regulations adopted by the SEC under the federal securities laws. The Compensation Committee conducts an annual appraisal of the performance of the Chief Executive Officer and determines the compensation (salary plus additional compensation and benefits) of the Chief Executive Officer. After consultation with the Chief Executive Officer and the Chairman of the Board of Directors, the Compensation Committee also determines the compensation of other members of the Company's key management group. The Compensation Committee evaluates the performance of the Chairman of the Board of Directors; determines equity grants under the Company's 2005 Incentive Award Plan; recommends (for approval) to the Board of Directors pension changes, and other significant benefits or perquisites; and reviews the members of the Company's key management group and plans for the development of qualified candidates, and reports to the Board of Directors annually. The Compensation Committee met seven times in 2007.

Finance Committee

Messrs. Edwards, McNally, Powers, and Ratcliffe serve as members of the Finance Committee, with Mr. McNally as Chairman. The Finance Committee recommends to the Board of Directors of the Company proposals concerning long- and short-term financing, material divestments and acquisitions, cash and stock dividend policies, programs to repurchase the Company's stock, stock splits, and other proposed changes in the Company's capital structure; periodically reviews the Company's capital expenditure policy and recommends changes to the Board of Directors, where appropriate, and when requested by the Board of Directors, reviews and makes recommendations to the Board of Directors with respect to proposals concerning major capital expenditures and leasing arrangements; monitors the Company's effective tax rate and related tax matters; reviews annually the Company's insurance programs and their adequacy to protect against major losses and liabilities; reviews and monitors the administration and asset management of the Company's employee benefit plans, including the selection of investment and other advisors, the allocation of assets between fixed income and equity, the performance of plan investment managers and pension plan contributions; and reviews and monitors the administration of the Company's cash and investment portfolios, including the Company's investment guideline policies. The Finance Committee met three times in 2007.

Nominating and Corporate Governance Committee

Messrs. Brooks, Guzzi, Hoffman, and Meyer serve as members of the Nominating and Corporate Governance Committee, with Mr. Brooks as Chairman. The Nominating and Corporate Governance Committee consists of Directors who are "independent" as defined in the current NYSE listing standards and regulations adopted by the SEC under the federal securities laws. The Nominating and Corporate Governance Committee assists the Board of Directors in fulfilling its responsibilities by identifying individuals qualified to become Board members; recommending Director nominees to be elected at the next annual meeting of shareholders or appointed by the Board of Directors to fill vacancies on the Board; reviewing and recommending (for approval) to the Board of Directors compensation for service on the Board of Directors and its various committees, policies governing retirement from the Board of Directors, and individuals to serve as the Company's officers and members of the various committees of the Board of Directors; reviewing and recommending to the Board (for approval) changes proposed by the Chairman of the Board and the Chief Executive Officer pertaining to the structure and appointment of the Company's officers; and developing and recommending to the Board of Directors the adoption, or amendment, of the Guidelines and principles applicable to the Company. The Nominating and Corporate Governance Committee met seven times in 2007.

Director Nominations

As set forth in the Guidelines, the Board's Nominating and Corporate Governance Committee works with the Board on an annual basis to determine the size of the Board and the appropriate characteristics, skills and experience for the Board and its individual members. The Committee recommends to the Board candidates for Board membership in accordance with the Guidelines and the selection criteria outlined in its Charter. In evaluating suitability to the Board, the Committee considers candidates on the basis of their ability to make independent analytical inquiries; general understanding of marketing, finance and other elements relevant to the success of a publicly traded company in today's business environment; educational and professional background; experience in corporate governance (such as an officer or a former officer of a publicly held corporation); experience in the Company's industry; experience as a board member of another publicly held corporation; and academic expertise in an area of the Company's operations. Candidates are assessed on the basis of their qualifications, experience, skills and ability to enhance shareholder value, without regard to gender, race, color, national origin, or other protected status. The Nominating and Corporate Governance Committee and the Board evaluate each candidate in the context of the Board as a whole. The objective is to assemble a Board with diverse experience in these various areas that can best perpetuate the success of the business and represent shareholder interests through the exercise of sound judgment.

In searching for qualified Director candidates for election to the Board and to fill vacancies on the Board, the Board solicits current Directors for the names of potentially qualified candidates and may ask Directors to pursue their own business contacts for the names of potentially qualified candidates. The Nominating and Corporate Governance Committee may also consult with outside advisors or retain search firms to assist in the search for qualified candidates and will consider suggestions from shareholders for nominees for election as Directors and evaluate such suggested nominees on the same terms as candidates identified by Directors, outside advisors or search firms selected by the Nominating and Corporate Governance Committee.

Any shareholder who intends to propose a candidate to the Nominating and Corporate Governance Committee for nomination as a Director should deliver written notice to the Secretary of the Company with the following information: (a) the nominee's biographical data (including business experience, service on other boards, and academic credentials), (b) all transactions and relationships, if any, between the nominating shareholder or such nominee, on the one hand, and the Company or its management, on the other hand, as well as any relationships or arrangements, if any, between the nominating shareholder and the nominee and any other transactions or relationships of which the Board of Directors should be aware in order to evaluate such nominee's potential independence as a Director, (c) detailing whether the nominee or the nominating shareholder is involved in any on-going litigation adverse to the Company or is associated with an entity which is engaged in such litigation and (d) whether the nominee or any company for which the nominee serves or has served as an officer or director is, or has been, the subject of any bankruptcy, SEC or criminal proceedings or investigations, any civil proceedings or investigations related to fraud, accounting or financial misconduct, or any other material civil proceedings or investigations. The notice must also contain a written consent confirming the nominee's (a) consent to be nominated and named in the Company's proxy statement and, if elected, to serve as a Director of the Company, and (b) agreement to be interviewed by the Nominating and Corporate Governance Committee and submit additional information if requested to do so. Any such notice should be delivered to the Company sufficiently in advance of the Company's annual meeting to permit the Nominating and Corporate Governance Committee to complete its review in a timely fashion.

Once potential candidates are identified, the Nominating and Corporate Governance Committee reviews the backgrounds of those candidates. Candidate(s) who appear to be suitable based upon their qualifications and the Board's needs are then interviewed by the independent Directors and executive management. Candidates may be asked to submit additional information to the Company, after which the Nominating and Corporate Governance Committee makes its recommendation to the Board. If the Board approves the recommendation, the recommended candidate is nominated for election by the Company's shareholders or the candidate is appointed by the Board to fill a vacancy on the Board.

Shareholder Nominations for Director

The Company's By-Laws contain time limitations, procedures and requirements relating to direct shareholder nominations of Directors. Any shareholder who intends to bring before an annual meeting of shareholders any nomination for Director shall deliver written notice to the Secretary of the Company setting forth specified information with respect to the shareholder and additional information as would be required under SEC regulations for a proxy statement used to solicit proxies for such nominee. In general, the notice must be delivered not less than seventy days nor more than ninety days prior to the first anniversary of the preceding year's annual meeting (or, if the date of the 2009 Annual Meeting of Shareholders is more than twenty days before or more than seventy days after May 5, 2009, notice by the shareholder must be so delivered not earlier than ninety days prior to the meeting and not later than seventy days prior to the meeting or the tenth day following the date on which public disclosure of the date of the meeting is first made by the Company) and, if the number of Directors to be elected at the 2009 Annual Meeting of Shareholders is increased and there is no public announcement by the Company naming all of the nominees for Director or specifying the size of the increased Board of Directors at least eighty days prior to May 5, 2009, notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary of the Company not later than the close of business on the tenth day following the day on which such public announcement is first made by the Company. The Company's By-Laws can be viewed on its website at **www.hubbell.com**.

COMPENSATION DISCUSSION AND ANALYSIS

Overview/Philosophy

The total direct compensation package for the Company's executives is made up of three elements:

- base salary,
- a short-term incentive program in the form of a discretionary, performance-based annual bonus, and
- a long-term incentive program in the form of equity-based compensation.

Executives also receive indirect compensation through employee benefit plans, perquisites and severance protection.

Accordingly, the total compensation set forth in the Summary Compensation Table, consists of both variable (annual bonus and long-term equity grants valued as if paid currently) as well as non-variable compensation (base salary, benefit plans, and perquisites).

Variable compensation provides Company executives with additional compensation based on both Company and individual performance. The performance goals assigned to variable compensation opportunities are designed to promote the Company's strategic interests, thereby aligning executives' financial concerns with those of the Company's shareholders. Variable and non-variable compensation provides Company executives with a stable source of income which is intended to provide market levels of compensation in order to attract and retain key management. The Company has adopted an incentive-pay-for-performance philosophy pursuant to which the greatest portion of an executive's total direct compensation is variable and therefore is linked to performance on both a short-term and long-term basis.

The Role of the Compensation Committee and Compensation Consultant

The Compensation Committee determines the Company's compensation philosophy and approves each element of the Company's executive officers' compensation. In determining the amount of total direct compensation for the Chief Executive Officer, the Chief Financial Officer and the three other most highly paid executive officers, referred to as the "named executive officers", the Compensation Committee has sought the advice of and reviewed data provided by Exequity, LLP ("Exequity"), an independent outside compensation consultant. Exequity advises the Compensation Committee with respect to named executive officer compensation. Exequity does not advise the management of the Company, and receives no compensation from the Company for services other than as directed by the Compensation Committee and the Nominating and Corporate Governance Committee (for which Exequity provides guidance with respect to independent Director compensation).

In 2007, the Compensation Committee discussed its compensation philosophy with Exequity, but otherwise did not impose any specific limitations or constraints on, or otherwise direct, the manner in which Exequity performed its advisory services. As advisor to the Compensation Committee, Exequity reviewed the total compensation strategy and pay levels for the Company's named executive officers, examined all aspects of the Company's executive compensation programs to ensure their ongoing support of the Company's business strategy, informed the Compensation Committee of developing legal and regulatory considerations affecting executive compensation and benefit programs, and provided general advice to the Compensation Committee with respect to all compensation decisions pertaining to the Chief Executive Officer and to all senior executive compensation recommendations submitted by management.

The Compensation Committee considers recommendations made by the Chief Executive Officer with respect to compensation for executives that report directly to him. However, the Compensation Committee is the sole determinant of all final executive compensation decisions.

Benchmarking

Exequity supplied the Compensation Committee with compensation data for each element of the total direct compensation package (salary, bonus, and equity awards). The Compensation Committee benchmarked to the median pay levels for specific positions at manufacturing companies represented in the Hewitt Associates Total Compensation DataBase™ which equates to a community of over 200 companies in the U.S. general manufacturing sector. The data relied upon by the Compensation Committee was a statistical summary of the pay practices for the manufacturing companies in that database and was not representative of any individual companies. In fact, the Compensation Committee does not know the identity of the companies whose pay practices are reflected in the statistical summary, nor does it receive information with respect to pay practices at any individual company included in the database. Throughout this Compensation Discussion and Analysis ("CD&A") references to "benchmarking", "competitive data" or "market" refers to this statistical summarized data.

The Compensation Committee's decision to benchmark the Company's executive compensation levels to the practices of such general manufacturing companies reflects the fact that the source and the destination of the Company's senior executive talent extend beyond the limited community of electrical manufacturers and includes a wide range of other organizations in the manufacturing sectors outside the Company's traditional competitors for products and services. Benchmarking pay practices to an indiscriminate representation of general industry ensures that the Company sets its pay at such levels as will position it to attract and retain qualified senior executives in the face of competing pressures in the Company's relevant labor markets.

The Compensation Committee's review of the data in 2007 showed the Company's total pay structure for its executives to be competitive with 50th percentile practices in that external market, the position to which the Committee aims to manage executive compensation opportunities. The actual base salary, Target Total Cash (base salary plus target bonus), and Total Compensation (total target cash plus the grant date value of long-term incentive opportunities) for the named executive officers as a group were positioned close to the 50th percentile, as shown in the following table:

	Base Salary	Target Total Cash	Total Compensation
Target Position	50th percentile	50th percentile	50th percentile
Actual Position	+0.1% above	+2.4% above	+4.1% above

To ensure a comprehensive evaluation of total remuneration, compensation tally sheets totaling 2007 compensation for each named executive officer were prepared for, and reviewed by, the Compensation Committee. These tally sheets identified and valued each component of the named executive officer's compensation, including base salary, bonus, incentive equity awards, pension benefits, deferred compensation, perquisites, and potential change in control and severance benefits, and provided an aggregate sum for each executive. The Compensation Committee intends to continue the practice of reviewing tally sheets on at least an annual basis to aid it in its administration of the Company's compensation program.

Base Salary

Base salaries are determined by reference to competitive data and individual levels of responsibility. As noted previously, the Company defines its market competitive position for base salaries as the 50th percentile of the market data. This benchmark represents the Compensation Committee's belief that base compensation, which is not performance-based, should be competitive in order to attract and retain qualified individuals. However, in light of the Company's performance for 2006, the Compensation Committee postponed salary increases for the named executive officers that would have placed their salaries at approximately the targeted 50th percentile. Following the Company's improved performance during the first quarter of 2007, those increases were approved and made effective in June 2007.

Non-Equity Incentive Plan Compensation (Bonus)

Like base salaries, annual bonus expenditures are targeted at 50th percentile levels for similarly-sized companies across general industry. Cash bonuses for executives are paid pursuant to the Company's Incentive Compensation Plan and Senior Executive Incentive Compensation Plan ("Senior Plan"). Individual target bonus levels for each executive are determined by reference to competitive data provided by Exequity, though actual bonuses paid to each executive reflect achievement of Company financial and strategic plan goals which include factors such as cash flow and earnings per diluted share ("EPS").

Most of the named executive officers participated in the Incentive Compensation Plan in 2007. Messrs. Powers and Nord participated in the Senior Plan, a program that is specifically constructed so as to protect for the Company the tax deductibility of bonus awards earned by Messrs. Powers and Nord.

The following sections provide a general description of how the Incentive Compensation Plan and Senior Plan work:

Incentive Compensation Plan — Named Executive Officers Other Than The Chief Executive Officer and Chief Financial Officer

The Incentive Compensation Plan is structured to closely resemble the design of executive bonus plans that are common at other companies in the general manufacturing environment. Maintaining a bonus plan that typifies those used elsewhere enhances the appeal of the Company's compensation program generally and strengthens the Company's ability to attract and retain high quality executive talent.

The Incentive Compensation Plan authorizes the creation of an incentive compensation pool each year equal in amount to 15% of the excess of the Company's consolidated earnings over 10% of the beginning year invested capital and long-term debt. Actual bonus awards are paid based on the extent to which the Company achieves Compensation Committee-approved performance goals with respect to essential operating measures such as EPS, operating profit, and trade working capital, as well as other strategic objectives as determined in the discretion of the Compensation Committee.

Incentive Compensation Plan participants can earn from 50% to 200% of their target bonus each year, based on performance. However, if performance falls below a pre-established minimally acceptable threshold, then no bonus is payable at all. For 2007, the Compensation Committee established two measures of performance as the criteria on which bonuses would be paid for some or all named executive officers: EPS and free cash flow (cash flow from operations less capital expenditures). EPS was selected because it was deemed by the Compensation Committee to affect shareholder value most directly and to be an important variable in determining share price. Free cash flow was selected because it is an important determinant in Company performance.

Corporate Officer Bonus Criteria

For corporate officers, bonuses were paid on achievement of established EPS and free cash flow targets according to the following schedule:

Percent of Target Bonus	Measures	Bonus Payout
100%	EPS — 80%	Minimum: $2.44 = 50% Target: $3.05 = 100% Maximum: ≥ $3.66 = 200% **Actual: $3.50 = 174%**
	Free cash flow — 20%	Minimum: $146M = 50% Target: $183M = 100% Maximum: ≥ $220M = 200% **Actual: $279M = 200%**

If the minimum levels of EPS of $2.44 and free cash flow of $146 million were not obtained, then no bonus was to be paid. For EPS and free cash flow between the minimum and maximum, bonus amounts were to be interpolated on a straight-line basis. For 2007, actual EPS was $3.50 and free cash flow was $279 million, therefore, the actual bonus payable to Mr. Davies under the Incentive Compensation Plan, and Messrs. Powers and Nord under the Senior Executive Incentive Compensation Plan (discussed on page 21), resulted in a composite payout of 179% of target bonus. Mr. Davies target bonus is 60% of his base salary. The bonuses earned by Messrs. Powers, Nord and Davies as shown in the Summary Compensation Table on page 28 reflect this level of achievement.

Group Vice President Bonus Criteria

In addition to EPS and free cash flow, the group vice presidents' bonuses were principally determined using a composite of (i) operating profit and trade working capital objectives specific to the group vice presidents' business unit (for Mr. Muse, the lighting business ("Lighting"), and for Mr. Smith, the power systems business ("Power")), and (ii) strategic objectives that were identified as being important indicia of success for the group vice president's respective business unit. The weightings of each performance measure and the potential bonus payout for Messrs. Muse and Smith were as follows:

Percent of Target Bonus	Measures	Bonus Payout
70%	Operating Profit — 75% Trade working capital — 25%	Minimum: < 80% = 0% Target: 100% = 100% Maximum: ≥ 120% = 200%
15%	EPS — 80%	Minimum: $2.44 = 50% Target: $3.05 = 100% Maximum: ≥ $3.66 = 200%
	Free cash flow — 20%	Minimum: $146M = 50% Target: $183M = 100% Maximum: ≥ $220M = 200%
15%	Strategic objectives	Compensation Committee discretion based on achievements related to strategic objectives

Focusing a significant portion of the group vice presidents' bonuses on operating profit and trade working capital results was deemed by the Compensation Committee to promote decision making that would best increase the value of the business unit over which the officer has direct oversight and control.

The operating profit, trade working capital, EPS and free cash flow goals were the only goals material to the determination of Messrs. Muse's and Smith's annual bonus. The strategic objectives for Messrs. Muse and Smith were selected by the Compensation Committee after identifying with management certain objectives that were critical for the success of Messrs. Muse's and Smith's respective business unit and relate to central elements for the strategic plan of each business. However, no one strategic objective was material to the determination of his annual bonus. The strategic objectives are not formula driven, but rather reflect the Compensation Committee's judgment with respect to achievements in leveraging the Company's enterprise business system including advancements in standardized reporting and available functionality.

Mr. Muse. The Lighting business achieved operating profit performance that was improved from the prior year but below target which resulted in a payout for Mr. Muse of 89% on the operating profit objective. Mr. Muse earned no incentive pay on the trade working capital portion of the composite measure because the Lighting business did not achieve at least 80% of the stated objective. When blended to form the composite measure (75% weight operating profit plus 25% weight trade working capital), Mr. Muse earned a 67% payout on this composite measure. The Compensation Committee assessed Mr. Muse's performance on the strategic objectives and determined that such results corresponded to a financial performance level of 150%. As a result, Mr. Muse's actual bonus for 2007 was determined as shown in the following table:

Percent of Target Bonus	Measures	Target	Actual Performance	Performance Result
70%	Operating profit — 75%	21% increase over prior year	16% increase over prior year	67%
	Trade working capital as a percentage of net sales — 25%	0 change over prior year	7.8 percentage point increase over prior year	
15%	EPS — 80%	$3.05	$3.50	179%
	Free cash flow — 20%	$183 million	$279 million	
15%	Strategic objective	See above	150%	150%

Based upon these performance results, Mr. Muse's combined payout is 96% of his target bonus which is 70% of his base salary.

Mr. Smith. The Power business achieved operating profit performance that was significantly improved from last year but slightly below target over the prior year which resulted in a payout for Mr. Smith of 95% on the operating profit objective. The Power business achieved trade working capital equal to 89% of the stated objective. This performance translated to a payout of 72% on the trade working capital objective. When blended to form the composite measure (75% weight of operating profit plus 25% weight trade working capital), Mr. Smith earned a 89% payout on this composite measure. The Compensation Committee assessed Mr. Smith's performance on the strategic objectives and determined that such results corresponded to a financial performance level of 170%. As a result, Mr. Smith's actual bonus for 2007 was determined as shown in the following table:

Percent of Target Bonus	Measures	Target	Actual Performance	Performance Result
70%	Operating profit — 75%	33% increase over prior year	31% increase over prior year	89%
	Trade working capital as a percentage of net sales — 25%	1.5 percentage point decrease over year	1.0 percentage point decrease over prior year	
15%	EPS — 80%	$3.05	$3.50	179%
	Free cash flow — 20%	$183 million	$279 million	
15%	Strategic objective	See above	170%	170%

Based upon these performance results, Mr. Smith's combined payout is 115% of his target bonus which is 70% of his base salary.

Senior Executive Incentive Compensation Plan — Chief Executive Officer and Chief Financial Officer

The Senior Plan is the means for paying bonus awards to the limited number of named executive officers whose incentive compensation opportunities might not otherwise be tax deductible due to the application of Section 162(m) of the Internal Revenue Code of 1986 (the "Code"). The Senior Plan is constructed to ensure that bonuses paid to its participants are performance-based, thereby ensuring that such bonuses remain tax deductible under Section 162(m) of the Code. Plans like the Senior Plan are widely used by companies in the general manufacturing sector as they ensure the tax deductibility of the compensation paid. Their prevalence across general industry helps promote interest in the Company's compensation programs among the community of high quality senior executives that the Company strives to recruit and retain.

Bonuses under the Senior Plan also are earned contingent on the achievement of Compensation Committee-approved goals. Participants become entitled to a percentage of the bonus fund described in connection with the Incentive Compensation Plan. Under the terms of the Senior Plan, for example:

Mr. Powers was eligible to earn a maximum bonus for 2007 equal to the lesser of:

- 15% of the amount of the incentive compensation fund established under the Incentive Compensation Plan, or
- $5,000,000.

Mr. Nord's maximum bonus for 2007 was the lesser of:

- 10% of the amount of the incentive compensation fund established under the Incentive Compensation Plan, or
- $5,000,000.

The Compensation Committee then uses its discretion to size actual bonus payments in relation to goal attainment. However, awards approved by the Compensation Committee under the Senior Plan have mirrored those that would have been paid to participants had they been awarded under the Incentive Compensation Plan at a target of 100% of base salary for Mr. Powers, and a target of 70% of base salary for Mr. Nord. It follows, therefore, that in 2007 Messrs. Powers and Nord were eligible to earn a maximum bonus equal to 200% of their respective target bonus if EPS exceeded $3.66 and free cash flow exceeded $220M. The Compensation Committee then was permitted to reduce (but not increase) these bonus amounts according to its discretionary assessment of performance. This formulation is necessary to ensure that (i) any bonuses payable are deductible under Section 162(m) of the Code, and (ii) the amount of bonus payable remains in line with the total compensation targeted percentiles described on page 16.

In exercising its discretion to reduce the maximum earned bonus to the level reported in the Summary Compensation Table, the Compensation Committee considered the same EPS and free cash flow performance goals, weightings and formulation that it applied to the Incentive Compensation Plan participants. For 2007, since actual EPS was $3.50 and free cash flow was $279 million, the Compensation Committee approved for Messrs. Powers and Nord the bonuses displayed in the Summary Compensation Table on page 28 which mirrored the bonuses that they would have received as corporate officers under the Incentive Compensation Plan.

Equity-Based Compensation

The Company matches compensation practices in the general manufacturing sector by extending to its executives the opportunity to earn rewards in the form of Company shares. The long-term incentive compensation program is the means by which shares are earned. The objectives of the long-term incentive compensation program are to:

- Generate growth in the Company's share price by rewarding activity that enhances enterprise value.
- Ensure long-term rewards are commensurate with performance.
- Facilitate the accumulation of shares by executives, thereby enhancing ownership levels and promoting value-added decision making.

In 2007, the Compensation Committee approved for the named executive officers awards of Class B Common Stock in the form of restricted stock, SARs, and performance shares. The Committee believes granting awards in these formats uses shares efficiently while increasing executive stock ownership commensurate with the Company's performance. More specifically, the Compensation Committee deems the issuance of these particular award types to satisfy the Company's compensation objectives in the following manner:

- SARs and performance shares strengthen the performance orientation of the award program.
- Restricted stock builds equity ownership which is more closely aligned to that of other stockholders.
- SARs, restricted stock and performance shares efficiently use shares to deliver targeted value to executives.

The Compensation Committee also understands from its review of the benchmark data that delivering long-term incentive award value in a blend of these formats is emblematic of how other companies in the manufacturing sector are delivering equity awards to executives in senior leadership positions.

The value of equity awards granted to executives each year (the number of SARs, restricted stock, or performance shares awarded subject to the achievement of performance targets) is based on several factors, including:

- Reviews of external practices as provided by Exequity.
- The Compensation Committee's assessment of the Company's financial performance in the short- and long-term.
- The value of awards granted in prior years.

In 2007, the Compensation Committee granted the named executive officers equity awards with aggregate values that approximated the median long-term incentive values reported in benchmarking data. The Compensation Committee determined that the best balance of the Company's interests in motivating, retaining and rewarding the named executive officers, is by having 50% of each executive's long-term incentive award value in the form of SARs, 25% in restricted stock, and 25% percent in performance shares. This particular blend of award formats was viewed by the Compensation Committee as being representative of the prevailing mix in the external market. This decision to align the Company's mix of equity grants with the benchmark norm was deemed to be consistent with the Company's broader objective of extending market representative pay opportunities. However, in 2007, Mr. Davies did not receive any restricted or performance share awards, but was granted only SARs. This was because Mr. Davies is near retirement age and if he chose to retire before the end of the normal vesting period he would forfeit any restricted and performance share grants and would not receive any value for such awards.

Accordingly, the Compensation Committee determined that a SAR only award was the most appropriate method of providing Mr. Davies with long-term incentive compensation.

Performance Share Awards

In 2007, performance share awards were earned based on achievement with respect to two performance considerations:

- The Company's total return to shareholders ("TRS") compared to the TRS generated by the other companies that comprise the S&P Mid-Cap 400 Index ("Index"), and
- Improvements in the Company's operating margins.

These two performance considerations are measured over a period of three consecutive fiscal years, and the opportunity to earn performance shares is contingent on the Company's results with respect to each measure as shown in the following table and further described below:

Percent	Performance Measure	Performance	Payout
50%	Total Return to Shareholders(1)	≥ 80th%ile of Index At 50th%ile of Index At 35th%ile of Index Below 35th%ile of Index	200% 100% 50% 0%
50%	Operating Margin Improvement(2)	≥ 400 Basis Points 300 Basis Points 250 Basis Points Below 250 Basis Points	200% 100% 50% 0%

(1) For every percentile increase in performance, the payout will increase 3.33% (interpolated on a straight line basis).

(2) For every single basis point improvement, the payout will increase by 1%.

Importantly, all performance share awards (both shares earned based on TRS and operating margin performance) remain subject to a shareholder protection mechanism such that no shares will be paid in the event the Company's TRS over the three-year performance period is below the 20th percentile of the Index. The performance shares therefore provide pay only in the event of performance thereby linking the named executive officer's incentives to shareholder interests and returns.

Equity Grant Practices

Equity-based grants are usually made once a year, after the Compensation Committee has assessed the Company's performance for such year. Historically, stock option and SAR grants have been made at the Compensation Committee's regularly scheduled meeting held in early December, with limited exceptions related to newly appointed or promoted executives, or in connection with an acquisition. In 2007, SAR grants were made on December 3, 2007 at the regularly scheduled Compensation Committee meeting. An SAR gives the right to the holder to receive, once vested, the value in shares of the Company's Class B Common Stock equal to the positive difference between the base price and the fair market value of a share of Class B Common Stock upon exercise.

The base price pursuant to which the value of an SAR is measured was determined under the 2005 Incentive Award Plan which is the mean between the high and low trading prices of Class B Common Stock as reported on the New York Stock Exchange on the trading day immediately preceding the date of grant (*i.e.* November 30, 2007 — $54.56). The Company uses the mean between the high and the low of the trading prices on the date immediately before the date of grant and not the closing price of its stock on the date of grant for two reasons. First, the Company determined the base price using trading prices from the day before the grant so that the Compensation Committee would know the exact grant price and could determine the exact value of each grant before it was made. Second, the Company uses the mean between the high and low trading prices of its stock rather than the closing price because the relatively low volume at which the Company's stock trades suggests that the mean represents a more accurate picture of the fair market value of the stock than does the closing price.

Stock Ownership Guidelines for Executives

In 2005, the Company adopted stock ownership guidelines applicable to the named executive officers as well as other officers and designated employees. The Company's Policy Regarding Stock Ownership and Retention by Officers and Designated Company Personnel requires that officers and certain designated employees ("Senior Employees"), consistent with their responsibilities to the shareholders of the Company, hold a significant equity interest in the Company. The Board expects all Senior Employees to make a good faith effort, depending on the circumstances, to attain a share ownership equal to their base salary multiplied by a certain multiplier, and divided by the fair market value of the Company's Class B Common Stock on January 1, 2005, or $52.30 ("Minimum Share Requirement").

The share ownership multiples are set forth in the following table:

Executive Level	Multiple of Base Salary
Chief Executive Officer	4x
Chief Financial Officer	3x
Group Vice Presidents and other Corporate Officers	2x
Vice Presidents and General Managers	1x

Senior Employees have five years from the earliest date on which any option to acquire Company securities owned by such Senior Employee fully vests to meet their minimum share requirements. Until the Minimum Share Requirement is met, and thereafter whenever the Minimum Share Requirement is not met, a Senior Employee must retain fifty percent (50%) of net shares acquired pursuant to the exercise of a stock option or SAR. Once the Minimum Share Requirement is satisfied, the Senior Employee must continue to satisfy such requirement for so long as he or she remains a Senior Employee. Although the Company has not granted stock options since 2004, options granted prior to 2004 continue to vest and remain outstanding.

Shares that count toward the Minimum Share Requirement include shares held outright by the Senior Employee or by his or her spouse or minor children, shares held in trust for the benefit of the Senior Employee or his or her spouse or minor children, and restricted stock held pursuant to the 2005 Incentive Award Plan, or other equity compensation plan of the Company, but do not include shares underlying unexercised options or SARs (whether or not vested).

Employee Benefits

Named executive officers also receive employee benefits that are generally applicable to all employees, as well as certain retirement benefits, perquisites, severance and change in control protections. These additional benefits are of the type and amount available to other senior executives of manufacturing companies as demonstrated in the benchmarked data. The Compensation Committee believes that it is necessary to provide these benefits to executives in order to remain market competitive in attracting and retaining qualified executives.

Retirement Plans

In addition to the retirement plans which are made generally available to employees of the Company, which include a tax qualified defined benefit plan ("Basic Plan") and a defined contribution plan consisting of a 401(k) plan and a discretionary profit sharing contribution plan ("Contribution Plan"), the named executive officers and certain other selected executive officers participate in the Supplemental Executive Retirement Plan ("SERP"), and other executive officers are automatically eligible to participate in the Top Hat Restoration Plan ("Top Hat").

The Basic Plan and Contribution Plan are intended to provide employees, including the named executive officers, with retirement income. Only the Company contributes to the Basic Plan whereas both the Company and the employee contribute to the Contribution Plan. Employees hired after December 31, 2003 are not eligible to participate in the Basic Plan, but participate only in the Contribution Plan. The Company determined to no longer offer the Basic Plan to new employees after 2003, as it was no longer necessary in order to attract talent in the marketplace. Instead, the Company emphasized participation in the Contribution Plan with matching contributions and a discretionary profit sharing contribution which are more in line with current competitive retirement compensation practices.

The SERP provides key management executives the opportunity to earn pension benefits in addition to those that can be earned under the Basic Plan. The Top Hat allows key executives to earn pension benefits in excess of those that can be earned under the Basic Plan due to legal limits which apply to tax qualified retirement plans.

Additional information on the Basic Plan, Contribution Plan and SERP can be found under the section entitled "Retirement Plans" and the accompanying narrative to the Pension Benefits in Fiscal Year 2007 table on page 36.

Perquisites

The Company provides certain perquisites to its named executive officers. These perquisites provide flexibility to the executives and increase travel efficiencies, thereby allowing more productive use of executive time; protect the executive's physical and financial health and thus the Company's investment in their development; and encourage active involvement in Company marketing efforts. More detail on the Company's perquisites can be found in the narrative following the Summary Compensation Table beginning on page 30.

Severance, Continuity and Change in Control Benefits

In addition to retirement benefits, the Company provides for certain severance benefits in the event a named executive officer's employment is involuntarily or constructively terminated. Such severance benefits are designed to alleviate the financial impact of an involuntary termination through salary and health benefit continuation, as well as outplacement services, and with the intent of providing for a stable work environment. In addition to normal severance, the Company provides enhanced benefits in the event of a change in control as a means of reinforcing and encouraging the continued attention and dedication of key executives of the Company to their duties of employment without personal distraction or conflict of interest in circumstances which could arise from the occurrence of a change in control.

The Company extends severance, continuity, and change in control benefits because they are essential to help the Company fulfill its objectives of attracting and retaining key managerial talent. The decision to offer these benefits in 2007 did not influence the Compensation Committee's determinations concerning other direct compensation or benefit levels. In making the decision to extend the benefits, the Compensation Committee relied on the assurances of Exequity that the programs are representative of market practice, both in terms of design and cost. For example, the Compensation Committee's review of prevailing practices elsewhere demonstrated that the magnitude of the lump sum cash benefits payable following certain change-related terminations (3 times salary plus bonus) reflects general industry standards. Similarly, the promise to accelerate vesting in all outstanding stock awards also is emblematic of external norms. The Compensation Committee determined that extending these competitive benefits is necessary to attract and retain top quality executive talent.

Additional information on the Company's severance, continuity, and change in control benefits can be found under the section entitled "Potential Post-Employment and Change in Control Payments" and the accompanying tables and narrative on page 37.

Tax Deductibility of Compensation

Section 162(m) of the Code establishes an annual $1 million limit on the amount that the Company can deduct for compensation paid to any of its top five executives (as indicated in the Summary Compensation Table for that year), unless the compensation in excess of $1 million is performance-based. Payments under the Senior Plan, stock options and SARs granted under the Company's Equity Plans with an exercise price of at least fair market value, and performance shares granted under the 2005 Incentive Award Plan are intended to qualify as performance-based compensation exempt from the limitations of Section 162(m) of the Code.

The Committee believes that it is in the Company's best interests to maintain flexibility in the administration of the compensation program. In order to retain the flexibility to compensate the Company's management in the manner best promoting the Compensation Committee's policy objectives, the Compensation Committee does not require that all compensation be deductible. Accordingly, payments under the Incentive Compensation Plan and grants of restricted stock are not intended to qualify as performance-based compensation and may be subject to the $1 million deductibility limitation of Section 162(m) of the Code.

Compensation Committee Report

The Committee has reviewed the Compensation Discussion and Analysis and discussed its contents with members of the Company's management. Based on this review and discussion, the Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and in this Proxy Statement.

Compensation Committee

George W. Edwards, Jr., Chairman
Andrew McNally IV
Richard J. Swift
Daniel S. Van Riper

Cash and Other Forms of Compensation

The following table sets forth the total cash and other compensation paid or accrued by the Company for services rendered to the Company and its subsidiaries by the Company's named executive officers for the year ended December 31, 2007.

Summary Compensation Table for Fiscal Year 2007

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Plan Earnings ($)(3)	All Other Compensation ($)(4)(5)(6)	Total ($)
T. H. Powers	2007	$900,000	$694,540	$1,698,885	$1,611,000	$1,865,479	$ 57,523	$6,827,427
Chairman of the Board, President and Chief Executive Officer	2006	900,000	193,174	1,723,587	810,000	1,768,283	128,275	5,523,319
D. G. Nord	2007	391,250	547,580	195,710	501,200	231,270	73,414	1,940,424
Senior Vice President and Chief Financial Officer	2006	382,500	417,434	113,392	240,975	204,271	69,732	1,428,304
R. W. Davies	2007	336,750	110,003	493,490	368,919	399,395	59,702	1,768,259
Vice President, General Counsel and Secretary	2006	318,986	30,690	428,857	178,200	268,448	66,764	1,291,945
S. H. Muse	2007	393,521	179,256	349,974	268,800	210,715	33,787	1,436,053
Group Vice President	2006	392,595	50,771	385,709	167,363	219,042	31,961	1,247,441
T. P. Smith	2007	330,700	148,864	280,575	276,518	224,646	44,049	1,305,352
Group Vice President								

(1) Represents the dollar value of restricted stock awards, performance share awards, SARs and stock options recognized in the Company's Consolidated Statement of Income for 2007 under the provisions of Statement of Financial Accounting Standard No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). The dollar value represents the expense for awards granted in 2007 as well as in previous years. The determination of fair values for these awards is disclosed in the Stock-Based Compensation note within the Notes to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K. Includes restricted stock, performance shares and SARs some of which are not fully vested and may be subject to forfeiture.

(2) Reflects bonus earned during the fiscal years 2006 and 2007 under the Company's Incentive Compensation Plan and Senior Plan.

(3) Reflects the aggregate of the increase in actuarial value under the SERP and the Basic Plan for Messrs. Powers, Davies, Muse and Smith. For Mr. Nord, reflects the aggregate of the increase in actuarial value under the SERP only, as he is not eligible to participate in the Basic Plan. The present value of these accrued benefits at

December 31, 2006 and December 31, 2007 is based on a 5.75% and 6.50% discount rate, respectively, and the RP-2000 Mortality Table and the RP-2000 Mortality Tables projected with Scale AA, as published by the Internal Revenue Service on February 26, 2007, respectively. Participants are assumed to retire at age 62.

(4) The following table identifies the total amount and type of perquisites (✔) each named executive officer received in 2007 and the incremental cost of any individual perquisite that exceeds the greater of $25,000 or 10% of the total amount of perquisites for a named executive officer. The incremental cost of perquisites are included in the All Other Compensation column:

Name	Total ($)	Aircraft Usage	Automobile Usage	Country Club	Executive Medical	Financial Planning	Tax Preparation
T. H. Powers	$48,073	✔	✔	✔	✔	✔	—
D. G. Nord...........	56,975	✔	$26,037	✔	—	✔	—
R. W. Davies	50,382	✔	✔	✔	✔	—	✔
S. H. Muse...........	26,330	—	✔	✔	—	✔	—
T. P. Smith	36,727	—	✔	✔	—	✔	—

The Company's methodology for calculating costs associated with perquisites has been the incremental cost to the Company, which for personal use of the Company's aircraft includes fuel, landing fees, hangar fees, maintenance, catering, additional expenses relating to the crew and other expenses which would not have otherwise been incurred by the Company if the aircraft had not been used for personal travel, including such costs associated with any "deadhead" flights (*i.e.* flights without passengers). For personal use of the Company automobile, the incremental cost includes the sum of lease payments, fuel, taxes, maintenance, and insurance less monthly payments made by the named executive multiplied by the percentage attributable to personal use of the automobile. Country club membership, financial planning, tax preparation services and executive medical coverage are calculated using the actual cost to the Company for the benefit provided to the executive.

(5) Includes the Company's payment of the actual life insurance premium in the following amounts: Mr. Powers — $2,700, Mr. Nord — $689, Mr. Davies — $2,570, Mr. Muse — $707, and Mr. Smith — $572.

(6) Includes Company 401(k) matching contributions to the Contribution Plan in the amount of $6,750 for each named executive officer, and a discretionary profit sharing contribution of $9,000 for Mr. Nord.

Grants of Plan-Based Awards in Fiscal Year 2007

Name	Grant Date	Est. Future Payouts Under Non- Equity Incentive Plan Awards Threshold ($)	Target ($)	Max ($)	Est. Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Max (#)	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)(1)	Grant Date Fair Value of Stock and Option Awards (2)(3)	Closing Price on Grant Date ($/Sh)
T. H. Powers. .	12/03/07	$450,000	$900,000	$1,800,000	5,645	11,290	22,580	11,081	85,084	$54.56	$1,574,537	$54.93
	02/09/07				6,171	12,343	24,686					
D. G. Nord . .	12/03/07	140,000	280,000	560,000	1,501	3,002	6,004	2,946	22,620	54.56	418,602	$54.93
	02/09/07				1,598	3,197	6,394					
R. W. Davies. .	12/03/07	103,050	206,100	412,200	0	0	0	0	29,053	54.56	331,204	$54.93
	02/09/07				1,049	2,098	4,196					
S. H. Muse . .	12/03/07	140,000	280,000	560,000	1,239	2,478	4,956	2,432	18,677	54.56	345,608	$54.93
	02/09/07				1,598	3,197	6,394					
T. P. Smith . .	12/03/07	120,225	240,450	480,900	1,266	2,533	5,066	2,486	19,092	54.56	353,285	$54.93
	02/09/07				1,327	2,654	5,308					

(1) Mean between the high and low trading prices of the Company's Class B Common Stock on the trading day immediately preceding the date of grant, which is the fair market value of the Class B Common Stock determined under the terms of the 2005 Incentive Award Plan.

(2) Represents the fair value of restricted stock awards on the grant date, December 3, 2007, based upon the fair value of such shares as determined under SFAS 123(R). The determination of fair values for these awards is disclosed in the Stock-Based Compensation note within the Notes to the Consolidated Financial Statements in the Company's 2007 Annual Report on Form 10-K. Mr. Powers — $604,579, Mr. Nord — $160,734, Mr. Davies — $0, Mr. Muse — $132,690, and Mr. Smith — $135,636.

(3) Represents the fair value of stock appreciation rights on the grant date, December 3, 2007, based upon the fair value of such stock appreciation rights as determined under SFAS 123(R). The determination of fair values for these awards is disclosed in the Stock-Based Compensation note within the Notes to the Consolidated Financial Statements in the Company's 2007 Annual Report on Form 10-K. Mr. Powers — $969,958, Mr. Nord — $257,868, Mr. Davies — $331,204, Mr. Muse — $212,918, and Mr. Smith — $217,649.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

See the CD&A above for a complete description of compensation plans pursuant to which the amounts listed under the Summary Compensation Table and Grants of Plan-Based Awards Table were paid or awarded and the criteria for such payment.

Salary. Since 2007 salary increases were implemented mid-year, the values set forth in the table reflect amounts paid in 2007 and not the salary level of the named executive officer at year end.

Non-Equity Incentive Plan Compensation (Bonus). The calculation of bonus amounts in the Summary Compensation Table and the target, minimum, and maximum amounts set forth in the Grants of Plan-Based Awards Table are based upon the salary of the named executive officers at December 31, 2007.

Equity Compensation

SARs and restricted stock vest in three equal annual installments on the anniversary of the grant date based on continued service, and fully vest upon death, disability, or a change in control. SARs generally have a term of and will expire on the tenth anniversary of their grant date. However, SARs will expire 90 days following termination of employment for reasons other than death or retirement. Upon death, vested SARs remain exercisable for one year. Upon disability, vested SARs are exercisable until the earlier of one year following termination of employment if death occurs within 90 days of termination of employment, or the tenth anniversary of the grant date.

Performance shares (both TRS and operating margin shares) are payable at target level if the participant dies, becomes disabled, or there is a change in control prior to the expiration of the three-year performance period. As of December 31, 2007, the Company has determined that it is unlikely that the performance targets will be met for the performance shares granted in 2005 and that it is unlikely any such shares will vest and become payable other than upon death, disability, or a change in control. Accordingly, the value of stock awards listed in the Summary Compensation Table does not include any value for the 2005 performance share grants.

The following table summarizes the vesting and exercise periods of each unvested equity award in the event of termination due to death or disability:

Award Type		Vesting and Exercise Period for Unvested Equity Awards Upon:	
		Death	Disability
Performance Shares	*Vesting*	Unvested shares fully vest	
	Exercise Period	No restrictions once vested	
Restricted Shares	*Vesting*	Unvested shares fully vest	
	Exercise Period	No restrictions once vested	
SARs and Stock Options	*Vesting*	Unvested shares fully vest	
	Exercise Period	Earlier of (i) 1 year following termination by reason of death, or (ii) the 10th anniversary of the grant date.	Earlier of (i) 1 year following termination if death occurs within 90 days of thereof, or (ii) the 10th anniversary of grant date following termination.

The vesting and exercise periods for all restricted stock, SARs, stock options, and performance share awards upon retirement or a change in control, as applicable, are discussed under the section entitled "Equity Plans" on page 41.

Perquisites

In addition to participation in other employee benefit plans that are generally applicable to all employees, named executive officers also receive limited perquisites that may not meet the threshold for disclosure in the Summary Compensation Table.

In particular, the named executive officers are eligible for the following perquisites:

- Personal travel on the Company aircraft
- Use of a Company automobile
- Financial planning and tax preparation services
- Country club memberships
- Participation in the Key Man Supplemental Medical Plan which provides medical, dental and vision coverage to the participant while employed by the Company up to $150,000, and then upon retirement up to $150,000. This is a closed plan that no longer accepts new participants. Currently, Messrs. Powers and Davies are the only named executive officers who participate in this plan.

At its meeting held on May 6, 2007, the Compensation Committee eliminated, retroactive to January 1, 2007, the payment of tax gross ups on personal use of Company automobiles and spousal business travel on the Company aircraft.

Outstanding Equity Awards at Fiscal Year End

The following table provides information on all restricted stock, SAR, stock option, and performance share awards held by the named executive officers of the Company and the value of such holdings measured as of December 31, 2007. All outstanding equity awards are in shares of the Company's Class B Common Stock.

	Option Awards				Stock Awards			
Name	No. of Securities Underlying Unexercised Options (#) Exercisable	No. of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(1)	Option Expiration Date	No. of Shares or Units of Stock that have not Vested (#)(2)	Market Value of Shares or Units that have not Vested ($)(3)	Equity Incentive Plan Awards: No. of Unearned Shares, Units, or other Rights that have not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested ($)(5)
T. H. Powers	100,000	0	30.74	06/06/11	21,503	$1,109,555	35,763	$1,845,371
	200,000	0	36.20	12/01/12				
	190,000	0	44.31	11/30/13				
	190,000	0	47.95	12/05/14				
	66,879	33,440	49.755	12/05/15				
	30,587	61,176	52.85	12/04/16				
	0	85,084	54.56	12/03/17				
D. G. Nord	17,600	8,800	49.755	12/05/15	13,623	702,947	9,391	484,575
	7,922	15,845	52.85	12/04/16				
	0	22,620	54.56	12/03/17				
R. W. Davies.	15,000	0	39.344	12/07/08	1,729	89,216	4,013	207,071
	29,000	0	27.81	12/03/11				
	32,000	0	36.20	12/01/12				
	25,000	0	44.31	11/30/13				
	30,000	0	47.95	12/05/14				
	10,560	5,280	49.755	12/05/15				
	5,200	10,400	52.85	12/04/16				
	0	29,053	54.56	12/03/17				
S. H. Muse	35,000	0	44.31	11/30/13	5,146	265,533	8,867	457,537
	45,000	0	47.95	12/05/14				
	17,600	8,800	49.755	12/05/15				
	7,922	15,845	52.85	12/04/16				
	0	18,677	54.56	12/03/17				
T. P. Smith	35,000	0	47.95	12/05/14	4,711	243,088	7,741	399,435
	14,080	7,040	49.755	12/05/15				
	6,576	13,153	52.85	12/04/16				
	0	19,092	54.56	12/03/17				

(1) Options to acquire shares of Class B Common Stock of the Company granted prior to December 5, 2005 were granted at the fair market value of the Class B Common Stock on the date of grant as set forth under the Company's Option Plan. Currently unvested options vest in one-third increments on each anniversary of the date of grant or immediately in the event of a change in control, as defined in the Option Plan. Options were granted on December 8, 1998, June 7, 2001, December 4, 2001, December 2, 2002, December 1, 2003, and

December 6, 2004. SARs were granted on and after December 5, 2005 under the Company's 2005 Incentive Award Plan and entitle the recipient to receive once vested the value in shares of the Company's Class B Common Stock equal to the positive difference between the base price and the fair market value of a share of Class B Common Stock upon exercise. One-third of the SARs vest and become exercisable each year on the anniversary of the date of grant. SARs fully vest upon a change in control, or termination of employment by reason of death or disability. SARs were granted on December 5, 2005, December 4, 2006, and December 3, 2007.

(2) Represents restricted stock granted on the following dates, each of which vests in three equal installments on the anniversary of the grant date, with full vesting on a change in control, death or disability. Unvested shares are forfeited upon termination of employment.

Name	Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)
T. H. Powers	12/05/05	3,579
	12/04/06	6,843
	12/03/07	11,081
D. G. Nord	09/19/05	7,963
	12/05/05	942
	12/04/06	1,772
	12/03/07	2,946
R. W. Davies	12/05/05	565
	12/04/06	1,164
S. H. Muse	12/05/05	942
	12/04/06	1,772
	12/03/07	2,432
T. P. Smith	12/05/05	753
	12/04/06	1,472
	12/03/07	2,486

(3) The restricted share market value was determined based on the closing market price of the Company's Class B Common Stock on December 31, 2007, the last business day of 2007, of $51.60.

(4) Represents performance shares granted on the following dates, for the stated performance periods, the actual payout of which is based upon the satisfaction of performance criteria including the Company's (i) cumulative growth in EPS compared to a peer group which consists of companies which share the same Global Industry Classification codes and are a part of the Standard & Poor's Index of companies in the electrical component and equipment sector (12/05/05 grant), and (ii) relative performance against two performance measures: total return to shareholders and operating profit improvements (02/09/07 and 12/03/07 grants), more specifically described under the section entitled "Equity-Based Compensation" beginning on page 21.

Name	Award Grant Date	Performance Period	Number of Shares or Units of Stock That Have Not Vested (#)
T. H. Powers	12/05/05	01/01/06 - 12/31/08	12,130
	02/09/07	01/01/07 - 12/31/09	12,343
	12/03/07	01/01/08 - 12/31/10	11,290
D. G. Nord	12/05/05	01/01/06 - 12/31/08	3,192
	02/09/07	01/01/07 - 12/31/09	3,197
	12/03/07	01/01/08 - 12/31/10	3,002
R. W. Davies	12/05/05	01/01/06 - 12/31/08	1,915
	02/09/07	01/01/07 - 12/31/09	2,098
S. H. Muse	12/05/05	01/01/06 - 12/31/08	3,192
	02/09/07	01/01/07 - 12/31/09	3,197
	12/03/07	01/01/08 - 12/31/10	2,478
T. P. Smith	12/05/05	01/01/06 - 12/31/08	2,554
	02/09/07	01/01/07 - 12/31/09	2,654
	12/03/07	01/01/08 - 12/31/10	2,533

(5) The market or payout value of the unearned shares is based upon the closing market price of the Company's Class B Common Stock on December 31, 2007, the last business day of 2007, of $51.60.

Option Exercises and Stock Vested During Fiscal Year 2007

The following table provides information on the number of shares acquired and the value realized by the named executive officers during fiscal year 2007 on the exercise of SARs and stock options, and on the vesting of restricted stock. All SAR and stock option exercises are in shares of the Company's Class B Common Stock.

	Option Awards		Stock Awards	
Name	No. of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)(1)	No. of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)(2)
T. H. Powers	90,000	$1,949,940	7,000	$387,009
D. G. Nord	0	0	9,791	530,593
R. W. Davies	37,000	677,090	1,146	63,346
S. H. Muse	55,000	1,115,212	1,828	101,069
T. P. Smith	51,000	574,474	1,488	82,262

(1) The value realized upon the exercise of SARs and stock options.

(2) The value realized upon the vesting of restricted stock is calculated based on the closing market price of the Company's Class B Common Stock on the following vesting dates: September 19, 2007 — $53.94, December 4, 2007 — $54.97, and December 5, 2007 — $55.59.

Retirement Plans

The following table provides information related to the potential benefits payable to each named executive officer under the Company's Basic Plan and SERP, which is an unfunded plan.

Pension Benefits in Fiscal Year 2007

Name	Plan Name	No. of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During the Last Fiscal Year ($)
T. H. Powers	Basic Plan	9.25	$ 205,477	$0
	SERP	9.25	10,123,068	0
D. G. Nord	SERP	2.25	435,541	0
R. W. Davies	Basic Plan	33.17	1,003,262	0
	SERP	25.00	2,841,840	0
S. H. Muse	Basic Plan	14.25	155,150	0
	SERP	5.00	910,739	0
T. P. Smith	Basic Plan	16.00	173,278	0
	SERP	6.00	827,272	0

(1) For the Basic Plan and SERP, the present values of accrued benefits at December 31, 2007 are determined based on a 6.50% discount rate and Optional Combined tables for Males and Females based on the RP-2000 Mortality Tables projected with Scale AA, as published by the Internal Revenue Service on February 26, 2007. Participants are assumed to retire at age 62.

Narrative Disclosure to Pension Benefits Table

For all named executive officers except Mr. Nord, pension benefits are earned under both the Basic Plan and the SERP. The Basic Plan provides for participation by all regular full-time salaried employees who were employed by covered Company units on December 31, 2003. The annual benefits under the Basic Plan are calculated under two formulas: one in effect prior to January 1, 2004, and the other in effect on and after January 1, 2004. Benefits earned prior to 2004 are calculated as 1.50% of final compensation per year of Company service through December 31, 2003, which includes both basic compensation and bonuses, reduced by 1.50% of primary social security benefit per year of service through December 31, 2003. For service after 2003, benefits are calculated as .85% of final average compensation which includes both basic compensation and bonus, plus .65% of final average compensation in excess of an average social security wage base for each year of service earned after 2003, up to 35 years, plus 1.10% of final average compensation in excess of 35 years. However, participants in the Basic Plan who were age 50 and had 10 or more years of service as of December 31, 2003 will have benefits earned after 2003 calculated under the formula as in effect before 2003 or after 2004, depending on which produces a higher benefit.

Early retirement benefits are available to participants who have reached age 55 and accrued at least 10 years of service; early retirement benefits are calculated under the same formula as normal retirement benefits, but reduced by 0.6% for each month by which the participant's early retirement is after age 60 but before age 65 and 0.3% for each month by which the participant's early retirement precedes age 60. Lump sum payments cannot be elected under the Basic Plan.

The SERP provides key management executives the opportunity to earn pension benefits supplementing those earned under the Basic Plan. SERP benefits are calculated as 6% of final total compensation (basic compensation and bonuses as reflected in the Salary and Non-Equity Incentive Plan Compensation columns under the Summary Compensation Table on pages 28 and 29 hereof) per year of SERP service up to a maximum of 60%, offset by benefits payable under the Basic Plan, or in the case of Mr. Nord the actuarial equivalent value of his account balance under the Contribution Plan attributable to a discretionary profit sharing contribution. Early retirement benefits are available to participants who elect to retire on or after age 55; early retirement benefits are calculated under the same formula as normal retirement benefits except that the early retirement benefit is based upon the participant's years of service up to the participant's actual early retirement date reduced by 0.3% for each month by which the participant's early retirement precedes age 62 and by an additional 0.2% for each month by which the participant's early retirement precedes age 60. Except as otherwise provided, for certain SERP participants who have entered into Continuity Agreements with the Company (discussed below, in the "Potential Post-Employment and Change in Control Payments" section), no SERP benefit is payable if a participant terminates employment prior to age 55 with less than 10 years of SERP service. SERP benefits are payable based on a 50% joint and survivor form of annuity distribution, except that benefits are paid out as a lump sum upon a "change in control" event, as defined in the SERP, or in the case of a benefit valued under $10,000.

Potential Post-Employment and Change in Control Payments

The table below is intended to reflect only estimated incremental post-employment payments payable to a named executive officer in the event of termination of employment due to death, disability, involuntary termination without cause, or a change in control. No incremental amounts are payable upon voluntary termination of employment or termination for cause, accordingly these scenarios are not contained in the table. The benefits payable to the named executive officers under the four termination scenarios are provided in accordance with the terms of the plans and agreements described in the narrative following this table. Accordingly, the amounts in the table DO NOT include:

- any value that would be realized upon the exercise of vested SARs or stock options, or the value of vested restricted stock and performance shares (estimates of these amounts are provided above under the section entitled "Outstanding Equity Awards at Fiscal Year End" on page 33), and
- the estimated value of vested and accrued pension benefits that would be received upon any termination of employment under the Company's pension plans except to the extent of additional service or compensation to which the individual may be entitled as a result of the arrangements described under "Continuity Agreements" in the narrative following this table (the estimated value of vested and accrued pension benefits are provided above in the section entitled "Retirement Plans" and in the table "Pension Benefits in Fiscal Year 2007" on page 36).

The amounts presented in the following table are estimates only and do not necessarily reflect the actual value of the payments and other benefits that would be received by the named executive officers, which would be known only at the time employment actually terminates and if a change in control were actually to occur. The amounts set forth below reflect what each named executive officer would receive under the termination scenarios described above using the following assumptions:

- Termination of employment or change in control, as applicable, occurred on December 31, 2007.
- Exercised all unvested SARs and received all restricted stock and performance shares that became vested upon death, disability, or a change in control, the value of which was calculated using the closing market price of the Company's Class B Common Stock on December 31, 2007, of $51.60.
- Declared by the Compensation Committee to have incurred a Total Disability (as defined under the SERP) for purposes of calculating amounts due to the executive for termination based on disability.
- There was no discretionary allowance for outplacement services under the Company's severance policy.

Post-Employment and Change in Control Payment Table

Name	Severance ($)(1)	Equity Awards with Accelerated Vesting ($)(2)	Retirement Plan Benefits (Qualified and Non-Qualified) ($)(3)	Tax Gross Up and Welfare Benefits ($)	Total ($)
T. H. Powers					
Death	$ —	$3,016,623	$ —	$ —	$ 3,016,623
Disability	—	3,016,623	1,305,588	—	4,322,211
Involuntary Termination	630,227	—	—	—	630,227
Change in Control	5,624,773	3,016,623	2,806,454	4,765,916	17,248,766
D. G. Nord					
Death	—	1,203,758	23,123	—	1,226,881
Disability	—	1,203,758	4,669,450	—	5,873,208
Involuntary Termination	100,630	—	—	—	100,630
Change in Control	1,768,745	1,203,758	2,358,147	2,219,823	7,890,473
R. W. Davies					
Death	—	306,029	—	—	306,029
Disability	—	306,029	364,749	—	670,778
Involuntary Termination	513,210	—	—	—	513,210
Change in Control	1,131,540	306,029	436,710	982,530	3,114,434
S. H. Muse					
Death	—	739,306	—	—	739,306
Disability	—	739,306	3,423,503	—	4,162,809
Involuntary Termination	435,682	—	—	—	435,682
Change in Control	1,625,150	739,306	2,260,005	2,459,895	7,424,356
T. P. Smith					
Death	—	655,512	—	—	655,512
Disability	—	655,512	3,739,781	—	4,395,293
Involuntary Termination	403,045	—	—	—	403,045
Change in Control	1,407,755	655,512	3,732,054	2,918,789	9,006,085

(1) Severance amounts for (a) involuntary termination were calculated in accordance with the terms of the Company's severance policy, and (b) change in control were calculated in accordance with the terms of the named executive officer's Continuity Agreement, both of which are discussed below.

(2) Calculated in accordance with the terms of the named executive officer's equity award grants discussed below on page 41.

(3) Calculated as of December 31, 2007 based on a 6.50% discount rate and using the disability mortality table published in Internal Revenue Ruling 96-7. This table assumes a shorter life expectancy than the RP-2000 mortality table used to calculate the present value of accumulated benefits under the Company's retirement plans. Use of the disability mortality table may cause a reduction in the present value of accumulated benefits which may be offset by additional service (up to 10 years) and an earlier benefit commencement date in the event of a disability. In the event of disability, the incremental retirement plan benefit was calculated by comparing the disability benefit to the vested accrued benefit under the qualified and non-qualified plans as of December 31, 2007.

Narrative to Post-Employment and Change in Control Payment Table

Employment Agreements

In connection with his hiring, the Company entered into a letter agreement with Mr. Nord dated August 24, 2005 ("Letter Agreement") which provided for severance in the event his employment was terminated without cause or he terminated for good reason prior to August 24, 2007. Such severance was equal to one year salary, two-thirds vesting in 23,890 shares of restricted stock granted upon commencement of his employment, and continued participation in employee and dependent life, dental and medical insurance coverage, and flexible spending benefits for a period of 12 months. The Letter Agreement expired on August 24, 2007 at which time Mr. Nord became eligible to be covered by the severance policy described below.

Severance Policy

The Company has a severance policy which covers the named executive officers, as well as other officers and individuals ("Eligible Individual(s)"). Until August 24, 2007, Mr. Nord was not eligible for the benefits provided under the severance policy as his severance was payable under his Letter Agreement.

The severance policy provides that if an Eligible Individual's employment is terminated (other than for cause and not in connection with a change in control), the Eligible Individual is entitled to receive salary continuation equal to 4 weeks of base salary for each full year of service, subject to a minimum of 13 weeks and a maximum of 78 weeks. In addition, upon such termination of employment, the Eligible Individual is entitled to continued group life, medical and dental benefits for the salary continuation period and a discretionary allowance for outplacement services.

The severance policy also provides benefits to Eligible Individuals in the event of a change in control, or if the Eligible Individual terminates employment for good reason within three years of a change in control. In such scenario, the Eligible Individual would be entitled to receive the present value (discounted at 120% of the short term federal rate) of the severance amounts provided under the policy. The formula in the case of corporate officers is based upon 4 weeks of base salary continuation for each full year of service, subject to a minimum of 13 weeks and a maximum of 104 weeks, with the formula amount reduced by 67% and 33%, respectively, if termination occurs in the second and third year following the change in control event. In addition, upon such termination of employment, the Eligible Individual would be entitled to (a) a bonus of no less than the individual's target bonus for the year in which the change in control occurs, pro rated for the number of months to such termination, and (b) for the period the base salary would have been continued even though paid as a lump sum (i) various medical and health plan benefits, and (ii) death and accidental death benefits. The reasons for which the Eligible Individual may terminate employment include: diminution in authority, reduction in compensation level, relocation, or adverse modification of benefits under bonus, benefit or similar plans.

However, if a named executive officer is entitled to receive change in control benefits under a Continuity Agreement (discussed below), such executive is not also eligible to receive severance benefits under the Company's severance policy. On the other hand, if the termination of a named executive officer is not in connection with a change in control, the named executive officer is entitled to receive the benefits under the Company's severance policy.

Continuity Agreements

The Company is a party to agreements with the named executive officers which provide severance benefits in the event of a termination of employment following certain "change in control" events (the "Continuity Agreements"). A "change in control" is generally defined as a change in the majority of the Company's Board of Directors during any 12 month period, the acquisition by a party directly or indirectly of 30% or more of the voting power of the Company, a sale of substantially all of the Company's assets, the acquisition by a party of more than 50% of either the voting power of the Company or the fair market value of the Company. If such event occurs, the terminated executive would receive the following benefits:

- A lump sum amount equal to three times the sum of the executive's annual base salary and annual bonus (as calculated under the Continuity Agreements).
- A pro-rated portion of the executive's annual target bonus for the year in which termination occurs.
- Enhanced benefits under the Company's SERP. In particular, an executive who receives benefits under a Continuity Agreement will become entitled to a SERP benefit regardless of age and years of service. The SERP benefit will also be calculated based on the executive's full years of service, but if the executive's service is less than five years, the executive will be credited with at least five years of service. Additionally, the executive's SERP benefit will not be reduced actuarially for early payment.
- Outplacement services at a cost to the Company not exceeding 15% of the executive's annual base salary.
- Medical, dental, vision and life insurance coverage under the Company's benefit plans for up to 36 months after termination.
- All other accrued or vested benefits which the executive is entitled to under benefit plans in which the executive participates (offset by any corresponding benefits under the Continuity Agreements).
- A gross-up payment from the Company to cover any excise taxes (and any income taxes on the gross-up amount) imposed on these severance payments and benefits as a result of their being paid in connection with a change in control. The Company will not provide a gross-up payment to cover any excise taxes if the total

value of the gross-up payments and benefits is less than $50,000 higher than the greatest amount which could be paid without being subject to excise taxes (in which event such payments and benefits will be reduced by the amount of the excess).

No benefits are payable under the Continuity Agreements if a named executive officer is terminated for "cause" which includes (a) continued and willful failure to perform the executive's duties after receipt of a written demand to perform, (b) gross misconduct materially and demonstrably injurious to the Company and (c) conviction of, or plea of *nolo contendere* to, a felony, or if the named executive officer terminates employment for "good reason" which includes (a) material and adverse diminution in the executive's duties and responsibilities, (b) reduction in cash compensation or failure to annually increase base salary, (c) relocation of the executive's workplace to a location that is more than 35 miles from the executive's workplace as of the date immediately prior to the change in control, and (d) in the case of Messrs. Powers and Davies, any election by the executive to terminate employment during a thirty-day period following the first anniversary of the change in control (or, for Mr. Powers only, following his 65th birthday).

Messrs. Powers and Davies are allowed to terminate their employment voluntarily during any thirty day period following the first anniversary of a change in control. This provision was designed to require the Company's highest level executives to stay on for at least a year (or, if earlier to age 65 in the case of Mr. Powers) following a change in control. At the time Messrs. Powers and Davies originally entered into their Continuity Agreements in 1999, the Company believed that a change in control would likely result in an immediate adverse diminution of these executive's duties or status, thus they would immediately have a constructive termination and would be able to receive severance benefits at such time. However, upon further review in 2005, the Company thought that the continued services of management might be desirous following a change in control in order to provide for a better transition. Accordingly, in 2005 the agreements were modified to provide that no diminution of duties would be deemed to have occurred solely due to the Company ceasing to be a public company or becoming a wholly owned subsidiary of another company, thereby eliminating an automatic constructive termination of the executives just by reason of a change in control. In addition, these executives were allowed the right to terminate their employment for any reason during the thirty day period following the first anniversary of a change in control, which preserved their walk away rights and still provided any acquirer with a possible transition of services. Mr. Powers also has the right to terminate at sixty-five if earlier, as that was a provision his predecessor had under his Continuity Agreement and the Board wanted to make sure that Mr. Powers' agreement was substantially similar to his predecessor's.

The Company has established a grantor trust to secure the benefits to be provided under the Continuity Agreements, the SERP, and other plans maintained by the Company for the benefit of members of the Company's senior management.

Equity Plans

The Company's Equity Plans provide for the accelerated vesting of all restricted stock, SARs, stock options (other than incentive stock options granted on or after January 1, 1987), and performance share awards in the event of a "change of control" as defined in the Equity Plans.

In the event of retirement, a named executive officer whose age (minimum of 55) plus years of service with the Company equals or exceeds 70 is entitled to an extended vesting and exercise period for their unvested performance shares and SARs. In the case of stock options, a named executive officer who is deemed to have retired with the consent of the Company is also eligible for an extended vesting and exercise period. The following table sets forth the exercise periods for performance shares, SARs and stock options upon the termination of a named executive officer with and without extended vesting and exercisability:

Award Type	Exercise Period (Without Extended Vesting)	Exercise Period (With Retirement Extended Vesting)
Performance Shares(1)	Unvested performance shares forfeited.	Entitled to receive pro-rata portion of shares named executive officer would have received had he or she not retired.
SARs	Exercisable until the earlier of: (i) 90 days following date of termination of employment, or (ii) the tenth anniversary of the grant date.	Exercisable until the tenth anniversary of the grant date.
Stock Options	Exercisable until the earlier of: (i) the date of expiration stated in the grant, or (ii) the close of business 3 months after the date of termination of employment.	Grants made prior to 2004, exercisable until later of: (i) 3 years after date of retirement, or (ii) 12 months after death if death occurs within 3 years after the date of retirement. However, not later than exercise period stated in grant. Grants made in 2004 exercisable until the tenth anniversary of the grant date.

(1) Assumes satisfaction of performance criteria.

Supplemental Executive Retirement Plan

Certain provisions of the SERP do not take effect until the occurrence of certain change of control events. Among others, provisions in the SERP providing for (i) the suspension, reduction or termination of benefits in cases of gross misconduct by a participant (as determined in the sole discretion of the Compensation Committee); (ii) the forfeiture of benefits if a retired participant engages in certain proscribed competitive activities; (iii) the reduction in benefits upon the early retirement of a participant; and (iv) the offset of amounts which a participant may then owe the Company against amounts then owing the participant under the SERP are automatically deleted upon the occurrence of a change of control event. In addition, neither a participant's years of service with the Company (as calculated for the purpose of determining eligibility for benefits under the SERP), nor benefits accrued under the SERP prior to the change of control event, may be reduced after the occurrence of a change of control event. If a participant's employment is terminated after a change of control, unless the participant elects to receive a distribution of benefits under the SERP in installment payments, the participant will receive payment of benefits in one lump sum (utilizing actuarial assumptions established in the SERP) within 10 days after termination.

Compensation of Directors

The Nominating and Corporate Governance Committee annually reviews the status of the Company's Non-Management Director compensation in relation to other U.S. companies of comparable size and the Company's competitors. Such review considers all forms of compensation for the Company's Non-Management Directors. The Nominating and Corporate Governance Committee is supported in this review by Exequity, who provides compensation consultation and competitive benchmarking. Following the review, the Nominating and Corporate Governance Committee recommends any changes in Non-Management Director compensation to the Chairman of the Board, who places such proposal on the agenda for the Board's next meeting. After a full discussion, the Board approves or disapproves the Nominating and Corporate Governance Committee's recommendation.

The following table provides information concerning the aggregate cash and other compensation paid to or accrued by the Company for Non-Management Directors for service rendered on the Company's Board of Directors during fiscal year 2007. Mr. Powers receives no compensation beyond that described above for his service as a Director.

Director Compensation Table for Fiscal Year 2007

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)(5)	Total ($)
E. Richard Brooks	$128,000	$18,426	$12,338	$4,318	$163,082
George W. Edwards	114,000	18,426	27,110	4,318	163,854
Anthony J. Guzzi	108,000	12,395	—	4,568	124,963
Joel S. Hoffman	116,000	18,426	27,812	4,318	166,556
Andrew McNally IV	116,000	18,426	25,601	4,318	164,345
Daniel J. Meyer	122,000	18,426	—	3,318	143,744
G. Jackson Ratcliffe	102,000	18,426	—	4,318	124,744
Richard J. Swift	110,000	18,426	—	4,318	132,744
Daniel S. Van Riper	116,000	18,426	—	318	134,744

(1) Includes the following amounts deferred and held under the Company's Deferred Plan for Directors: Mr. Brooks — $64,000, Mr. Guzzi — $108,000, Mr. Hoffman — $23,200, Mr. Meyer — $35,000, Mr. Swift — $60,000, and Mr. Van Riper — $60,000.

(2) Represents the dollar value of 350 shares of restricted stock recognized in the Company's Consolidated Statement of Income for 2007 under the provisions of SFAS 123(R). The dollar value represents the expense for the restricted stock awards granted in 2007. The determination of fair values for these shares is disclosed in the Stock-Based Compensation note within the Notes to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K. Such shares were granted on May 7, 2007 and are forfeitable if the Director's service terminates for reasons other than death prior to the regularly scheduled Annual Meeting of Shareholders

to be held on May 5, 2008. Such shares also vest and become nonforfeitable in full upon a Director's death or a change in control (as defined in the 2005 Incentive Award Plan). Except for stock units under the Company's Deferred Plan for Directors, none of the Non-Management Directors, other than Mr. Ratcliffe, hold any other form of equity compensation.

The following represents stock units (each stock unit consisting of one share each of Class A Common Stock and Class B Common Stock) held by each Non-Management Director under the Company's Deferred Compensation Plan for Directors and stock options held by Mr. Ratcliffe that were granted when he was an employee of the Company:

	Aggregate No. of Stock Units Held at Year End (#)	Aggregate No. of Option Awards Held at Year End (#)
E. Richard Brooks	8,117	—
George W. Edwards	15,665	—
Anthony J. Guzzi	1,125	—
Joel S. Hoffman	19,199	—
Andrew McNally IV	32,166	—
Daniel J. Meyer	12,042	—
G. Jackson Ratcliffe	—	132,000
Richard J. Swift.	2,209	—
Daniel S. Van Riper	4,605	—

In 2007, Mr. Ratcliffe exercised 120,000 stock options for a realized value of $590,400.

(3) Reflects the annual increase in actuarial value of benefits under the Directors' retirement plan. The present value of these accrued benefits at December 31, 2006 and December 31, 2007 is based on a 5.75% discount rate, RP-2000 mortality, and assuming retirement at age 70 with at least 5 years of service. Messrs. Meyer and Ratcliffe have reached the maximum service in age for the accumulated benefit which resulted in a decrease in their pension values over the prior year of $14,612 and $649, respectively. In 2007 each current Directors' accrued benefits under the Retirement Plan for Directors was converted into an actuarial lump sum equivalent and the following amounts were transferred to the Directors' accounts under the Deferred Compensation Plan for Directors: Mr. Brooks — $417,957, Mr. Edwards — $383,426, Mr. Hoffman — $384,560, Mr. McNally - $367,249, Mr. Meyer — $400,924, and Mr. Ratcliffe — $84,782. The lump sum equivalency was determined as of December 31, 2007 using a 5.75% discount rate, RP-2000 mortality, and assuming retirement at age 70 with at least five years of service. No further benefits will accrue under the Retirement Plan for Directors after December 31, 2007.

(4) Includes the Company's payment of $318 for life and business travel accident insurance premiums for each Director.

(5) Includes a Company matching contribution to an eligible educational institution under The Harvey Hubbell Foundation Educational Matching Gifts Program in the following amounts: Mr. Edwards — $4,000, Mr. Guzzi — $4,250 (a 2006 gift of $250 was matched in 2007), Mr. Hoffman — $4,000, Mr. McNally — $4,000, Mr. Meyer — $3,000, Mr. Ratcliffe — $4,000, and Mr. Swift — $4,000.

Narrative to Director Compensation Table

Annual Compensation

Annual compensation for each Non-Management Director for 2007 consisted of the following:

- A retainer of $60,000
- An additional retainer of $10,000 for each Committee Chair
- Board and Board Committee meeting fees of $2,000
- A restricted share grant of 350 shares of Class B Common Stock after each annual meeting of shareholders which will vest at the next year's annual meeting of shareholders provided that the director is still serving as a director at the time of the meeting. The 2007 share grant was made on May 7, 2007, the date of the annual meeting of shareholders, to each Non-Management Director who was re-elected or first elected to the Board, subject to forfeiture if the Director's service terminates other than by reason of death prior to the date of the next regularly scheduled annual meeting of shareholders.

On December 3, 2007, the compensation payable to Non-Management Directors for their services was changed to increase the restricted share grant of 350 shares to 750 shares of Class B Common Stock of the Company each year. Commencing in 2008, each Non-Management Director who is re-elected, or first elected to the Board will receive a grant of 750 shares of Class B Common Stock each year on the date of the annual meeting of shareholders, which shares will be subject to forfeiture if the Director's service terminates other than by reason of death prior to the date of the next regularly scheduled annual meeting of shareholders to be held in the following calendar year.

Deferred Compensation Plan for Directors

The Company and all current Directors (other than Messrs. Powers and Ratcliffe) have entered into an agreement to defer receipt of all or a portion of such fees pursuant to a deferred compensation agreement providing for payment of the fees in stock units (each stock unit consisting of one share each of the Company's Class A Common Stock and Class B Common Stock), subject to certain terms and conditions of the Company's Deferred Compensation Plan for Directors under which the fees are deferred. Messrs. Edwards and McNally no longer defer such fees, having exceeded the Company's stock ownership guidelines described below. Dividend equivalents are paid on the stock units and are converted into additional stock units. Distributions are made in either a lump sum or in installment payments, at the Director's election.

Certain provisions of the Company's Deferred Compensation Plan for Directors do not take effect until the occurrence of certain "change of control" events, as defined in the plan. After the occurrence of a change of control event, the plan may not be amended without the prior written consent of an affected participant and no termination of the plan shall have the effect of reducing any benefits accrued under the plan prior to such termination. Further, in the event of a change of control, all amounts credited to a Director's account shall be paid in a lump sum, with amounts credited as stock units immediately converted into a right to receive cash. If the Board anticipates a change in control occurring, then the Company's Deferred Compensation Plan for Directors requires the Company to fund a grantor trust for the purpose of holding assets in respect of the Company's obligations to make payments after a change of control. The Company has established a grantor trust to secure the benefits to be provided under the

Company's Deferred Compensation Plan for Directors and the Retirement Plan for Directors (discussed below), but has yet to fund any such benefits into the trust.

On December 31, 2007, benefits accrued by current Directors under the Company's Retirement Plan for Directors were converted into an actuarial lump sum equivalent and transferred to the Company's Deferred Compensation Plan for Directors. Directors were then allowed to invest such transferred amount into the cash or stock unit accounts, and make distribution elections. Directors who were over age 70 could elect to receive in 2008 a lump sum distribution of their retirement benefit. No further benefits will accrue under the Retirement Plan for Directors after December 31, 2007.

Retirement Plan for Directors

Through December 31, 2007 the Company also maintained a Retirement Plan for Directors ("Eligible Directors") who:

- were not employees or officers of the Company;
- did not qualify to receive a retirement benefit under any pension plan of the Company or its subsidiaries; and
- were Directors prior to or on December 3, 2002.

As described above, benefits accrued by current Directors through December 31, 2007 were converted to an actuarial lump sum equivalent and transferred to the Company's Deferred Compensation Plan for Directors. Under the Retirement Plan, an Eligible Director retiring at or after age 70 with at least ten years of service as a Director is paid annually for life an amount equal to:

- the Eligible Director's annual retainer in effect during the calendar year immediately preceding the year of retirement ("Base Retainer");
- an additional 10% of the Base Retainer; and
- any additional amounts paid for service as Committee Chair ("Chairman's Retainer").

For purposes of these calculations, the "Base Retainer" and "Chairman's Retainer" amounts were capped at $40,000 and $43,000, respectively, and an Eligible Director only qualified for the "Chairman's Retainer" if they served as a Committee Chair during at least any one of the ten years immediately preceding the year in which the Eligible Director retired from the Board.

The Retirement Plan also provides that a Director who was a retiree of the Company whether or not qualified for a retirement benefit under any pension plan of the Company but who had at least five years of service as a Director subsequent to such retirement is entitled to a retirement benefit under the Retirement Plan at a reduced amount equal to 25% of the Base Retainer.

A retiring Eligible Director who had reached age 70 and had served for at least five but less than ten years as a Director would be entitled to a reduced amount equal to 50% of the Eligible Director's Base Retainer, plus 10% of such Base Retainer for each year of service beyond five years up to a maximum of nine years. An Eligible Director who retires prior to age 70 with five or more years of service as a Director receives a retirement benefit commencing at age 70 calculated as described above on the basis of the Eligible Director's Base Retainer in effect during the calendar year immediately preceding the Eligible Director's actual retirement date.

If following retirement an Eligible Director competes with the Company, he will forfeit all future retirement benefit payments.

Except as otherwise provided in the event of a change of control, benefits payable under the Retirement Plan are not funded but are paid out of the general funds of the Company. Director contributions to the Retirement Plan are not permitted. Upon a "change of control" all retirement benefits become payable in a lump sum. If the Board anticipates a change in control occurring, then the Retirement Plan requires the Company to fund a grantor trust for the purpose of holding assets in respect of the Company's obligations to make payments, upon a change of control, to Directors. The Company has established such a grantor trust, but has not funded any of the retirement benefits under the Retirement Plan.

Stock Ownership Guidelines for Directors

The Company has adopted stock ownership guidelines for all Directors. Under these guidelines, all Directors shall make a good faith effort to own, or acquire within five (5) years of first becoming subject to the stock ownership guidelines, shares of common stock of the Company (including share units under the Company's Deferred Compensation Plan for Directors, or any successor plan) having a market value, based upon the aggregate purchase price, of at least three (3) times the average base annual retainer paid to such Director in the following five (5) years. In addition, Directors who are first standing for election are encouraged to own 1,000 shares of any class, or a combination of classes of the Company's common stock prior to the filing of the proxy statement for the meeting at which the Director is scheduled to be elected. The stock ownership guidelines for Directors are more fully described in the Company's Guidelines which can be found on its website at **www.hubbell.com**.

RATIFICATION OF THE SELECTION OF AND RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

General

The selection of independent registered public accountants to examine the financial statements of the Company made available or transmitted to shareholders and filed with the SEC for the year 2008 is to be submitted to the meeting for ratification or rejection. PricewaterhouseCoopers LLP, 300 Atlantic Street, Stamford, Connecticut, has been selected by the Audit Committee of the Board of Directors of the Company to examine such financial statements.

PricewaterhouseCoopers LLP have been independent registered public accountants of the Company for many years. The Company has been advised that a representative of PricewaterhouseCoopers LLP will attend the Annual Meeting of Shareholders to respond to appropriate questions and will be afforded the opportunity to make a statement if the representative so desires.

The aggregate fees for professional services provided by PricewaterhouseCoopers LLP to the Company and its subsidiaries for the years ended December 31, 2007 and 2006, were as follows:

	2007	2006
Audit Fees	$2,104,300	$2,155,600
Audit-Related Fees	300,400	191,700
Tax Fees	127,800	156,400
All Other Fees	4,700	4,000
Total Fees	$2,537,200	$2,507,700

Audit Fees consist of fees for professional services rendered for the audits of (i) the Company's consolidated annual financial statements; (ii) management's assessment of the effectiveness of internal control over financial reporting in 2006; and (iii) the effectiveness of internal control over financial reporting. Audit Fees also include review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements.

Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under Audit Fees. This category includes fees principally related to financial due diligence and audits of employee benefit plans in 2007 and 2006.

Tax Fees include domestic and international income tax planning assistance, expatriate individual tax return preparation work, and foreign entity compliance services.

All Other Fees consist of fees for products and services other than the services reported above. These services include fees related to technical publications purchased from the independent registered public accountant.

The Audit Committee considered whether the rendering of non-audit services by PricewaterhouseCoopers LLP to the Company is compatible with maintaining their independence and concluded that the non-audit services rendered would not compromise their independence.

The Company's Audit and Non-Audit Services Pre-Approval Policy ("Services Policy") sets forth the policies and procedures by which the Audit Committee reviews and approves all services to be provided by PricewaterhouseCoopers LLP prior to retaining the firm. In developing these policies and procedures, the Audit Committee took into consideration the need to ensure the independence of PricewaterhouseCoopers LLP while recognizing that PricewaterhouseCoopers LLP may possess the expertise on certain matters that best positions it to provide the most effective and efficient services on certain matters unrelated to accounting and auditing. On balance, the Audit Committee will only pre-approve the services that it believes enhance the Company's ability to manage or control risk. The Audit Committee was also mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services and may determine, for each fiscal year, the appropriate ratio between the total amount of fees for audit, audit-related and tax services, and the total amount of fees for permissible non-audit services (excluding tax services). The Services Policy provides for the pre-approval by the Audit Committee of described services to be performed, such as audit, audit-related, tax and other permissible non-audit services. The term of any pre-approval is twelve months from the date of pre-approval, unless the Audit Committee considers a different period and states otherwise. Any proposed services exceeding pre-approval or budgeted amounts also require pre-approval by the Audit Committee. In the interim periods during which the Audit Committee is not scheduled to meet, the Chairman of the Audit Committee can authorize spending which exceeds pre-approved cost levels or budgeted amounts. As part of the process, the Audit Committee shall consider whether such services are consistent with SEC rules and regulations on auditor independence.

If the proposal to ratify the selection of PricewaterhouseCoopers LLP is not approved by the shareholders, or if prior to the 2009 Annual Meeting of Shareholders, PricewaterhouseCoopers LLP declines to act or otherwise becomes incapable of acting, or if its services are discontinued by the Audit Committee of the Board of Directors, then the Audit Committee of the Board of Directors will appoint other independent registered public accountants whose services for any period subsequent to the 2009 Annual Meeting of Shareholders will be subject to ratification by the shareholders at that meeting.

Audit Committee Report

The Audit Committee of the Board of Directors is comprised of independent Directors functioning in accordance with a written charter (the "Charter") adopted and approved by the Board of Directors in May, 2000, which Charter is reviewed annually by the Audit Committee, and was last amended by the Board of Directors, effective December 7, 2004. As provided in the Charter, the Audit Committee assists the Company's Directors in fulfilling their responsibilities relating to corporate accounting, the quality and integrity of the Company's financial reports, and the Company's reporting practices. The functions of the Audit Committee are further described elsewhere in this Proxy Statement (see page 11).

In connection with the discharge of its responsibilities, the Audit Committee has taken a number of actions, including, but not limited to, the following:

- the Audit Committee reviewed and discussed with management and the independent registered public accountants the Company's audited financial statements;
- the Audit Committee discussed with the independent registered public accountants the matters required to be discussed by Statements on Auditing Standards Nos. 61 and 90 (Communication with Audit Committees); and

- the Audit Committee received from the independent registered public accountants the written disclosures and letter required pursuant to Rule 3600T of the Public Company Accounting Oversight Board, which adopts on an interim basis Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), discussed their independence with them and satisfied itself as to the independence of the independent registered public accountants.

Based on the foregoing reviews and discussions, the Audit Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC.

Audit Committee

Daniel J. Meyer, Chairman
E. Richard Brooks
Anthony J. Guzzi
Joel S. Hoffman
Richard J. Swift
Daniel S. Van Riper

The affirmative vote of a majority of the votes cast by the holders of the outstanding shares of the Class A Common Stock and Class B Common Stock, all voting as a single class (provided that holders of shares representing a majority of the votes entitled to be cast actually cast votes) is required to ratify the selection of PricewaterhouseCoopers LLP as independent registered public accountants of the Company. Abstentions and broker non-votes will not affect the voting results although they will have the practical effect of reducing the likelihood that shares representing a majority of the votes entitled to be cast will in fact be cast.

The Board of Directors Unanimously Recommends that the Shareholders Vote "FOR" the Ratification of the Selection of PricewaterhouseCoopers LLP.

GENERAL

The expense of this solicitation is to be borne by the Company. The Company may also reimburse persons holding shares in their names or in the names of their nominees for their expenses in sending proxies and proxy material to their principals. The Company has retained D. F. King & Co., Inc. to assist in the solicitation of proxies, at an estimated cost of $9,500, plus reasonable expenses.

Section 16(a) Beneficial Ownership Reporting Compliance.

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers (as defined), Directors and persons owning more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership of all equity and derivative securities of the Company with the SEC and the NYSE. SEC regulations also require that a copy of all Section 16(a) forms filed be furnished to the Company by its officers, Directors and greater than ten-percent shareholders.

Based solely on a review of the copies of such forms and related amendments received by the Company and, where applicable, written representations from the Company's officers and Directors that no Form 5s were required to be filed, the Company believes that during and with respect to fiscal year 2007 all Section 16(a) filing requirements applicable to its officers, Directors and beneficial owners of more than ten percent of any class of its equity securities were met, except that due to a Company oversight Form 4 filings for the named executive officers relating to the December 3, 2007 equity award grants were filed one day late.

Matters Relating to Directors and Shareholders

From January 1, 2007 through September 12, 2007, the Roche Trust and Hubbell Trust, through an independent financial institution, sold an aggregate of 220,405 shares of Company Class A Common Stock to the Company, in negotiated transactions at prices equal to the average of the high and low reported sales prices on the NYSE on the date of sale, for the aggregate amount of $11,597,529 pursuant to a previously announced diversification program which ended in September 2007. The Company purchased such shares from the Trusts pursuant to its previously announced share repurchase programs.

Review and Approval of Related Person Transactions

The Company reviews all relationships and transactions in which the Company and its Directors and executive officers or their immediate family members participate to determine whether such persons have a direct or indirect material interest. The Company's legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the Directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company's proxy statement. In addition, the Nominating and Corporate Governance Committee reviews and approves or ratifies any related person transaction that is required to be disclosed. See also the discussion under "Director Independence" above on page 9.

SHAREHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING

Shareholder proposals for inclusion in the proxy materials related to the 2009 Annual Meeting of Shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, must be received by the Company no later than November 21, 2008. The Company's By-Laws contain time limitations, procedures and requirements relating to shareholder proposals not intended to be included in the proxy materials related to the 2009 Annual Meeting of Shareholders pursuant to Rule 14a-8. Such proposals must be received by the Company no earlier than February 4, 2009 and no later than February 24, 2009 or else management of the Company will retain discretion to vote proxies received for that meeting in their discretion with respect to such proposal. The Company's By-Laws can be viewed on its website at **www.hubbell.com**.

By Order of the Board of Directors

HUBBELL INCORPORATED

Orange, Connecticut
March 17, 2008

Board of Directors

TIMOTHY H. POWERS
Chairman of the Board, President and Chief Executive Officer of the Company

Member of the Executive and Finance Committees

G. JACKSON RATCLIFFE
Retired Chairman of the Board, President and Chief Executive Officer of the Company

Member of the Executive and Finance Committees

RICHARD J. SWIFT
Former Chairman of the Financial Accounting Standards Advisory Council; retired Chairman, President and Chief Executive Officer of Foster Wheeler Ltd. (Design, engineering, construction and other services)

Member of the Audit and Compensation Committees

GEORGE W. EDWARDS
Retired President and Chief Executive Officer of The Kansas City Southern Railway Company (Railroad)

Member of the Compensation, Executive, and Finance Committees

DANIEL J. MEYER
Retired Chairman of the Board and Chief Executive Officer of Milacron Inc. (Plastics processing systems and services, and metal cutting process products and services)

Member of the Audit and Nominating/Corporate Governance Committees



JOEL S. HOFFMAN
Retired Partner of Simpson Thacher & Bartlett LLP a New York City law firm

Member of the Audit, Executive and Nominating/Corporate Governance Committees

ANTHONY J. GUZZI
President and Chief Operating Officer of EMCOR Group, Inc. (Mechanical, electrical construction and facilities services)

Member of the Audit and Nominating/Corporate Governance Committees

ANDREW MCNALLY IV
Retired Chairman and Chief Executive Officer of Rand McNally & Company (Printing, publishing and map-making); a partner of McNally Investments (Merchant banking)

Member of the Compensation, Executive, and Finance Committees

E. RICHARD BROOKS
Retired Chairman and Chief Executive Officer of Central and South West Corporation (Utility holding company)

Member of Audit and Nominating/Corporate Governance Committees

DANIEL S. VAN RIPER
Independent Financial Consultant; Former Special Advisor, Senior Vice President and Chief Financial Officer of Sealed Air Corporation (Packaging materials and systems)

Member of the Audit and Compensation Committees

Corporate Headquarters:
Orange, Connecticut

Principal Subsidiaries and Affiliates

HUBBELL INCORPORATED (DELAWARE) –

AFFILIATES:

WIRING DEVICE-KELLEMS
Bridgeport, CT
Milford, CT
Newtown, CT

HUBBELL CARIBE LIMITED
Vega Baja, PR

BRYANT ELECTRIC
Milford, CT

PREMISE WIRING
Milford, CT
Stonington, CT

HUBBELL BUILDING AUTOMATION, INC.
Austin, TX

HUBBELL CANADA LP
Pickering, Ontario, Canada

TEMCO ELECTRIC PRODUCTS
Montreal, Quebec, Canada

HUBBELL DE MEXICO S.A. de C.V.
Mexico City, Mexico
Queretaro, Mexico

RACO
South Bend, IN

BEL MANUFACTURERA, S.A. de C.V.
Juarez, Mexico

KILLARK
St. Louis, MO

E. M. WIEGMANN
Freeburg, IL

HUBBELL LIGHTING, INC.
Greenville, SC

AFFILIATES:

ARCHITECTURAL AREA LIGHTING
La Mirada, CA

COLUMBIA LIGHTING
Greenville, SC
Bristol, PA
Spokane, WA
Juarez, Mexico

DUAL-LITE CAYMAN LIMITED
Naguabo, PR

DUAL-LITE
Greenville, SC

HUBBELL OUTDOOR AND INDUSTRIAL LIGHTING
Greenville, SC
Christiansburg, VA
Moultrie, GA

KIM LIGHTING
City of Industry, CA
Ontario, CA

PRESCOLITE
El Dorado, AR
Greenville, SC
Tijuana, Mexico

PROGRESS LIGHTING INC.
Greenville, SC
Tijuana, Mexico

SECURITY LIGHTING SYSTEMS
Buffalo Grove, IL

ARTESANIAS BAJA, S.A. de CV
Tijuana, Mexico

HUBBELL POWER SYSTEMS, INC.
Columbia, SC

AFFILIATES:

ARRESTER BUSINESS
Aiken, SC
Wadsworth, OH

CONNECTORS
Elkton, TN
Leeds, AL
Juarez, Mexico

CABLE ACCESSORY BUSINESS
Aiken, SC

CONSTRUCTION BUSINESS
Centralia, MO
Independence, MO

INSULATOR BUSINESS
Aiken, SC

SAFETY PRODUCT BUSINESS
Centralia, MO

SWITCHING BUSINESS
Columbia, SC
Juarez, Mexico

FABRICA DE PECAS ELECTRICAS DELMAR LTDA.
Tatui, Brazil

HUBBELL LENOIR CITY, INC.
Lenoir City, TN
San Jose, CA

PCORE ELECTRIC COMPANY INC.
LeRoy, NY

HUBBELL INDUSTRIAL CONTROLS, INC.
Archdale, NC

AFFILIATES:

HIPOTRONICS, INC.
Brewster, NY

HAEFELY TEST, AG
Basel, Switzerland

GLEASON REEL CORP.
Mayville, WI

GAI-TRONICS CORPORATION
Reading, PA

GAI-TRONICS S.r.L
Milan, Italy

PULSE COMMUNICATIONS, INC.
Herndon, VA

AUSTDAC PTY LIMITED
New South Wales, Australia
Queensland, Australia

HUBBELL LIMITED AFFILIATES:

CHALMIT LIGHTING
Glasgow, UK

HAWKE CABLE GLANDS
Ashton-Under-Lyne, UK

GAI-TRONICS
Burton-on-Trent, UK

Corporate Officers

TIMOTHY H. POWERS
Chairman of the Board,
President and
Chief Executive Officer

DAVID G. NORD
Senior Vice President and
Chief Financial Officer

GARY N. AMATO
Group Vice President

JAMES H. BIGGART, JR.
Vice President and Treasurer

JAMES K. BRAUN
Vice President, Planning and
Development

THOMAS R. CONLIN
Vice President, Public Affairs

RICHARD W. DAVIES
Vice President, General Counsel
and Secretary

STEPHEN M. MAIS
Vice President, Human Resources

W. ROBERT MURPHY
Executive Vice President,
Marketing and Sales

SCOTT H. MUSE
Group Vice President

THOMAS P. SMITH
Group Vice President

CHARLES M. TENCZA
Vice President, Information
Technology

WILLIAM T. TOLLEY
Group Vice President

DARRIN S. WEGMAN†
Vice President, Controller

†Elected by the Board of Directors on February 15, 2008 effective March 1, 2008

MARKET LISTING
The New York Stock Exchange
New York, NY 10005

REGISTRAR AND TRANSFER AGENT
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
800-874-1136
www.bnymellon.com/shareowner/isd

DIVIDEND REINVESTMENT PLAN
A Dividend Reinvestment Plan is available to stockholders of Hubbell Incorporated. For details, contact:

Corporate Secretary
Hubbell Incorporated
584 Derby-Milford Road
P.O. Box 549
Orange, CT 06477-4024

INTERNET ADDRESS
http://www.hubbell.com

As a Hubbell shareholder, you are invited to take advantage of our convenient shareholder services or request more information about Hubbell Incorporated.

SHAREHOLDER SERVICES
Mellon Investor Services, our transfer agent, maintains the records for our registered shareholders and can help you with a variety of shareholder related services at no charge including:

Change of name or address
Consolidation of accounts
Duplicate mailings
Dividend reinvestment enrollment
Lost stock certificates
Transfer of stock to another person
Additional administrative services

ACCESS YOUR INVESTOR STATEMENTS ONLINE 24 HOURS A DAY, 7 DAYS A WEEK WITH MLINK™. FOR MORE INFORMATION, GO TO WWW.BNYMELLON.COM/SHAREOWNER/ISD.

ELECTRONIC ACCOUNT ACCESS VIA MLINK℠
Electronic access to your financial statements and shareholder communications is now available with **MLink℠**, a new program from Mellon Investor Services. Access your important shareholder communications online **24 hours a day, 7 days a week within a secure, customized mailbox.** You can view and print your Investment Plan Statements, Investor Activity Reports, 1099 tax documents, notification of ACH transmissions, transaction activities, annual meeting materials and other selected correspondence.

Here are just some of the benefits of secure, online access with **MLink**:
E-mail notifications of account activity
Secure access to your documents in a customized online mailbox
Convenient, flexible access to your mailbox 24 hours a day, 7 days a week
Convenient management of your shareholder documents – download and print

Enrollment in **MLink** is quick and easy. Just log on to Investor ServiceDirect® at www.bnymellon.com/shareowner/isd and follow the step-by-step instructions.

HUBBELL INCORPORATED
584 Derby-Milford Road
P.O. Box 549
Orange, CT 06477-4024

www.hubbell.com

END